On September 29, 2006, two great investment managers became one. Together, we have significantly broader capabilities and deeper intellectual capital around the globe. We are focused on a singular mission to provide exceptional investment products and services to our clients worldwide.
Welcome to the new BlackRock.

ANNUAL REPORT 2006





BLACKROCK

BUSINESS HIGHLIGHTS

On September 29, 2006, BlackRock and Merrill Lynch Investment Managers (MLIM) merged to form one of the world's largest investment management companies.

The merger greatly enhanced our capabilities, expanded our global presence and diversified our business.

Revenues reached a record $2.1 billion, and diluted earnings per share[1] increased 32% to $5.33 for 2006.

We managed $1.125 trillion of assets at year-end 2006 on behalf of institutional and individual investors worldwide.

Collectively, we were awarded $60.5 billion of net new business during 2006 across a wide variety of mandates.

Assets managed for non-U.S. clients reached $383.3 billion, or 34% of AUM, on the strength of approximately $32.0 billion of combined net new business.

Assets managed for U.S. clients grew to $741.3 billion, including approximately $29.0 billion in combined net new business.

Combined net inflows of $21.5 billion from international retail investors helped drive global retail and high net worth AUM to $352.5 billion, or 31% of total AUM.

AUM for institutional investors increased to $772.1 billion, driven in part by $23.6 billion of net new business.

The merger transformed our equity business, substantially expanding our capabilities and propelling equity assets to $392.7 billion or 35% of total AUM.

Fixed income AUM increased to $455.9 billion, and we enhanced our platform with strong U.S. tax-exempt, sterling, euro and Australian dollar investment products.

We closed the year with $227.8 billion of cash management AUM, positioning us as the third largest manager of money funds globally.

Assets invested in real estate and other alternative investment products rose to $48.1 billion, driven by successful new product launches during the year.

Revenues from *BlackRock Solutions*® products grew 20% to $148.0 million, and we added 17 net new assignments in 2006.

We ended the year with over 5,000 employees across the globe working together to develop and deliver innovative investment solutions to clients in more than 50 countries.

FINANCIAL HIGHLIGHTS

(in thousands of dollars, except per share data)	**2006**	2005	2004
	Years ended December 31,		
Revenue	**$2,097,976**	$1,191,386	$725,311
Operating Income	**707,598** [1]	408,448 [1]	263,311 [1]
Net Income	**444,703** [1]	269,622 [1]	177,709 [1]
Per Common Share:			
Diluted Earnings	**5.33** [1]	4.03 [1]	2.69 [1]
Book Value	**83.57**	14.41	12.07
Assets Under Management *(in millions)*	**1,124,627**	452,682	341,760

ASSETS UNDER MANAGEMENT
($ billions)



$341.8
$452.7
$1,124.6
04
05
06

REVENUE
($ millions)



$725.3
$1,191.4
$2,098.0
04
05
06

DILUTED EARNINGS
(per common share)



$2.69
$4.03
$5.33
04
05
06

[1] *Operating income, net income and diluted earnings per share are presented on an as adjusted basis. Please see pages 28 and 29 for GAAP reconciliation.*

April 2007

MY FELLOW SHAREHOLDERS:

In past years, my annual letters have discussed the sea changes occurring in the global financial markets and the implications for investors and investment managers. I believed that BlackRock would have substantial opportunities to capitalize on those trends, but vowed to remain committed to our financial discipline and integrated operating model. Having completed the State Street Research acquisition in January 2005, we were both cognizant of the ways in which the right combination could infuse the organization with new energy and realistic about execution challenges. We were open to considering strategic transactions, but happy to continue building organically in the absence of a truly compelling opportunity.

In early 2006, we were presented with what we perceived to be a unique proposition, and we seized the opportunity to merge with Merrill Lynch Investment Managers (MLIM). We believed that the combination would be a catalyst for transforming our respective platforms into a more powerful global organization. We believed that the complementary capabilities and deep intellectual capital of our companies would greatly enhance our collective ability to serve clients throughout the world. We believed that the work to bring these two great companies together would be hard, and it is. The year has been exhausting and exhilarating, but I believe we have created a stronger platform with greater opportunities than we have ever had.



I am incredibly proud of the enormous effort put forth by all of my colleagues to integrate our businesses and weave together the culture of the new BlackRock. Mergers are not completed in weeks or months – it takes years to cement a shared culture, establish a unified organization, and ensure robust processes. We recognize that a great deal of work lies ahead and that it is too early to declare victory. Nonetheless, I am encouraged by our early successes. Clients have been tremendously supportive, awarding us $60.5 billion in net new business collectively over the course of the year. In total, combined assets increased $133.0 billion to $1.125 trillion at year-end. Our AUM positions us as one of the largest asset managers in the world, with the scale to more effectively serve our clients and create value for our shareholders.

The merger greatly accelerated BlackRock's evolution as a global enterprise with a considerably more diversified business. We serve clients in more than 50 countries, and over one-third of our total assets are managed on behalf of international investors. Institutional and retail investors contribute almost equally to our revenues. Nearly one-third of our employees live and work outside of the U.S., enhancing local delivery of our global capabilities. Our investment professionals invest in more markets, meet with more companies and share more insights globally. Our shared mission is to help our clients solve their investment challenges and pursue their investment objectives with innovative products and services.

In addition to expanding our global presence, the merger brought together remarkably complementary investment platforms. Our equity business was transformed with broad investment capabilities and strong leadership. Our alternatives platform was expanded with additional products, including private equity fund of funds, international real estate and equity hedge funds. Our fixed income team was enhanced with euro, sterling, U.S. tax-exempt and distressed investment expertise. Our goal is not to be all things to all people, but to utilize our global perspective to be smarter investors, to provide products that are highly responsive to our clients' needs, and to consistently achieve superior investment results.

Our distribution efforts were equally complementary, resulting in unique capabilities to serve both retail and institutional investors. A strong, collaborative effort by both firms in the months leading up to the merger enabled us to achieve a seamless transition for all clients and to retain and grow our business through the merger. Post-closing, we serve a diverse universe of institutional investors, including defined benefit and defined contribution pension plans, corporations, insurance companies, banks, government agencies, foundations, endowments and charitable trusts. I believe that the merger enhanced BlackRock's formidable institutional capabilities in a number of ways. Our broader global footprint will enable us to enhance local business development and client service. Further, our deep industry and product expertise, as well as our expanded investment capabilities, should strengthen our ability to develop innovative solutions to help our clients address their investment challenges.

MLIM had well-established retail businesses in both the U.S. and internationally. Robust offerings in the U.S. supported a substantial asset base gathered primarily through Merrill Lynch. One of our early priorities is to offer these products through a broader universe of U.S. distributors, while maintaining exceptional sales and service to existing advisors and their clients. Outside the U.S., MLIM's industry-leading mutual fund family, which had grown to $66.3 billion in AUM by year-end 2006, was well positioned with an extensive network of international intermediaries. Registrations in 34 countries serve as a competitive advantage, and the team has built solid market share with a strong equity fund line-up. Another early priority is to add fixed income funds to the international retail product range, offering our distributors a more complete set of investment opportunities appropriate to managing diversified portfolios in a variety of market environments.

BlackRock Solutions continues to be a strong differentiating force. It is an embodiment of the firm's commitment to risk-aware investing and operational excellence. The underlying capabilities reflect the depth of BlackRock's capital markets, investment and risk management expertise. These capabilities continue to be vital to BlackRock, as well as a growing number of institutional clients. Our third party business grew at a healthy rate in 2006, driven by the addition of 17 net new assignments and completion of three system implementations. Late last year, two international governmental agencies selected our enterprise system, Aladdin®, for their investment operations. I believe these wins portend substantially greater global business for *BlackRock Solutions* in the future, as investors worldwide focus on investment and operational risk management. More importantly, I am confident that *BlackRock Solutions* will continue to distinguish BlackRock from all other asset managers, and that the close ties between our investment and non-investment activities will continue to be an important driver of our long-term success.

Our technology, operations and infrastructure groups serve as the backbone of our operating model. These teams worked tirelessly to unify our combined platform. Prior to closing, they consolidated our corporate systems, transitioned office space worldwide, and put in place the global network needed to support our substantially larger, more complex business. All fixed income portfolios managed in the U.S. and London were converted to Aladdin before closing, and U.S. equity portfolios were integrated shortly thereafter. The conversion of international equity portfolios and products managed in Australia is expected to continue throughout 2007. While we are anxious to be on a single platform, we would rather take our time to make sure we fully understand business needs and can implement in a way that ensures practical solutions consistent with our high standards for operational excellence.

As work continues on our integration, I remain mindful of market and industry trends that are affecting our clients and our business. Many of these are the very same trends I have discussed in the past – globalization and the flattening of the world, global liquidity and the dollarization of international investment portfolios, the global search for yield and the need for risk management. Over the past year, these have come into sharper focus, reinforcing for me the strategic rationale of the MLIM merger and spurring additional thoughts on future priorities.

We have new perspective on being a global enterprise, and appreciate much more directly the cost required to support an employee base operating on five continents. In the past, I have commented on the scale required to build global presence – now I can confirm firsthand that scale is absolutely essential and that smaller firms will be hard pressed to build truly global capabilities. This suggests to me that consolidation will continue in our industry. BlackRock will have ample strategic opportunities, but we are more likely to consider situations that add key regional capabilities, fill in particular product gaps, or bring certain activities to scale.

Global liquidity continues to dominate economic and market discussions. I have talked previously about the effect of abundant liquidity on U.S. yields and credit spreads. Rates stayed low and spreads tightened even further throughout much of 2006. The credit markets feel more and more like late 1999 – like we are in a bubble driven by irrational exuberance and exposed to considerable risk. As investors buy increasingly risky assets, they are betting that current levels of global liquidity will be sustained. I continue to believe that investors will turn to other markets to diversify their holdings and to seek higher returns. Our global and non-dollar strategies will be key in such circumstances, and we will continue to expand our international investment capabilities over time.

The sources of liquidity are also of interest because in a market driven so heavily by the flow of funds, it is necessary to understand what drives investment behavior of key market participants. Few have been more critical to this market than foreign central banks and sovereign investment funds (SIFs) investing their current account surpluses and petrodollars. I first wrote about the emergence of new SIFs last year, and I believe their impact on the global capital markets will be enormous over time. The purpose of the SIFs is to enhance returns by investing excess reserves in riskier assets. For BlackRock, this underscores the need to continue building alternative investment capabilities and ensure that we have strong core equity products.

Pension investing continues to evolve as well, with equally important implications for the global capital markets and our business. During the year, the Pension Protection Act of 2006 was signed into law, and FASB announced the first phase of pension accounting changes. These have implications for both defined benefit and defined contribution plans in the U.S. Higher funding targets and quasi-market value accounting will motivate DB plan sponsors to reduce future earnings volatility and minimize the potential need for future contributions by adopting liability driven strategies as soon as funding ratios allow. Recently, GM and Boeing undertook such strategies, sharply increasing bond allocations at the expense of equities. Other plan sponsors are likely to follow.

The Act also contains provisions that encourage the use of target date investment strategies as the default option for DC plans. We believe this fuels a growing demand for products that combine a variety of traditional and alternative investments as well as derivative instruments to meet investor needs. Managers will add value through the strategic and tactical allocation of the assets, and through management of the underlying strategies either directly or through third party managers (i.e., funds of funds). While approaches undoubtedly will evolve, we felt that this trend was important enough to formalize our effort through the creation of a new group focused exclusively on multi-asset class products and strategies.

All of these trends point to enormous opportunities in a changing landscape. Clients will need creative solutions to their investment challenges. I believe BlackRock has the ability to differentiate itself, more so than ever, on the basis of our intellectual capital, scale, investment capabilities and service ethic. To do so, I believe that we will have to further evolve our operating processes and organizational model to better capitalize on the power and promise of our platform. In particular, we will need to do a better job of balancing global functional capabilities with local business acumen in order to best serve our clients. These efforts will challenge the management team to consider new ways of working within and across functions and regions. While I recognize that new approaches may be uncomfortable, I believe they are necessary as we continue to shape the new BlackRock.

As I stated earlier, I am incredibly proud of the accomplishments of our team – over 5,000 strong in 18 countries. The effort they have put forth in providing uninterrupted service to our clients, achieving competitive investment results and integrating our business has been truly inspirational. A great deal of hard work lies ahead, but I have confidence in our collective ability to navigate unfamiliar terrain and conquer whatever challenges may arise. I am also grateful to our Directors, who have helped us consider industry developments and trends and evaluate strategic opportunities over the past several years. I know that their guidance will be invaluable as we transition BlackRock to a much larger, global platform. Finally, I want to thank all of our clients and their advisors for their ongoing support. As I hope my letter conveys, we measure our success by our ability to help you meet your investment needs and capitalize on investment opportunities wherever they may be in the world. Above all, this remains our mission.

Sincerely,



Laurence D. Fink

Chairman and Chief Executive Officer





OUR PEOPLE...**ARE TRUSTED PARTNERS, RESPECT DIFFERENCES, BELIEVE ANYTHING IS POSSIBLE**

>>> OUR CLIENTS >>>>>>>>>

BlackRock serves a diverse universe of institutional and retail investors globally. Products are offered both directly and through financial intermediaries. A key rationale for pursuing the MLIM merger was to enhance our ability to serve our clients by offering a more diverse set of products and capabilities and by leveraging our significantly expanded global footprint to provide timely, responsive service locally. We seek to use the combined organization's enhanced global perspective and scale to benefit clients and help them creatively solve problems.

At year-end, the Company had $1.125 trillion of assets under management, up $133.0 billion over pro forma combined AUM of $991.6 billion at year-end 2005. During the year, BlackRock and MLIM were awarded $60.5 billion of net new business from new and existing clients, $27.7 billion of which was reported as "acquired AUM" in connection with the MLIM merger. Net inflows were well diversified geographically as well as by client type. In addition, the Company was retained on 17 net new *BlackRock Solutions* assignments during the year.

The international business that MLIM brought to the new organization gave BlackRock a significantly expanded global presence. At December 31, 2006, we managed $383.3 billion of assets, including $238.4 billion added in the MLIM merger, on behalf of international investors in more than 50 countries. During the year, BlackRock and MLIM were awarded approximately $32.0 billion of net new business from non-U.S. clients. New business efforts encompass direct calling on institutional investors and their consultants, as well as wholesale distribution of funds and unit trusts through


Alternative Investments 4%
Fixed Income 41%
ASSET CLASSES
$1.125 Trillion AUM
Cash Management 20%
Equities & Balanced 35%

broker dealers and other financial intermediaries. International clients are served by employees in over 25 offices across the globe.

BlackRock also serves a large and growing base of U.S. investors. In 2006, combined net new business from these clients was approximately $29.0 billion across products, contributing to an increase in U.S. client assets to $741.3 billion at year-end. Our clients include pension plans and other tax-exempt investors, insurance companies and other taxable institutions, corporate treasurers and other institutional cash managers, and individual investors. The professionals serving these clients are primarily based in the Company's New York, Boston, Princeton (New Jersey), Florham Park (New Jersey), San Francisco and Wilmington (Delaware) offices.

The MLIM merger brought greater balance to our client base, increasing assets managed for retail and high net worth investors to $352.5 billion, or 31% of total AUM, at year-end 2006. This contrasts sharply with the 10% of BlackRock's AUM that this clientele represented at year-end 2005. Offerings for U.S. individual investors include open-end funds, closed-end funds, separately managed accounts, and alternative investment vehicles. Our non-U.S. retail platform was greatly enhanced by the addition of MLIM's industry-leading international mutual fund platform and their unit trust offerings, which garnered $21.5 billion of net inflows in 2006. We believe that we have significant opportunities to grow this asset base over time as we deliver our substantially more robust product range to a broader universe of U.S. distributors and add our fixed income and cash management products to our international platform.

At year-end 2006, $772.1 billion, or 69% of total AUM, was managed on behalf of institutional clients. The MLIM merger contributed $138.7 billion and $86.1 billion in long-dated assets managed for international and U.S. institutions, respectively. Excluding MLIM's net inflows in the first nine months of the year, net new business from institutional investors worldwide totaled $23.5 billion. Search activity and flows slowed somewhat during the year as investors adopted a cautious attitude with respect to both the markets and the announcement of our merger. As the year progressed, investors began to gain comfort with the stability of the organization and appreciate the increased capabilities of our combined platform. We regained considerable new business momentum in the fourth quarter and into 2007.

Assets managed for tax-exempt institutions, including defined benefit and defined contribution pension plans, foundations, endowments and other non-profit organizations, increased to $352.7 billion at year-end. The MLIM acquisition contributed $132.8 billion of assets managed for tax-exempt investors worldwide, and net new business (excluding MLIM's flows prior to closing) totaled $15.3 billion over the course of the year. We work closely with these clients and their consultants to understand their evolving needs and identify creative solutions. For example, we have worked collaboratively with defined contribution plan sponsors in the U.S., the U.K. and Australia to create innovative products, such as daily valued separate accounts, institutionally priced mutual funds, customized collective trusts, book-value synthetic guaranteed investment contracts, asset allocation products, and most recently, target-date and target-risk lifecycle funds.

AUM for taxable institutions grew to $240.5 billion at year-end 2006, including $88.7 billion added through the MLIM transaction. Clients served include insurance companies, corporations,


Japan/Asia 5%
Americas 71%
CLIENT GEOGRAPHY
$1.125 Trillion AUM
EMEA/Australia 24%

banks and other mutual fund sponsors. Our insurance business is highly differentiated, bringing together specialized investment, risk management and accounting services tailored to the unique needs of these clients. As a result, BlackRock is one of the largest independent managers of insurance assets in the world, with $104.3 billion under management. This business is, however, subject to event risk arising from insurance company mergers and client decisions to internalize asset management, notwithstanding a continuing industry-wide trend toward investment outsourcing. In 2006, outflows resulting from such one-time events totaled $7.0 billion, which overshadowed $5.9 billion of net inflows from other taxable institutions throughout the year.

At year-end 2006, AUM in institutional cash management products stood at $174.5 billion. The MLIM merger added $81.1 billion of assets at closing and net inflows totaled $9.4 billion for the year (excluding MLIM flows prior to closing). BlackRock continually seeks ways to provide new cash management solutions to clients. In 2006, these efforts focused on helping clients identify opportunities to invest more profitably in a low rate environment, while assuming relatively little additional risk. BlackRock also emphasizes flexible and responsive client service, which is conducted through our call center and online account management tools. These efforts, together with competitive yields on the Company's products, will enable BlackRock to better withstand volatility in asset flows, build its client base and increase market share over time.

Going into 2007, the Company is well positioned to pursue new business opportunities by attracting new clients and expanding existing relationships. We strive to be innovative in providing solutions to our clients and distribution partners. These efforts take many forms, from customized portfolios and benchmarks to new product development, liability driven investing, portable alpha strategies, and multiple asset class solutions. We also seek to differentiate BlackRock on the basis of "non-investment alpha" in the form of thoughtful, high quality service that helps clients and their advisors solve problems and capitalize on opportunities. We are confident that our broader capabilities, global platform, and focus on building long-term client relationships will support strong organic growth in our business over time.







...RECOGNIZE THERE ARE THINGS WE CAN DO AS A TEAM THAT WOULD BE IMPOSSIBLE AS INDIVIDUALS

BlackRock's fixed income AUM increased 50% to $455.9 billion at December 31, 2006, including $132.8 billion of assets added through the MLIM merger. The firm offers a wide range of fixed income products spanning global bond markets and sectors as well as the full spectrum of maturities along the yield curve. The MLIM merger greatly accelerated our expansion into the international fixed income market. Global bond mandates almost doubled to $38.0 billion at year-end 2006. The merger also increased local market capabilities, adding established teams in London and Sydney. BlackRock now offers bond portfolios denominated in U.S. and Australian dollars, pounds sterling, euros and yen. Capabilities in distressed, high yield, municipal bonds and credit research were also strengthened.

BlackRock applies a consistent style to all fixed income strategies, emphasizing controlled duration and active sector rotation. All bond portfolios are managed by a seasoned team of sector specialists who work together to share information, formulate investment themes and implement specific strategies in accordance with each portfolio's investment objectives and guidelines. They are supported by extensive analytical tools and a unique global research database. Investment operations are facilitated by Aladdin, BlackRock's proprietary enterprise investment system, and by an experienced team of operations, administration and compliance professionals.

While our investment process is designed to consistently outperform benchmarks, ensuring that portfolio risks are consistent with client objectives is paramount. Throughout the year, we remained steadfast in our process and cautious about markets that continued to be driven more by global liquidity than by fundamentals. While returns reflected our conservative bias during the year, 92% of BlackRock's institutional composites outperformed their benchmarks for the one-year period, and 100% outperformed for the three- and five-year periods, ended December 31, 2006.*


Core 29%
Municipal & Other 12%
FIXED INCOME
$456 Billion AUM
Global & Non-dollar 15%
Targeted Duration 29%
Sector-Specialty 15%

Please see Product Performance Notes on inside back cover.

Net new business in fixed income totaled $[illegible] billion during the year. Several factors accounted for the slower growth relative to historical experience. The persistence of low rates in the U.S. continued to hamper clients' asset allocation strategies, and a shift to higher yielding strategies ensued. In addition, our new business flows were adversely affected by "event risk" – outflows triggered by client mergers or other one-time shifts in corporate strategy. Despite these challenges, BlackRock sustained positive momentum in key products including core, global and local currency strategies, which contributed $5.9 billion of net inflows during the year.

We have benefited historically from the growth of the global bond markets and continued strong international demand for U.S. fixed income products. We remain optimistic about our continuing growth opportunities. Interest in global bonds remains strong, and our expanded international fixed income capabilities should be of greater interest as investors seek to diversify their exposure to the U.S. market. In addition, we expect to roll-out a range of fixed income offerings on our international retail platform during 2007, and to capitalize on growth opportunities through this new distribution channel over time. Finally, when rates in the U.S. increase, although net asset values will erode, institutional investors will be able to reallocate to this asset class and take advantage of opportunities to better match their liabilities. BlackRock should be well positioned to benefit from such an environment.

>>> EQUITIES & BALANCED >>>>>>>>>

BlackRock closed 2006 with equity and balanced AUM of $392.7 billion, including $314.4 billion added through the merger. These products represented 35% of total AUM at year-end 2006, up from an 8% share of BlackRock's AUM at year-end 2005. Combined equity and balanced assets grew $77.6 billion year-over-year, driven by favorable markets and approximately $30.0 billion of combined net new business throughout the year. Both the product and client range were well diversified. At December 31, 2006, 48% of equity and balanced AUM were managed for U.S. investors and 52% for international clients. Similarly, 45% of assets were managed on behalf of institutions and 55% on behalf of retail and high net worth investors.

The dramatic expansion of BlackRock's global equity platform and resulting shift in overall product mix was a principal motivation for pursuing the combination with MLIM. In addition to U.S., international and emerging market offerings, the combined firm now manages equity portfolios with strategies specific to the U.K., Europe, Japan and Australia. Equity investment professionals manage portfolios from offices in New York, London, Boston, Edinburgh, Hong Kong, Melbourne, Philadelphia, Princeton, Singapore and Tokyo.


Balanced/Asset Allocation 29%
Sector-Specific & Other 12%
EQUITIES & BALANCED
$393 Billion AUM
U.S. Equity 17%
Global and Non-U.S. 24%
Active Quantitative & Index 18%

The Company's equity platform emphasizes an active investment approach aimed at adding value principally through stock selection. Fundamental strategies emphasize in-depth company and sector research as well as macroeconomic analysis as the basis for stock selection. Active quantitative strategies employ sophisticated, proprietary models to drive the investment process. Portfolios are managed by distinct teams that invest according to their own philosophy, process and style. All benefit from shared information and insight facilitated by BlackRock's proprietary research database and by regular meetings within and across teams. In January 2007, we completed the conversion of MLIM's U.S. equity portfolios to BlackRock's Aladdin system. The conversion of international equity portfolios is expected to continue throughout 2007.

Our balanced AUM, which include traditional balanced products as well as asset allocation strategies, totaled $113.8 billion at December 31, 2006. BlackRock's asset allocation portfolios allow clients to benefit from two or more portfolio management teams' expertise within a single product. Asset allocation specialists customize the mix of cash, bonds and equities, as well as geographies, styles and capitalization ranges within asset classes, based on risk/return objectives. Our new target-date and target-risk lifecycle funds, portable alpha strategies and liability driven investments are examples of products that utilize these capabilities.

Throughout the MLIM integration, we were careful to ensure that our portfolio managers remained focused on the markets and managing portfolios. Overall we sustained strong performance track records, with 66% of the Company's equity mutual fund assets ranked in the top two peer group quartiles for the one-year period ended December 31, 2006, and over 70% ranked in the top two peer group quartiles for the three- and five-year periods ended December 31, 2006.* If we continue to achieve competitive results, and fill-in selective product gaps, we will be well positioned to accelerate growth through the cross-selling of our equity capabilities to institutional and retail investors worldwide.

Please see Product Performance Notes on inside back cover.



...ARE PASSIONATE IN THE BELIEF THAT THE VALUE OF INFORMATION MULTIPLIES WHEN IT IS SHARED

BlackRock is a leading provider of cash management products with $227.8 billion in AUM at December 31, 2006. AUM in these strategies increased $141.7 billion during the year, including $127.7 billion of assets added in the MLIM merger. Net new business (excluding MLIM's flows prior to closing) totaled $12.4 billion during the year across a variety of products. Money market funds represented $183.8 billion, or 81% of total cash management AUM, at year-end. BlackRock ranked as the third largest manager of money funds globally and the second largest manager of institutional money funds in the U.S.

We offer a wide array of cash management products, including a full range of money market funds and a variety of enhanced cash strategies. Portfolios are managed by investment specialists based in Wilmington (Delaware), Princeton (New Jersey) and London. They employ an investment process that seeks to achieve competitive yields while adhering to an unwavering focus on risk management, credit quality and liquidity. Portfolio managers benefit from a sharing of information and resources with the fixed income team, including a deep team of credit analysts supporting both businesses.

A number of factors contributed to BlackRock's growth in cash management assets during 2006. A continued neutral stance by the Federal Reserve Bank and a flat U.S. yield curve contributed to favorable flows in institutional liquidity products. Competitive performance and an abiding focus on client service were also vital to ongoing new business efforts. For the year ended December 31, 2006, 89% of BlackRock's U.S. institutional money market fund assets ranked in the top two peer group quartiles.* Finally, the Company's expanded product set, which includes enhanced yield strategies and a suite of non-U.S. cash management products that were added in the combination with MLIM, help to bolster BlackRock's already strong offerings.


U.S. Institutional
Separate Accounts 16%
CASH MANAGEMENT
$228 Billion AUM
U.S. Institutional
Money Market Funds 56%
International 6%
U.S. Retail Money Market Funds 22%

* *Please see Product Performance Notes on inside back cover.*

BlackRock's cash management activities are primarily conducted on behalf of U.S. clients, although there is increasing demand among international clients for similar products. At December 31, 2006, cash management AUM for U.S. investors reached $213.5 billion and assets from international investors were $14.3 billion. For the year, net inflows totaled $10.4 billion and $2.0 billion from U.S. and international investors, respectively. Institutional clients represented $174.5 billion, or 77% of total cash management AUM at December 31, 2006. Retail client assets have grown from $3.1 billion at year-end 2005 to $53.3 billion at year-end 2006, largely as a result of the merger.

While this is a mature business in the U.S., consistently competitive performance, industry-leading client service and product innovation have helped drive market share growth over time. We believe that the ability to cross-sell our capabilities across a broader institutional client base will further strengthen our new business efforts. In addition, we believe that there are considerable opportunities for growth internationally, where the market is at a much earlier stage of development. We will seek to enhance our international efforts over time in order to capitalize on these opportunities.

>>> ALTERNATIVE INVESTMENTS >>>>>>>>>

Assets managed in alternative investment products totaled $48.1 billion at December 31, 2006, up $22.8 billion year-over-year. The increase was driven by the addition of $14.2 billion of assets in the merger and $6.8 billion of net new business (excluding MLIM's net inflows during the first nine months of the year). The Company's offerings encompass a variety of products that generally are designed to provide returns with low correlations to the broad equity and bond markets, and in many cases employ structural leverage in an effort to enhance returns.

BlackRock's real estate platform continued to flourish, growing to $20.6 billion at year-end 2006. Growth was led by $4.2 billion of assets acquired in the MLIM transaction and $5.7 billion of net inflows and property acquisitions. Notably in the fourth quarter of 2006, BlackRock and Tishman Speyer formed a joint venture to acquire Peter Cooper Village and Stuyvesant Town, the largest apartment complex in New York City. Through the merger, we added key international products managed by teams in Australia and the U.K., enhancing BlackRock's growing global real estate platform.


Private Equity & Other 8%
Real Estate 43%
Equities &
Hedge Fund of Funds 12%
ALTERNATIVE INVESTMENTS
$48 Billion AUM
Fixed Income 9%
Collateralized Debt Obligations 28%

Fixed income sector specialists managed $13.2 billion of assets in collateralized debt obligations (CDOs) as of December 31, 2006. During the year, BlackRock added $3.7 billion of assets through the issuance of six new CDOs. BlackRock's fixed income team also manages a number of alternative investment strategies using the same investment process that supports traditional bond portfolios. Assets in fixed income hedge funds, commodities portfolios and long-only absolute return strategies totaled $4.4 billion at December 31, 2006.

Assets in the Company's equity hedge funds and hedge fund of funds grew to $5.8 billion at December 31, 2006, including $3.2 billion of assets in products added through the MLIM merger. These products are managed by experienced teams in New York, Boston and London. BlackRock also expanded its private equity offerings in 2006 with the addition of MLIM's private equity fund of funds business. Assets managed in these products and in our business development company, BlackRock Kelso Capital Corporation, totaled $3.4 billion at year-end.

Demand for real estate and alternative investments continues to grow as investors seek to diversify their market exposures and distinguish between market-correlated returns and investment alpha. Clients also are increasingly interested in investment solutions that combine traditional asset classes and alternative investments into targeted, risk managed strategies. In early 2007, we brought together a team of professionals to focus on the creation and management of multi-asset class portfolios, including asset allocation products, portable alpha strategies, liability driven investment solutions and fiduciary outsourcing assignments.

Looking forward, we expect investors to continue to seek innovative investment strategies to help them meet their financial objectives. We also believe that a wide range of alternative strategies, including global real estate products, will play an important role in their portfolios. We will pursue opportunities to expand BlackRock's alternative investment offerings over time both by leveraging our existing expertise and by expanding our capabilities.





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>>> BLACKROCK SOLUTIONS >>>>>>>>>

Since its formation, BlackRock has developed and maintained proprietary investment systems and analytical tools to support its growing and diverse asset management business. We offer these capabilities, as well as complementary advisory and outsourcing services, to institutional investors under the brand name *BlackRock Solutions*. During the year, *BlackRock Solutions*' revenues from system outsourcing, risk management, advisory and transition management services grew by 20% to $148.0 million. Revenue growth was driven principally by the addition of 17 net new assignments and completion of three system implementations during the year.

In 2006, *BlackRock Solutions* surpassed the milestone of having over 100 distinct assignments for more than 90 clients, while at the same time being extensively involved in the conversion of MLIM's global fixed income and U.S. equity portfolios to our enterprise investment system, Aladdin. We achieved another noteworthy milestone during the year when two international government agencies selected Aladdin to be their fixed income investment platform.

BlackRock Solutions' core products consist of tools that support the investment process. These include Aladdin, which integrates risk analytics and information processing capabilities to support efficient workflow, and a variety of other proprietary analytical tools for clients that do not require all of the functionality of the enterprise system. During 2006, *BlackRock Solutions* was retained on six new Aladdin assignments.

In addition, *BlackRock Solutions* offers a variety of risk management and financial advisory services. These services leverage our extensive analytical capabilities, as well as our risk management and capital markets expertise. During 2006, we added seven net new ongoing risk management and advisory assignments. We also serve clients on short-term engagements that vary in nature, but are generally non-recurring assignments focused on financial and business strategy and risk management for major financial institutions.


Systems & Tools 19%
BLACKROCK SOLUTIONS
109 Long-term assignments
Risk Management &
Advisory 58%
Outsourcing 23%

BlackRock Solutions also provides investment accounting outsourcing, typically bundled with asset management and/or ancillary outsourcing services, such as performance measurement and middle and back office trade support, for clients who wish to extend their relationships. *BlackRock Solutions* added four net new investment accounting relationships in 2006. As a result of the merger, *BlackRock Solutions* now offers transition management services, assisting in portfolio restructuring for institutional investors worldwide.

BlackRock Solutions' business has become increasingly well-diversified across products and clients. As of December 31, 2006, we had 21 Aladdin assignments, 63 risk management and advisory assignments and 25 outsourcing assignments. Clients served include banks, insurance companies, broker dealers, asset managers and hedge funds, pensions, endowments, corporations, and other financial institutions.

We believe that we continue to have extremely robust opportunities to expand *BlackRock Solutions*. In particular, successful implementations for our two new international clients should position *BlackRock Solutions* to better compete for what we believe to be substantial new business opportunities outside the U.S. In addition, as we continue to implement Aladdin for MLIM's international equity portfolios, we expect to significantly enhance the functionality of the system. Over time, that will broaden *BlackRock Solutions'* product set and should expand our growth potential considerably.

EXECUTIVE COMMITTEE



Seated from left to right: **Laurence D. Fink**, Chairman and Chief Executive Officer; **Keith T. Anderson**, Vice Chairman, Global Chief Investment Officer — Fixed Income; **Robert W. Fairbairn**, Vice Chairman, Chairman — Europe, Middle East, Africa and Australia; **Ralph L. Schlosstein**, President.

Standing from left to right: **Robert P. Connolly**, Managing Director, General Counsel; **Susan L. Wagner**, Vice Chairman, Chief Operating Officer; **Robert C. Doll**, Vice Chairman, Global Chief Investment Officer — Equities; **Bennett W. Golub, Ph.D.**, Managing Director, head of Risk and Quantitative Analysis; **Charles S. Hallac**, Vice Chairman, head of *BlackRock Solutions*; **Robert S. Kapito**, Vice Chairman, head of Portfolio Management; **Barbara G. Novick**, Vice Chairman, head of Account Management; **Paul L. Audet**, Managing Director, acting Chief Financial Officer and head of Cash Management.

MANAGEMENT COMMITTEE



Anne F. Ackerley | Scott M. Amero | Howard P. Berkowitz | Steven E. Buller | Donald C. Burke | Robert E. Capaldi | James J. Charrington | Richard S. Davis | Andrew C. Dyson | Peter R. Fisher



Seiichi Fukuyama | Henry Gabbay, Ph.D. | Robert L. Goldstein | Michael C. Huebsch | J. Richard Kushel | Fred Lieblich | Susan Ward Mink | Francis M. Porcelli | Quintin Price | Maarten F. Slendebroek

MANAGING DIRECTORS

Hilary Agin
Jay Alexander
Blair Alleman
Nicholas Anderson
Neal Andrews
Wayne Archambo
Hiroyuki Arita
Elliot Asarnow
Gonzalo Azcoitia
Sacha Bacro
Edward Baer
Ian Bailey
Michael Bailey
Thomas Bain
Michele Baldasarre
Graham Bamping
Lynn Baranski
Kenneth Barbuscio
Nigel Barry
Ara Basil
Robert Bass
Robin Batchelor
Bartholomew Battista
Elise Baum
Steven Bayly
Anson Beard
James Bennett
William Bentley
Steve Berkley
Jodi Berman
Graham Birch
Michael Bitterly
Moshe Blich
Catherine Bolz
Kevin Booth
Alain Bourrier
John Brett
Randolph Brown
Alex Bruce
Juan Buendia
Juliet Bullick
John Burger
Thomas Burke
David Byrket
Eileen Byrne
Katherine Cahill
Thomas Callan
Ewen Cameron Watt
Michael Carey
Laurence Carolan
Stewart Carracher
Mark Castellano
Michael Cerminaro
Dan Chamby
Lin Yun Chang
Luke Chappell
David Chesney
Katherine Chuppe
Fred Ciliberto
Karen Clark
Scott Condron
Gavin Corr
Joanna Cound
Mark Coville
Jeffrey Cucunato
David Dalzell
Andrew Damm
John Davis
Lance DeLuca
James DesMarais
Marc Desmidt
Joseph DeVico
Kristen Dickey
Robert DiMella
Edward Dowd
Eileen Dowling
Douglas DuMond
Ron D'Vari
Robert Eaton
Catherine Ebert
Lorrie Estrem
Lynn Evans
Helen Farrow
Joseph Feliciani
Christopher Fellingham
Brian Feurtado
Jay Fife
Jeffrey Figurelli
William Finelli
James Fishwick
Lili Forouraghi
Thomas Fortin
Damien Frawley
Paul Freeman
Anthony Freitas
Ramamoorthy Ganesh
Jeffrey Gary
Frederick Gaskin
John Gee-Grant
Sally George
Paul Gerard
Shelton Getter
Yury Geyman
Louis Gitlin
Steven Giuliano
Alex Golbin
Andrew Gordon
Frank Gordon
Philip Green
Paul Greenberg
Dale Gruen
Keating Hagmann
Nicholas Hall
Evy Hambro
Bruce Hamilton
Edward Hart
Jill Hatton
Peter Hayes
Robert Hayes
Paul Healy
Susan Heide
William Henderson
Frederick Herrmann
Zion Hilelly
Jeffrey Hiller
Mark Himpoo
Alexander Hoctor-Duncan
Richard Hoerner
William Hogan
Kevin Holt
Harris Horowitz
Craig Horvath
Herman Howerton
David Hudson
Andrew Hunter Johnston
Hugh Hurley
Imran Hussain
C. Dale Hwang
Jane Ivinson
Theodore Jaeckel
Kathryn Jonas
Nicola Jones
Christine Jurinich
Gregory Karlen
Yasuo Kawakami
Shinichi Kawano
Susan Keller
Stephen Kelly
Todd Khoury
Thomas Kiley
Brian Kindelan
Joseph Kochansky
Thomas Kolimago
James Kong
Todd Kopstein
Theodore Koros
Kevin Kraska
Andrew Krull
Woo Fung Kwong
John Lamb
William Landers
Michael Lazar
Frank Le Feuvre
Peter Leane
Eileen Leary
Bernard Lee
Carl Lee
Reginald Leese
James Lillis
Jeffrey Lindsey
Milan Lint
Wui-Ken Liow
Nick Lloyd
John Loehr
John Loffredo
Michael Lustig
Mark Lyttleton
Peter MacDonald
Michael MacElhiney
James Macmillan
James Macpherson
Russell Maddox
Jabari Magnus
James Maher
Kathy Malitz
Keven Maloney
Michael Marks
Matthew Marra
Robert Martorelli
Felix Mason
Ian Mason
John Massad
Kevin McCafferty
John McCauley
Obie McKenzie
Daniel McLaughlin
Nicholas McLeod-Clarke
Peter McNally
Jason Mehring
Leen Meijaard
Steven Meise
Simon Mendelson
Robert Merriman
Darryl Mikami
Lawrence Miller
Steve Miller
Christopher Milner
Denis Molleur
Plamen Monovski
John Moran
Richard Moreno
Albert Morillo
Matthew Mosca
Edward Ng
John Nichols
Stuart Niman
Douglas Oare
Kate O'Connor
Walter O'Connor
Patrick Olson
Maurice O'Shannassy
Brian Ostrowe
Basil Palmeri
Mark Paltrowitz
Salvatore Parascandola
Diane Parish
Edward Park
Jay Park
Mitul Patel
Morris Pearl
Eric Pellicciaro
David Peng
Glenn Perillo
Bradley Perkins
Andrew Phillips
Andrew Piekarski
Richard Plackett
Laura Powers
Charles Prideaux
James Pruskowski
Gerald Pucci
Winnie Pun
Michael Pungello
Chetlur Ragavan
Aiden Redmond
Kevin Rendino
Bruce Repasy
Daniel Rice
Chris Rimmer
Samuel Riter
Jean Rosenbaum
Heinz Rothacher
Richard Royds
Jonathan Ruck Keene
John Rushen
Edward Rzeszowski
Stephen Sachman
Michael Saliba
David Sayles
Kurt Schansinger
Kevin Scherer
Brian Schmidt
Jordan Schreiber
Dieter Schwaller
James Schwartz
Peter Schwartzman
Lawrence Schwarz
Daniel Schwieger
Nicholas Scott
Michelle Scrimgeour
Daniel Sefcik
Armando Senra
Grace Sette
Palvi Shah
Douglas Shaw
Richard Shea
Robert Shearer
Irwin Sheer
Katy Shircliff
Paul Shuttleworth
Brenda Sklar
Thomas Skrobe
Barry Smith
Alfred Soles
Marcus Sperber
Stuart Spodek
David Stanistreet
Robert Stanley
Dennis Stattman
Christopher Stavrakos
Russell Steenberg
Robert Stein
Mark Steinberg
Edward Stevens
Ryan Stork
James Stratford
Archie Struthers
Howard Surloff
Joseph Sutka
Peter Swarbreck
Stephen Switzky
Cheryl Sylwester
Akiyoshi Takeuchi
Hiroshi Tateda
Scott Thiel
Colin Thomson
Vincent Tritto
Edward Troughton
Hugo Tudor
Richard Turnill
Richard Urwin
Sanjay Vatsa
Peter Vaughan
Richard Vella
Andrea Vigano
Roland Villacorta
Douglas Waggoner
Neil Wagner
Peter Walker
Paul Walker-Duncalf
Denis Walsh
Nuala Walsh
Daniel Waltcher
Mark Warner
Robert Wartell
Judson Weaver
Nigel Webb
Alfred Weinberger
Elizabeth Westvold
Mark Wiedman
Stephen Wigmore
Mark Williams
Karen Winter
Guy Wynter
Hongying Xie
Kishore Yalamanchili
Sung Nak Yang
Sree Yerneni
Andrew Yorks
Barry Ziering
Paul Zimmerman
Ronald Zuzack

27	Selected Financial Data
28	Management's Discussion and Analysis of Financial Condition and Results of Operations
52	Reports on Consolidated Financial Statements
55	Consolidated Statements of Financial Condition
56	Consolidated Statements of Income
57	Consolidated Statements of Changes in Stockholders' Equity
58	Consolidated Statements of Cash Flows
59	Notes to the Consolidated Financial Statements
93	Common Stock Performance Graph
94	Corporate Information
95	Board of Directors
96	BlackRock Offices Worldwide

part from, and should be read in conjunction with, the Consolidated Financial Statements of BlackRock and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Prior year data reflects certain reclassifications to conform to the current year presentation.

(Dollar amounts in thousands, except per share data)	2006[1]	2005[2]	2004	2003	2002
	Year ended December 31,				
Income statement data					
Revenue					
Investment advisory and administration fees:	**$1,841,023**	$1,018,372	$633,623	$528,692	$519,165
Other revenue	**256,953**	173,014	91,688	69,520	57,812
Total revenue	**2,097,976**	1,191,386	725,311	598,212	576,977
Expense					
Employee compensation and benefits	**945,587**	595,618	391,138	228,905	230,634
Portfolio administration and servicing costs	**165,364**	58,200	42,943	39,727	46,454
General and administration[3]	**477,710**	189,522	118,388	100,377	83,926
Amortization of intangible assets	**37,515**	7,505	947	927	824
Impairment of intangible assets[4]	**—**	—	6,097	—	—
Total expense	**1,626,176**	850,845	559,513	369,936	361,838
Operating income	**471,800**	340,541	165,798	228,276	215,139
Non-operating income (expense)					
Investment income	**66,349**	43,138	35,475	23,346	9,492
Interest expense	**(9,916)**	(7,924)	(835)	(720)	(683)
	56,433	35,214	34,640	22,626	8,809
Income before income taxes and minority interest	**528,233**	375,755	200,438	250,902	223,948
Income taxes	**189,463**	138,558	52,264	95,247	90,699
Income before minority interest	**338,770**	237,197	148,174	155,655	133,249
Minority interest	**16,168**	3,289	5,033	253	—
Net income	**$322,602**	$233,908	$143,141	$155,402	$133,249
Per share data[5]					
Basic earnings	**$4.00**	$3.64	$2.25	$2.40	$2.06
Diluted earnings	**$3.87**	$3.50	$2.17	$2.36	$2.04
Book value[6]	**$83.57**	$14.41	$12.07	$11.13	$9.78
Cash dividends declared per share	**$1.68**	$1.20	$1.00	$0.40	—
Balance sheet data					
Cash and cash equivalents	**$1,160,304**	$484,223	$457,673	$315,941	$255,234
Investments	**$2,097,574**	$298,668	$227,497	$234,923	$210,559
Goodwill and intangible assets, net	**$11,139,447**	$483,982	$184,110	$192,079	$182,827
Total assets	**$20,469,492**	$1,848,000	$1,145,235	$967,223	$864,188
Long-term borrowings	**$253,167**	$253,791	$4,810	$5,736	$6,578
Total liabilities	**$8,578,520**	$916,143	$359,714	$252,676	$229,534
Minority interest	**$1,109,092**	$9,614	$17,169	$1,239	$—
Stockholders' equity	**$10,781,880**	$922,243	$768,352	$713,308	$634,654
Assets under management *(Dollar amounts in millions)*					
Fixed income	**$455,931**	$303,928	$240,709	$214,356	$175,586
Equity and balanced	**392,708**	37,303	14,792	13,721	13,464
Cash management	**227,849**	86,128	78,057	74,345	78,512
Alternative investment products	**48,139**	25,323	8,202	6,934	5,279
Total assets under management	**$1,124,627**	$452,682	$341,760	$309,356	$272,841

(1) Significant increases in 2006 are primarily the result of the closing of the merger with Merrill Lynch Investment Managers ("MLIM") on September 29, 2006.

(2) Significant increases in 2005 are primarily the result of the closing of the acquisition of SSRM Holdings, Inc. ("SSR") in January 2005.

(3) Includes a 2006 fee sharing payment to MetLife, Inc. ("MetLife") of $34,450 representing a one-time expense related to a large institutional real estate equity client account acquired in the SSR acquisition.

(4) Impairment of intangible assets in 2004 represents the write-off of an intangible management contract related to certain funds in which the portfolio manager resigned and the funds were subsequently liquidated.

(5) Series A non-voting participating preferred stock is considered to be common stock for purposes of per share calculations.

(6) At December 31 of the respective year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

BlackRock, Inc., a Delaware corporation (together, with its subsidiaries, "BlackRock" or the "Company") is one of the largest publicly traded investment management firms in the United States with $1.125 trillion of assets under management ("AUM") at December 31, 2006. BlackRock manages assets on behalf of institutional and individual investors worldwide through a variety of fixed income, cash management, equity and alternative investment separate accounts and mutual funds. In addition, BlackRock provides risk management, investment system outsourcing and financial advisory services to institutional investors.

On September 29, 2006, BlackRock and Merrill Lynch & Co., Inc. ("Merrill Lynch") closed a transaction pursuant to which Merrill Lynch contributed its investment management business, Merrill Lynch Investment Managers ("MLIM"), to BlackRock in exchange for an aggregate of 65 million shares of newly issued BlackRock common and non-voting participating preferred stock (the "MLIM Transaction"). Immediately following the closing, Merrill Lynch owned 45% of the voting common stock and approximately 49.3% of the total capital stock on a fully diluted basis of the combined company and The PNC Financial Services Group, Inc. ("PNC") owned approximately 34% of the total capital stock of the combined company (as compared with 69% immediately prior to the closing). Immediately prior to the MLIM Transaction, MLIM managed approximately $589.2 billion of AUM. Concurrent with the MLIM Transaction, BlackRock and Merrill Lynch entered into a global distribution agreement, which provides a framework under which Merrill Lynch provides portfolio administration and servicing of client investments in certain BlackRock products (including those of the former MLIM business).

The following table summarizes BlackRock's operating performance for the years ended December 31, 2006, 2005 and 2004:

FINANCIAL HIGHLIGHTS

	Year ended December 31,			Variance			
				2006 vs. 2005		2005 vs. 2004	
(Dollar amounts in thousands, except share data)	**2006**	2005	2004	Amount	%	Amount	%
Total revenue	**$2,097,976**	$1,191,386	$725,311	$906,590	76.1%	$466,075	64.3%
Total expense	**$1,626,176**	$850,845	$559,513	$775,331	91.1%	$291,332	52.1%
Operating income	**$471,800**	$340,541	$165,798	$131,259	38.5%	$174,743	105.4%
Operating income, as adjusted[a]	**$707,598**	$408,448	$263,311	$299,150	73.2%	$145,137	55.1%
Net income	**$322,602**	$233,908	$143,141	$88,694	37.9%	$90,767	63.4%
Net income, as adjusted[b]	**$444,703**	$269,622	$177,709	$175,081	64.9%	$91,913	51.7%
Diluted earnings per share[c]	**$3.87**	$3.50	$2.17	$0.37	10.6%	$1.33	61.3%
Diluted earnings per share, as adjusted[b][c]	**$5.33**	$4.03	$2.69	$1.30	32.3%	$1.34	49.8%
Average diluted shares outstanding[c]	**83,358,394**	66,875,149	65,960,473	16,483,245	24.6%	914,676	1.4%
Operating margin, GAAP basis	**22.5%**	28.6%	22.9%				
Operating margin, as adjusted[a]	**37.0%**	36.8%	38.6%				

[a] While BlackRock reports its financial results using accounting principles generally accepted in the United States of America ("GAAP"), management believes that evaluating the Company's ongoing operating results may not be as useful if investors are limited to reviewing only GAAP financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and, for the reasons described below, considers them to be effective indicators, for both management and investors, of BlackRock's financial performance over time. BlackRock's management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Certain prior year non-GAAP data has been restated to conform to current year presentation.

Notes to table (continued)

Operating margin, as adjusted, equals operating income, as adjusted, divided by revenue used for operating margin measurement, as indicated in the table below. Computations for all periods presented include affiliated and unaffiliated portfolio administration and servicing costs reported as a separate income statement line item and are derived from the Company's consolidated financial statements as follows:

	Year ended December 31,		
	2006	2005	2004
Operating income, GAAP basis	**$471,800**	$340,541	$165,798
Non-GAAP adjustments:			
MLIM Transaction costs	**141,932**	—	—
PNC LTIP funding obligation	**50,031**	48,587	85,030
Fee sharing payment	**34,450**	—	—
Compensation expense related to deferred compensation plan asset appreciation	**7,537**	10,447	4,479
Merrill Lynch compensation contribution	**1,848**	—	—
SSR acquisition costs	—	8,873	1,000
Trepp bonus	—	—	7,004
Operating income, as adjusted	**$707,598**	$408,448	$263,311
Revenue, GAAP basis	**$2,097,976**	$1,191,386	$725,311
Non-GAAP adjustments:			
Portfolio administration and servicing costs	**(165,364)**	(58,200)	(42,943)
Reimbursable property management compensation	**(22,618)**	(23,376)	—
Revenue used for operating margin measurement	**$1,909,994**	$1,109,810	$682,368
Operating margin, GAAP basis	**22.5%**	28.6%	22.9%
Operating margin, as adjusted	**37.0%**	36.8%	38.6%

Management believes that operating income, as adjusted, and operating margin, as adjusted, are effective indicators of management's ability to, and useful to management in deciding how to, effectively employ BlackRock's resources. As such, management believes that operating income, as adjusted, and operating margin, as adjusted, provide useful disclosure to investors. MLIM Transaction and SSR acquisition costs consist principally of certain professional fees and compensation costs related to those transactions which were reflected in GAAP net income. Also included in MLIM Transaction costs are rebranding costs. MLIM Transaction and SSR acquisition costs have been deemed non-recurring by management and have been excluded from net income, as adjusted, and diluted earnings per share, as adjusted, to help ensure the comparability of this information to prior periods. The portion of the BlackRock 2002 Long-Term Retention and Incentive Plan ("LTIP") expense associated with awards met by the distribution to participants of shares of BlackRock stock held by PNC has been excluded because, exclusive of the impact related to LTIP participants' put options, these charges do not impact BlackRock's book value. The 2006 fee sharing payment has been excluded because it represents a non-recurring payment (based upon a performance fee) pursuant to the SSR acquisition agreement. Compensation expense associated with appreciation on assets related to BlackRock's deferred compensation plans has been excluded because investment returns on these assets reported in non-operating income, net of the related impact on compensation expense, result in a nominal impact on net income. The portion of the current year compensation expense related to incentive awards to be funded by Merrill Lynch has been excluded from this charge because it is not expected to impact BlackRock's book value. Bonus expense related to the Company's sale of its equity interest in Trepp, LLC has been deemed to be non-recurring by management and has been excluded from operating income, as adjusted, in 2004 to help ensure the comparability of this information to subsequent reporting periods.

Portfolio administration and servicing costs have been excluded from revenue used for operating margin measurement, as adjusted, because the Company receives offsetting revenue and expense for these services. Reimbursable property management compensation represents compensation and benefits paid to certain BlackRock Realty Advisors, Inc. ("Realty") personnel. These employees are retained on Realty's payroll when certain properties are acquired by Realty's clients. The related compensation and benefits are fully reimbursed by Realty's clients and have been excluded from revenue used for operating margin measurement, as adjusted, because they bear no economic cost to BlackRock.

(b) While BlackRock reports its financial results on a GAAP basis, management believes that evaluating the Company's ongoing operating results may not be as useful if investors are limited to reviewing only GAAP-basis financial measures. Management reviews non-GAAP financial measures to assess ongoing operations, and for the reasons described below, considers them to be effective indicators, for both management and investors, of BlackRock's financial performance over time. BlackRock's management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

	Year ended December 31,		
	2006	2005	2004
Net income, GAAP basis	**$322,602**	$233,908	$143,141
Non-GAAP adjustments, net of tax:			
MLIM Transaction costs	**89,417**	—	—
PNC's LTIP funding obligation	**31,520**	30,610	53,569
Merrill Lynch compensation contribution	**1,164**	—	—
SSR acquisition costs	—	5,590	635
Impact of Trepp sale	—	(486)	(1,572)
Release of reserves related to New York State and New York City tax audits	—	—	(18,064)
Net income, as adjusted	**$444,703**	$269,622	$177,709
Diluted weighted average shares outstanding	**83,358,394**	66,875,149	65,960,473
Diluted earnings per share, GAAP basis	**$3.87**	$3.50	$2.17
Diluted earnings per share, as adjusted	**$5.33**	$4.03	$2.69

Management believes that net income, as adjusted, and diluted earnings per share, as adjusted, are effective measurements of BlackRock's profitability and financial performance. Professional fees, compensation costs and rebranding costs related to the SSR acquisition and the MLIM Transaction reflected in GAAP net income have been deemed non-recurring by management and have been excluded from net income, as adjusted, and diluted earnings per share, as adjusted, to help ensure the comparability of this information to prior reporting periods. MLIM Transaction costs consist principally of compensation costs, professional fees and rebranding costs incurred in 2006 in conjunction with the MLIM Transaction. Compensation reflected in this amount represents retention payments with no future service requirement or severance payments made to certain employees as a result of the transaction. SSR acquisition costs consist of compensation costs and professional fees in 2005. Compensation reflected in this amount represents direct performance incentives paid to SSR employees assumed in conjunction with the acquisition and settled by BlackRock with no future service requirement. The portion of LTIP expense associated with awards funded by the distribution to participants of shares of BlackRock stock held by PNC has been excluded from net income, as adjusted, and diluted earnings per share, as adjusted, because, exclusive of the impact related to LTIP participants' put options, these charges have not impacted BlackRock's book value. The release of certain tax reserves and gains on the sale of the Company's equity interest in Trepp, LLC reflected in GAAP net income, have been deemed non-recurring by management and have been excluded from net income, as adjusted, in 2005 and 2004 to help ensure the comparability of this information to subsequent reporting periods.

(c) Series A non-voting participating preferred stock is considered to be common stock for purposes of per share calculations.

BlackRock has portfolio managers located around the world, including the United States, the United Kingdom, The Netherlands, Japan and Australia. The Company provides a wide array of taxable and tax-exempt fixed income, equity and balanced mutual funds and separate accounts, as well as a wide assortment of index-based equity and alternative investment products to a diverse global clientele. BlackRock provides global advisory services for mutual funds and other non-U.S. equivalent retail products. The Company's non-U.S. mutual funds are based in a number of domiciles and cover a range of asset classes, including cash management, fixed income and equities. The primary retail fund group offered outside the United States is the Merrill Lynch International Investment Funds ("MLIIF"), which is authorized for distribution in more than 30 jurisdictions worldwide. In the United States, the primary retail offerings include a wide variety of open-end and closed-end funds. Additional fund offerings include structured products, real estate funds, hedge funds, hedge funds of funds, private equity funds and funds of funds, managed futures funds and exchange funds. These products are sold to both U.S. and non-U.S. high net worth, retail and institutional investors in a wide variety of active and passive strategies covering both equity and fixed income assets.

BlackRock's client base consists of financial institutions and other corporate clients, pension funds, high net worth individuals and retail investors around the world. BlackRock maintains a significant sales and marketing presence both inside and outside the United States that is focused on acquiring and maintaining retail and institutional investment management relationships by marketing its services to retail and institutional investors directly and through financial professionals, pension consultants and establishing third-party distribution relationships. BlackRock also distributes certain of its products and services through Merrill Lynch.

BlackRock derives a substantial portion of its revenue from investment advisory and administration fees, which are recognized as the services are performed. Such fees are primarily based on pre-determined percentages of the market value of AUM or, in the case of certain real estate equity separate accounts, net operating income generated by the underlying properties, and are affected by changes in AUM, including market appreciation or depreciation, foreign exchange gains or losses and net subscriptions or redemptions. Net subscriptions or redemptions represent the sum of new client assets, additional fundings from existing clients (including dividend reinvestment), withdrawals of assets from, and termination of, client accounts and purchases and redemptions of mutual fund shares. Market appreciation or depreciation includes current income earned on, and changes in the fair value of, securities held in client accounts.

Investment advisory agreements for certain separate accounts and BlackRock's alternative investment products provide for performance fees in addition to fees based on AUM. Performance fees generally are earned after a given period of time or when investment performance exceeds a contractual threshold. As such, performance fees may increase the volatility of BlackRock's revenue and earnings.

BlackRock provides a variety of risk management, investment analytic and investment system services to financial institutions, pension funds, asset managers, foundations, consultants, mutual fund sponsors, real estate investment trusts and government agencies. These services are provided under the brand name *BlackRock Solutions®* and include a wide array of risk management services and enterprise investment system outsourcing to clients. Fees earned for *BlackRock Solutions* services are based on a number of factors including pre-determined percentages of the market value of assets subject to the services and the number of individual investment accounts, or fixed fees. Fees earned on risk management, investment analytic and investment system assignments are recorded as other revenue in the consolidated statements of income.

Operating expense primarily consists of employee compensation and benefits, portfolio administration and servicing costs, general and administration expense and amortization of intangible assets. Employee compensation and benefits expense reflects salaries, deferred and incentive compensation, LTIP and related benefit costs. Portfolio administration and servicing costs reflect payments made to Merrill Lynch-affiliated entities and PNC-affiliated entities, as well as third parties, primarily associated with the administration and servicing of client investments in certain BlackRock products.

ASSETS UNDER MANAGEMENT

(Dollar amounts in millions)	Year ended December 31, 2006	2005	2004	Variance 2006 vs. 2005	2005 vs. 2004
All Accounts:					
Fixed income	**$455,931**	$303,928	$240,709	50.0%	26.3%
Equity and balanced	**392,708**	37,303	14,792	NM	152.2%
Cash management	**227,849**	86,128	78,057	164.5%	10.3%
Alternative investment products	**48,139**	25,323	8,202	90.1%	208.7%
Total	**$1,124,627**	$452,682	$341,760	148.4%	32.5%

NM — Not Meaningful

AUM increased approximately $671.9 billion, or 148.4%, to $1.125 trillion at December 31, 2006, compared with $452.7 billion at December 31, 2005. The growth in AUM was attributable to $589.2 billion acquired in the MLIM Transaction, $32.8 billion in net subscriptions, $42.4 billion in market appreciation and $7.6 billion in foreign exchange gains.

Net subscriptions of $32.8 billion for the year ended December 31, 2006 were primarily attributable to net new business of $12.4 billion in cash management products, $10.7 billion in equity and balanced products, $6.8 billion in alternative products and $3.0 billion in fixed income products. Market appreciation of $42.4 billion largely reflected appreciation in equity and balanced assets of $25.3 billion, as equity markets improved during the period ended December 31, 2006 and market appreciation on fixed income products of $14.0 billion due to current income and changes in market interest rates. Foreign exchange gains of $7.6 billion consisted primarily of $5.0 billion in equity and balanced assets and $2.2 billion in fixed income assets.

The following table presents the component changes in BlackRock's AUM for the years ended December 31, 2006, 2005 and 2004. Prior year data reflects certain reclassifications to conform to the current year presentation.

COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT

(Dollar amounts in millions)	Year ended December 31, 2006	2005	2004
Beginning assets under management	**$452,682**	$341,760	$309,356
Net subscriptions	**32,814**	50,155	19,624
Acquisitions	**589,158**	49,966	—
Market appreciation, including foreign exchange	**49,973**	10,801	12,780
Ending assets under management	**$1,124,627**	$452,682	$341,760
Percent change in AUM from net subscriptions and acquisitions	**92.6%**	90.3%	60.6%

The following table presents the component changes in BlackRock's AUM for 2006.

(Dollar amounts in millions)	December 31, 2005	Net subscriptions (redemptions)	Acquisition[1]	Foreign Exchange[2]	Market appreciation (depreciation)	**December 31, 2006**
All Accounts:						
Fixed income	$303,928	$3,026	$132,829	$2,153	$13,995	**$455,931**
Equity and balanced	37,303	10,676	314,419	4,984	25,326	**392,708**
Cash management	86,128	12,355	127,686	176	1,504	**227,849**
Alternative investment products	25,323	6,757	14,224	255	1,580	**48,139**
Total	$452,682	$32,814	$589,158	$7,568	$42,405	**$1,124,627**

(1) Acquired assets include $27.7 billion net new business from MLIM in the first nine months of 2006.

(2) Foreign Exchange reflects the impact of converting non-dollar denominated AUM into U.S. dollars for reporting.

Operating results for the year ended December 31, 2006 reflect the impact of the MLIM Transaction, which closed on September 29, 2006. With the exception of *BlackRock Solutions*, the magnitude of the acquired business is the primary driver of most line item variances in the analysis below comparing the year ended December 31, 2006 to the year ended December 31, 2005.

Revenue

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2006**	2005	Amount	%
Investment advisory and administration fees:				
Fixed income	**$564,435**	$431,766	$132,669	30.7%
Cash management	**202,642**	106,385	96,257	90.5%
Equity and balanced	**618,876**	176,489	442,387	250.7%
Alternative	**212,788**	135,738	77,050	56.8%
Investment advisory and administration base fees	**1,598,741**	850,378	748,363	88.0%
Investment advisory performance fees	**242,282**	167,994	74,288	44.2%
Total investment advisory and administration fees	**1,841,023**	1,018,372	822,651	80.8%
Other revenues:				
BlackRock Solutions	**126,350**	111,526	14,824	13.3%
Other revenue	**130,603**	61,488	69,115	112.4%
Total other revenue	**256,953**	173,014	83,939	48.5%
Total revenue	**$2,097,976**	$1,191,386	$906,590	76.1%

Total revenue for the year ended December 31, 2006 increased $906.6 million, or 76.1%, to $2,098.0 million, compared with $1,191.4 million for the year ended December 31, 2005. Investment advisory and administration fees increased $822.7 million to $1,841.0 million for the year ended December 31, 2006, compared with $1,018.4 million for the year ended December 31, 2005. Other revenue of $257.0 million increased $83.9 million, or 48.5%, for the year ended December 31, 2006, compared with $173.0 million for the year ended December 31, 2005.

Company revenues and long-lived assets, were $1,715.2 million and $2,065.5 million in the U.S., $309.1 million and $4,529.9 million in Europe, $73.7 million and $16.8 million in other regions, respectively. Revenues and long-lived assets in Europe are primarily generated and held in the UK. Other regions primarily represents the revenues and long-lived assets of subsidiaries in Japan and Australia.

Investment advisory and administration fees

The increase in investment advisory and administration fees of $822.7 million, or 80.8%, was the result of an increase in advisory base fees of $748.4 million, or 88.0%, to $1,598.7 million for the year ended December 31, 2006, compared with $850.4 million for the year ended December 31, 2005 along with an increase in performance fees of $74.3 million, or 44.2%. Investment advisory base fees increased in the year ended December 31, 2006 primarily due to increased AUM of $671.9 billion, including $589.2 billion of AUM acquired in the MLIM Transaction.

The increase in investment advisory base fees of $748.4 million for the year ended December 31, 2006 compared with the year ended December 31, 2005 consisted of increases of $442.4 million in equity and balanced products, $132.7 million in fixed income products, $96.3 million in cash management products and $77.1 million in alternative products. The increase in advisory fees for equity and balanced, fixed income, cash management and alternative investment products was driven by increases in AUM of $355.4 billion, $152.0 billion, $141.7 billion and $22.8 billion, respectively. The AUM growth in equity and balanced, fixed income, cash management and alternative products included assets acquired in the MLIM Transaction of $314.4 billion, $132.8 billion, $127.7 billion and $14.2 billion, respectively.

Performance fees increased by $74.3 million, or 44.2%, for the year ended December 31, 2006 primarily due to fees earned on a large institutional real estate equity client account and the Company's other alternative products.

Other Revenue

Other revenue of $257.0 million for the year ended December 31, 2006 primarily represented fees earned on *BlackRock Solutions'* products and services of $126.4 million, property management fees of $32.1 million earned on real estate AUM (which represented direct reimbursement of the salaries of certain Realty employees) and distribution fees earned on BlackRock funds of $35.9 million.

The increase in other revenue of $83.9 million, or 48.5%, for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily due to $24.6 million in distribution fees earned on mutual funds, increased revenues of $14.8 million from *BlackRock Solutions*' products and services and $12.6 million in fund accounting services.

Expense

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2006**	2005	Amount	%
Expense:				
Employee compensation and benefits	**$945,587**	$595,618	$349,969	58.8%
Portfolio administration and servicing costs	**165,364**	58,200	107,164	184.1%
General and administration	**443,260**	189,522	253,738	133.9%
Fee sharing payment	**34,450**	—	34,450	NM
Amortization of intangible assets	**37,515**	7,505	30,010	399.9%
Total expense	**$1,626,176**	$850,845	$775,331	91.1%

NM — Not Meaningful

Total expense, which reflects the impact of the MLIM Transaction on September 29, 2006 and includes $141.9 million of integration charges, increased $775.3 million, or 91.1%, to $1,626.2 million for the year ended December 31, 2006, compared with $850.8 million for the year ended December 31, 2005. The increase was attributable to increases in employee compensation and benefits, portfolio administration and servicing costs, general and administration expense, a one-time fee sharing payment, and amortization of intangible assets. Integration charges related to the MLIM Transaction included $45.0 million in compensation and benefits and $96.9 million in general and administration expense.

Employee Compensation and Benefits

Employee compensation and benefits expense increased by $350.0 million, or 58.8%, to $945.6 million, compared to $595.6 million for the year ended December 31, 2005. The increase in employee compensation and benefits was primarily attributable to increases in salaries and benefits and incentive compensation of $193.6 million and $142.8 million, respectively. The $193.6 million, or 71.6%, increase in salaries and benefits was primarily attributable to higher staffing levels associated with business growth and the MLIM Transaction. Employees at December 31, 2006 totaled 5,113 as compared to 2,148 at December 31, 2005. The $142.8 million, or 54.0%, increase in incentive compensation is primarily attributable to growth in operating income and higher incentive compensation associated with performance fees earned on the Company's alternative investment products and $45.0 million of integration costs.

Portfolio Administration and Servicing Costs

Portfolio administration and servicing costs increased $107.2 million to $165.4 million during the year ended December 31, 2006. These costs include payments to third parties, including Merrill Lynch and PNC, primarily associated with the administration and servicing of client investments in certain BlackRock products. Portfolio administration and servicing costs included $96.4 million of expense in the fourth quarter 2006 payable to Merrill Lynch and affiliates and $24.1 million of expense for the year ended December 31, 2006 payable to PNC and affiliates.

General and Administration

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2006**	2005	Amount	%
General and administration expense:				
Marketing and promotional	**$141,615**	$60,170	$81,445	135.4%
Technology	**68,195**	22,663	45,532	200.9%
Occupancy	**64,086**	36,190	27,896	77.1%
Portfolio services	**51,694**	14,046	37,648	268.0%
Other general and administration	**117,670**	56,453	61,217	108.4%
Total general and administration expense	**$443,260**	$189,522	$253,738	133.9%

General and administration expense increased $253.7 million, or 133.9%, for the year ended December 31, 2006 to $443.3 million, compared to $189.5 million for the year ended December 31, 2005. The increase in general and administration expense was primarily due to increases in marketing and promotional expense of $81.4 million, technology-related expense of $45.5 million, portfolio services expense of $37.6 million, occupancy expense of $27.9 million and other general and administration expense of $61.2 million. The increase in general and administration expense included $96.9 million of integration costs related to the MLIM Transaction.

Marketing and promotional expense increased $81.4 million, or 135.4%, to $141.6 million, compared to $60.2 million for the year ended December 31, 2005, primarily due to increased marketing activities of $61.1 million (which included $28.2 million related to BlackRock's rebranding campaign and $6.7 million of additional MLIM-related marketing expense) and $20.4 million of increased amortization of deferred mutual fund commissions assumed in the MLIM Transaction. Technology expenses increased $45.5 million to $68.2 million, compared to $22.7 million for the year ended December 31, 2005, primarily related to the integration of the MLIM business. Portfolio services costs increased $37.6 million to $51.7 million, related to supporting higher AUM levels and increased trading activities of the combined company. Occupancy costs for the year ended December 31, 2006 totaled $64.1 million, representing a $27.9 million increase from $36.2 million for the year ended December 31, 2005. The increase in occupancy costs during the year ended December 31, 2006 primarily reflect costs related to the expansion of corporate facilities associated with the MLIM Transaction and business growth. Other general and administration costs increased to $117.7 million from $56.5 million, and included $32.9 million in professional fees related to the MLIM Transaction.

Fee Sharing Payment

For the year ended December 31, 2006, BlackRock recorded a fee sharing payment of $34.5 million, representing a one-time expense related to a large institutional real estate equity client account acquired in the SSR acquisition in January 2005.

Amortization of Intangible Assets

The $30.0 million increase in amortization of intangible assets to $37.5 million for the year ended December 31, 2006, compared to $7.5 million for the year ended December 31, 2005, primarily reflects amortization of finite-lived intangible assets acquired in the MLIM Transaction.

Non-Operating Income and Minority Interest

Non-operating income increased $21.2 million, or 60.3%, to $56.4 million for the year ended December 31, 2006 as compared to $35.2 million for the year ended December 31, 2005 as a result of a $23.2 million, or 53.8%, increase in investment income, partially offset by a $2.0 million increase in interest expense related to liabilities assumed in the MLIM Transaction. The increase in investment income was primarily due to market appreciation and security gains on Company investments in 2006 and investments acquired in the MLIM Transaction. Minority interest in earnings of consolidated subsidiaries increased $12.9 million for the year ended December 31, 2006 primarily due to the increase in consolidated investments, the majority of which were acquired in the MLIM Transaction.

Income Taxes

Income tax expense was $189.5 million and $138.6 million, representing effective tax rates of 37.0% and 37.2%, for the years ended December 31, 2006 and 2005, respectively.

Net Income

Net income totaled $322.6 million for the year ended December 31, 2006 and increased $88.7 million, or 37.9%, as compared to the year ended December 31, 2005. Net income includes the after-tax impact of the portion of LTIP awards funded in January 2007 by a capital contribution of BlackRock common stock held by PNC, integration expenses related to the MLIM Transaction and a contribution by Merrill Lynch to fund certain compensation of former MLIM employees, of $31.5 million, $90.6 million and $89.4 million, respectively. MLIM Transaction costs primarily include professional fees, compensation expense and other general and administration expenses. Net income of $233.9 million during the year ended December 31, 2005 included the after-tax impact of the portion of LTIP awards funded by a capital contribution of BlackRock stock held by PNC of $30.6 million and expenses related to the SSR acquisition of $5.6 million. SSR acquisition costs included acquisition-related payments to continuing employees of BlackRock and professional fees. Exclusive of these items, net income for the year ended December 31, 2006, as adjusted, increased $175.1 million, or 64.9%, compared to the year ended December 31, 2005.

The following table presents the component changes in BlackRock's AUM for 2005.

(Dollar amounts in millions)	December 31, 2004	Net subscriptions (redemptions)	Acquisition	Market appreciation (depreciation)	**December 31, 2005**
All Accounts:					
Fixed income	$240,709	$37,329	$21,083	$4,807	**$303,928**
Equity and balanced	14,792	1,644	17,558	3,309	**37,303**
Cash management	78,057	7,150	768	153	**86,128**
Alternative investment products	8,202	4,032	10,557	2,532	**25,323**
Total	$341,760	$50,155	$49,966	$10,801	**$452,682**

Revenue

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2005**	2004	Amount	%
Investment advisory and administration fees:				
Fixed income	**$431,766**	$372,973	$58,793	15.8%
Cash management	**106,385**	99,080	7,305	7.4%
Equity and balanced	**176,489**	59,322	117,167	197.5%
Alternative	**135,738**	60,642	75,096	123.8%
Investment advisory and administration base fees	**850,378**	592,017	258,361	43.6%
Investment advisory performance fees	**167,994**	41,606	126,388	303.8%
Total investment advisory and administration fees	**1,018,372**	633,623	384,749	60.7%
Other revenues:				
BlackRock Solutions	**111,526**	80,541	30,984	38.5%
Other revenue	**61,488**	11,147	50,342	451.7%
Total other revenue	**173,014**	91,688	81,326	88.7%
Total revenue	**$1,191,386**	$725,311	$466,075	64.3%

Total revenue for the year ended December 31, 2005 increased $466.1 million, or 64.3%, to $1,191.4 million, compared with $725.3 million during the year ended December 31, 2004. Investment advisory and administration fees increased $384.7 million, or 60.7%, to $1,018.4 million for the year ended December 31, 2005, compared with $633.6 for the year ended December 31, 2004. Other revenue increased by $81.3 million, or 88.7%, to $173.0 million for the year ended December 31, 2005, compared with $91.7 million for the year ended December 31, 2004.

Investment advisory and administration fees

The increase in investment advisory and administration fees of $384.7 million, or 60.7%, was comprised of higher advisory base fees of $258.4 million, or 43.6%, to $850.4 million for the year ended December 31, 2005, compared with $592.0 million for the year ended December 31, 2004 along with an increase in performance fees of $126.4 million. Investment advisory base fees increased in the year ended December 31, 2005 primarily due to increased AUM of $110.9 billion as a result of net new subscriptions of $50.2 billion, $50.0 billion of AUM acquired primarily in the Company's acquisition of SSR and $10.8 billion due to market appreciation.

The increase in base investment advisory fees of $258.4 million for the year ended December 31, 2005, compared with the year ended December 31, 2004, consisted of increases of $117.2 million in equity products, $75.1 million in alternative products, $58.8 million in fixed income products and $7.3 million in cash management products. The $117.2 million increase in advisory fees from equity products was primarily the result of an increase in AUM from the SSR acquisition of $17.6 billion and market appreciation of $3.3 billion. The $75.1 million increase in advisory fees from alternative products was primarily the result of an increase in AUM from the SSR acquisition of $10.6 billion and net subscriptions of $4.0 billion. The $58.8 million increase in advisory fees from fixed income products was primarily the result of an increase in AUM from net subscriptions of $37.3 billion, the SSR acquisition of $21.1 billion and market appreciation of $4.8 billion. The $7.3 million increase in advisory fees from cash management products was primarily the result of an increase in AUM from net subscriptions of $7.2 million.

Performance fees increased in the year ended December 31, 2005 primarily due to fees earned on the Company's equity hedge funds and real estate alternative products acquired in the SSR acquisition.

Other Revenue

Other revenue of $173.0 million for the year ended December 31, 2005 primarily represents fees earned on *BlackRock Solutions* products and services of $111.5 million, property management fees of $32.3 million earned on real estate AUM (which represent direct reimbursement of the salaries of certain Realty employees) and distribution fees earned on BlackRock funds of $11.3 million.

The increase in other revenue of $[illegible] million, or [illegible]%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004 was primarily the result of property management fees of $32.3 million (which includes $23.4 million of direct reimbursement of the salaries of certain Realty employees), increased revenues of $31.0 million from *BlackRock Solutions'* products and services driven by new assignments and distribution fees of $11.3 million earned on funds obtained in the SSR acquisition.

Expense

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2005**	2004	Amount	%
Expense:				
Employee compensation and benefits	**$595,618**	$391,138	$204,480	52.3%
Portfolio administration and servicing costs	**58,200**	42,943	15,257	35.5%
General and administration	**189,522**	118,388	71,134	60.1%
Amortization of intangible assets	**7,505**	947	6,558	NM
Impairment of intangible assets	**—**	6,097	(6,097)	(100%)
Total expense	**$850,845**	$559,513	$291,332	52.1%

NM — Not Meaningful

Total expense increased $291.3 million, or 52.1%, to $850.8 million for the year ended December 31, 2005, compared with $559.5 million for the year ended December 31, 2004. The increase was attributable to increases in compensation and benefits (other than the LTIP component of this expense, which decreased by $44.6 million), general and administration expense, portfolio administration and servicing costs and amortization of intangible assets, partially offset by a decrease in LTIP expense of $44.6 million and the recognition of an impairment of an acquired management contract of $6.1 million during the first quarter of 2004.

Employee compensation and benefits

Compensation and benefits expense increased by $204.5 million, or 52.3%, to $595.6 million for the year ended December 31, 2005 compared to $391.1 million for the year ended December 31, 2004. The increase in employee compensation and benefits was primarily attributable to increases in salaries and benefits and incentive compensation of $123.0 million and $122.1 million, respectively, partially offset by a $44.6 million decrease in LTIP costs, for which the Company initiated expense recognition during the third quarter of 2004. The increase of $123.0 million in salaries and benefits was primarily attributable to higher staffing levels associated with business growth and the SSR acquisition, which added 858 employees (including 511 Realty employees whose salaries are entirely reimbursed). The $122.1 million, or 85.6%, increase in incentive compensation is primarily attributable to operating income growth, additional SSR employees, higher performance fees earned on the Company's alternative investment products and a $6.5 million acquisition-related bonus payment to continuing employees.

Portfolio administration and servicing costs

Portfolio administration and servicing costs increased $15.3 million, or 35.5%, during the year ended December 31, 2005 to $58.2 million, compared to $42.9 million for the year ended December 31, 2004. The rise was due to increases in shareholder servicing fees related to new closed-end funds and additional assets associated with BlackRock funds.

General and Administration

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2005**	2004	Amount	%
General and administration expense:				
Marketing and promotional	**$60,170**	$27,252	$32,918	120.8%
Occupancy	**36,190**	23,407	12,783	54.6%
Technology	**22,663**	18,835	3,828	20.3%
Portfolio services	**14,046**	7,129	6,917	97.0%
Other general and administration	**56,453**	41,765	14,688	35.2%
Total general and administration expense	**$189,522**	$118,388	$71,134	60.1%

General and administration expense increased $71.1 million, or 60.1%, in the year ended December 31, 2005 to $189.5 million, compared to $118.4 million for the year ended December 31, 2004. The increase in general and administration expense was primarily due to increases in marketing and promotional expense of $32.9 million, occupancy expense of $12.8 million, portfolio services expense of $6.9 million, technology expense of $3.8 million and other general and administration expense of $14.7 million. Marketing and promotional expense increased $32.9 million, or 120.8%, to $60.2 million, compared to $27.3 million for the year ended December 31, 2004 primarily due to increased marketing activities of $23.6 million associated with the Company's institutional products and expanded international calling efforts, which included closed-end fund launch costs of $13.3 million for the year and $9.3 million in amortization of deferred mutual fund commissions assumed in the SSR acquisition. Occupancy costs for the year ended December 31, 2005 totaled $36.2 million, representing a $12.8 million, or 54.6%, increase, from $23.4 million for the year ended December 31, 2004. The increase in occupancy costs during the year ended December 31, 2005 primarily reflected costs related to occupying 85,000 square feet of additional office space in New York during the first quarter of 2005 and costs related to properties assumed in the SSR acquisition. Portfolio services costs increased by 97.0% to $14.0 million, related to supporting higher AUM levels and increased trading activities. Technology expenses increased $3.8 million, or 20.3%, to $22.7 million, compared to $18.8 million for the year ended December 31, 2004 primarily due to increased software maintenance expenses, consulting expenses and additional depreciation on assets assumed in the SSR acquisition to support business growth. Other general and administration costs increased by 35.2% to $56.5 million and included a $3.2 million increase in office-related expenses consistent with the increases in office space and number of employees and a $2.7 million increase in professional fees primarily related to the SSR integration and Sarbanes-Oxley Act and other compliance activities.

Amortization of Intangible Assets

The $6.6 million increase in amortization of intangible assets to $7.5 million for the year ended December 31, 2005, compared to $0.9 million for the year ended December 31, 2004, reflects amortization of finite-lived management contracts acquired in the SSR acquisition. During the first quarter 2004, in connection with the liquidation of a certain equity hedge fund, the Company recognized a $6.1 million impairment charge representing the carrying value of the fund's acquired management contract.

Non-Operating Income

Non-operating income increased $0.6 million, or 1.7%, to $35.2 million for the year ended December 31, 2005 as compared to $34.6 million for the year ended December 31, 2004 as a result of a $7.7 million, or 21.6%, increase in investment income, partially offset by a $7.1 million increase in interest expense. The increase in investment income was primarily due to market appreciation and security gains on Company investments in 2005, partially offset by the Company's $12.9 million gain on the sale of Trepp, LLC in April 2004. Borrowings used to finance the SSR acquisition resulted in $6.6 million of the increase in interest expense in 2005 as compared to 2004.

Income Taxes

Income tax expense was $138.6 million and $52.3 million, representing effective tax rates of 37.2% and 26.7%, for the years ended December 31, 2005 and 2004, respectively. The increase in the Company's effective tax rate was primarily attributable to net income benefits of approximately $18.1 million in 2004 primarily associated with the resolution of an audit performed by New York State on the Company's state income tax returns filed from 1998 through 2001.

Net Income

Net income totaled $233.9 million for the year ended December 31, 2005 and includes the after-tax impact of the portion of LTIP awards funded by a capital contribution of BlackRock common stock held by PNC and expenses related to the SSR acquisition, of $30.6 million and $5.6 million, respectively. SSR acquisition costs include acquisition-related bonus payments to continuing employees of BlackRock and certain professional fees. In addition, net income of $143.1 million during the year ended December 31, 2004 included the after-tax impact of the portion of LTIP awards funded by a capital contribution of common stock held by PNC of $53.6 million, New York State tax benefits and the impact of the sale of Trepp, LLC, discussed previously. Exclusive of these items, net income for the year ended December 31, 2005, as adjusted, increased $91.9 million, or 51.7%, compared to the year ended December 31, 2004.

Business Outlook

As fiscal 2007 began, domestic and international markets generally reflected positive economic and market performance, although they retrenched at the end of February. While management expects overall positive equity markets during 2007, that growth may be more volatile than during 2006. The timing and direction of market changes and the timing of new client asset flows will impact the timing and amount of revenue the Company recognizes.

As a matter of policy, the Company does not provide earnings guidance. However, in the fourth quarter earnings release, the Company included information about the MLIM integration and an estimated range for 2007 earnings. The range was based on a number of factors, including a performance fee range of $100 to $250 million and an assumed growth in the equity markets from year-end 2006 levels. Based on market conditions at the time of BlackRock's Form 10-K filing on March 13, 2007, the Company expected performance fees to be nearer the lower end of the range.

The Company announced an increase in the quarterly dividend rate, effective with the March 23, 2007 payment, to $0.67 per share from $0.42 per share paid in 2006.

Operating cash flows will be used to pay dividends, to invest in new products, expand the global footprint, to meet ongoing global net capital requirements, principally outside the United States, and to repay amounts under the revolving credit facility to the extent available. The Company expects to continue to utilize its revolving credit facility, described below, to fund U.S. activities throughout 2007 even though it will have excess cash outside the United States.

LIQUIDITY AND CAPITAL RESOURCES

Sources of BlackRock's operating cash include investment advisory and administration fees, revenues from *BlackRock Solutions*' products and services, property management fees, mutual fund distribution fees and realized earnings on certain of the Company's investments. BlackRock primarily uses its operating cash to pay compensation and benefits, portfolio administration and servicing costs, general and administration expenses, interest on the Company's long-term debt, purchases of investments, capital expenditures and dividends on BlackRock's stock. Management believes that the Company has sufficient access to cash through its operations and the revolving credit facility, described below, to fund its operations in the near term.

Cash provided by the Company's operating activities totaled $720.9 million, $254.9 million and $231.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. The $480.9 million increase in net cash provided by operating activities for 2006 as compared to 2005 was primarily the result of net income resulting from the MLIM Transaction and organic growth.

In December 2006, the Company entered into a revolving credit agreement (the "Credit Agreement") with a syndicate of banking institutions with an initial borrowing capacity of $600.0 million. The term of the facility is five years and interest currently accrues at the applicable London Interbank Offer Rate ("LIBOR") plus 0.20%. The Company pays a commitment fee of 0.04% per annum on the undrawn balance. Additionally, for each day that the total amount outstanding is greater than 50% of the total commitments by all lenders, the Company pays a utilization fee of 0.05% per annum on the total amount outstanding. Financial covenants in the Credit Agreement require BlackRock to maintain a maximum debt/EBITDA ratio of 3.0 and a minimum EBITDA/interest expense ratio of 4.0. The facility is intended to fund various investment opportunities as well as BlackRock's near-term operating cash requirements. As of December 31, 2006, the Company had no borrowings outstanding under this facility.

In February 2007, the Company exercised its ability to increase the capacity of the facility to $800.0 million. The Credit Agreement allows BlackRock to request an additional $200 million of borrowing capacity, subject to lender credit approval, up to a maximum of $1 billion. During January and February 2007, the Company borrowed $540.0 million against this facility for general corporate purposes. The term for the outstanding debt is one month and as of February 28, 2007 accrues interest at a rate of 5.52%. Borrowings outstanding at February 28, 2007 are due March 13, 2007 and the Company has provided notice that it will continue $450 million of such borrowings.

BlackRock granted awards in 2002 and 2003 under its LTIP of approximately $230 million, of which approximately $210 million were paid in January 2007. The awards were payable approximately 16.7% in cash and the remainder in BlackRock stock contributed by PNC and distributed to LTIP participants. As permitted under the plan, employees elected to put approximately 95% of the stock portion of the awards back to the Company at a total fair market value of approximately $165.7 million. These shares have been retained as treasury stock.

The Company's Investment Committee has approved warehouse facilities totaling $350 million for the purpose of funding investments to establish private equity funds. As of December 31, 2006, the Company has committed to invest $130 million in certain funds, of which approximately $11 million was funded as of December 31, 2006. In addition, the Company has various capital commitments to fund other companies or investment funds in which it has an ownership stake. Generally, the timing of the funding of these commitments is uncertain. As of December 31, 2006, these unfunded commitments totaled approximately $210.0 million.

Net cash used in investing activities was $219.8 million during the year ended December 31, 2005, and net cash provided by investing activities was $3.6 and $7.0 million for the years ended December 31, 2006 and 2004, respectively. During the year ended December 31, 2006, net cash provided by investing activities primarily consisted of $272.4 million in net cash acquired in the MLIM Transaction and other acquisitions, partially offset by $212.6 million in purchases of investments and $84.0 million of capital expenditures primarily related to MLIM integration activities. During the year ended December 31, 2005, net cash used in investing activities consisted primarily of $275.2 million in cash consideration paid in the SSR acquisition and $55.2 million in capital expenditures primarily representing build-out costs associated with additional office space in New York and purchases of $51.6 million in investments, which was partially offset by the sale of real estate held for sale for $112.2 million.

Net cash used in financing activities was $84.9 million, $4.3 million and $99.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, net cash used in financing activities primarily represented the payment of $135.7 million in dividends and common stock repurchases of $30.9 million. Partially offsetting these cash outflows was $72.6 million in net subscriptions received from minority interest holders in consolidated investments.

In January 2006, BlackRock's Board of Directors approved a two million share repurchase program. The Company repurchased all remaining 180,825 shares under the program in open market transactions for approximately $72.0 million during the seven months ended July 31, 2006. On August 2, 2006, BlackRock announced that its Board had authorized a new program to purchase an additional 2.1 million shares. Pursuant to this repurchase program, BlackRock may make repurchases from time to time, as market conditions warrant, in the open market or in privately negotiated transactions at the discretion of management. The Company made no repurchases of shares under the new program during the year ended December 31, 2006.

At December 31, 2006, long-term debt, including current maturities, was $253.2 million. Debt service requirements are $6.9 million in 2007, $6.8 million in 2008 and $6.7 million in 2009 and 2010.

Approximately $90.9 million in cash and cash equivalents included in the Company's 2006 consolidated statement of financial condition is held by products that are consolidated in accordance with GAAP. As such, the Company may not be able to access such cash to use in its operating activities. In addition, approximately $1.5 billion of investments included in the Company's consolidated statement of financial condition at December 31, 2006 are held by products that are consolidated in accordance with GAAP. The Company may not be readily able to sell such investments in order to obtain cash for use in its operations.

The Company is required to maintain net capital in certain international jurisdictions, which is met in part by retaining cash and cash equivalent investments in those jurisdictions. As a result, the Company may be restricted in its ability to transfer cash between different jurisdictions. Additionally, transfer of cash between international jurisdictions, including repatriation to the United States, may have adverse tax consequences that could discourage such transfers. At December 31, 2006, the Company was required to maintain approximately $344.3 million in net capital at these subsidiaries and is in compliance with all regulatory minimum net capital requirements.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

(Dollar amounts in thousands)	Total	2007	2008	2009	2010	2011	Thereafter
Contractual Obligations:							
Convertible Debentures	$270,603	$6,563	$6,563	$6,563	$250,914	$—	$—
Lease Commitments	538,253	70,590	74,065	70,933	68,851	63,317	190,497
Purchase Obligations	774,881	399,562	370,638	4,676	5	—	—
Investment Commitments	328,983	31,122	10,795	—	39,397	2,350	245,319
Acquired Management Contract	4,000	1,000	1,000	1,000	1,000	—	—
Total Contractual Obligations	$1,916,720	$508,837	$463,061	$83,172	$360,167	$65,667	$435,816

Convertible Debentures, Line of Credit and Other Interest-Bearing Obligations

In February 2005, the Company issued $250.0 million aggregate principal amount of convertible debentures due in 2035 and bearing interest at a rate of 2.625% per annum (the "Debentures"). Interest is payable semi-annually in arrears on February 15 and August 15 of each year, or approximately $6.6 million a year, and commenced August 15, 2005. The Debentures are callable by the Company at any time on or after February 20, 2010. In addition, the Debentures contain certain put and conversion provisions. On the contractual obligations table above, the principal balance of the Debentures is assumed to be repaid in 2010, and related interest has been included through the call date.

In December 2006, the Company entered into a revolving credit agreement with a syndicate of banking institutions with an initial borrowing capacity of $600.0 million, subsequently increased in February 2007 to $800.0 million. As of December 31, 2006, the Company had no amounts outstanding under this facility as the first borrowings were made in January and February of 2007. As such, no amounts related to the revolving credit facility have been included in the contractual obligations table above.

Lease Commitments

The Company leases its primary office space and certain office equipment under agreements that expire through 2018. In connection with certain lease agreements, the Company is responsible for escalation payments. The contractual obligations table above includes only guaranteed minimum lease payments for such leases and does not project potential escalation or other lease-related payments. These leases are classified as operating leases and, as such, are not recorded as liabilities on the consolidated statements of financial condition.

Purchase Obligations

In the ordinary course of business, BlackRock enters into contracts or purchase obligations with third parties whereby the third parties provide services to or on behalf of BlackRock. Purchase obligations included in the contractual obligations table above represent executory contracts which are either non-cancelable or cancelable with a penalty. At December 31, 2006, the Company's obligations primarily reflect shareholder servicing arrangements related to client investments in the BlackRock closed-end funds, sub-advisory agreements and standard service contracts with affiliated and unaffiliated third parties for portfolio, market data and office services. Purchase obligations are recorded on the Company's financial statements only after the goods or services have been received and, as such, these obligations are not included in the Company's consolidated statement of financial condition at December 31, 2006.

Investment Commitments

The Company has various capital commitments to fund companies or investment funds in which it has an ownership stake. Generally, the timing of the funding of these commitments is dependent upon the needs of the investment and, therefore, is uncertain. Capital commitments have been shown in the contractual obligations table above to be paid upon the expiration date of the commitment. Actual payments could be made at any time prior to such date and if not called by that date, such commitments would expire. These commitments have not been recorded on the Company's consolidated statements of financial condition at December 31, 2006. The above schedule does not include potential future commitments approved by the Company's Investment Committee, but which are not yet legally binding commitments.

BlackRock is also obligated to maintain specified ownership levels in certain investment products, which may result in additional required contributions or distributions of capital. These amounts are inherently uncertain and have been excluded from the contractual obligations schedule above. In addition, as a general partner in certain private equity partnerships, the Company receives certain distributions from the partnerships according to the provisions of the partnership agreements. The Company may, from time to time, be required to return all or a portion of such distributions to the limited partners in the event the limited partners do not achieve a certain return as specified in the various partnership agreements.

The Company's Investment Committee has approved warehouse facilities totaling $350 million for the purpose of funding investments to establish private equity funds. As of December 31, 2006, the Company has committed to invest $130 million in certain funds, of which approximately $11 million was funded. The net unfunded commitment of $119 million has been included in the contractual obligations table above.

Acquired Management Contract

In connection with a management contract acquired on May 15, 2000, which was associated with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc. ("Anthracite"), a BlackRock managed Real Estate Investment Trust, the Company recorded an $8.0 million liability using an imputed interest rate of 10.0%, the prevailing interest rate on the date of acquisition. For the year ended December 31, 2006, the related interest expense was $0.3 million. At December 31, 2006, the future commitment under the agreement is $4.0 million and has been included in the contractual obligations table above. If Anthracite's management contract is terminated, not renewed or not extended for any reason other than cause, Anthracite would remit to the Company all future payments due under this obligation. At December 31, 2006, the discounted value of this obligation was $3.2 million and was included in long-term borrowings in the 2006 consolidated statement of financial condition.

LTIP Put Obligation and Other Compensation and Benefit Obligations

BlackRock granted awards in 2002 and 2003 under its LTIP of approximately $230 million, of which approximately $210 million were paid in January 2007. The awards were payable approximately 16.7% in cash and the remainder in BlackRock stock contributed by PNC and distributed to LTIP participants. As permitted under the plan, employees elected to put approximately 95% of the stock portion of the awards back to the Company at a total fair market value of approximately $165.7 million. In accordance with GAAP, this amount was not recorded on the statement of financial condition as of December 31, 2006 as the total put obligation was not known or estimable until January 2007. As such, this obligation was not included in the contractual obligations table above.

The Company has various other compensation and benefit obligations, including bonuses, commissions and incentive payments payable, employee stock purchases and defined contribution plan matching contribution obligations, deferred compensation arrangements, defined benefit plan obligations, post-employment benefits and post-retirement benefits that are excluded from the table above primarily due to uncertainties in their payout periods. Accrued compensation and benefits at December 31, 2006 totaled $1,051.3 million and included incentive compensation of $629.9 million, deferred compensation of $321.6 million and other compensation and benefits related obligations of $99.8 million. Incentive compensation was primarily paid in January and February 2007, while the deferred compensation obligations are generally payable over periods up to five years, but include certain defined benefit plan liabilities whose payment patterns are uncertain.

Acquisition Forward Commitment

On April 30, 2003, the Company purchased 80% of an investment manager of a fund of hedge funds for approximately $4.1 million in cash. Additionally, the Company committed to purchase the remaining 20% equity of the investment manager on March 31, 2008, subject to certain acceleration provisions. The purchase price of this remaining interest is performance-based and is not subject to a minimum or maximum amount or to the continued employment of former employees of the investment manager with the Company. As the remaining obligation is dependent upon the performance of the investment manager through March 31, 2008, however, the ultimate liability is not certain at December 31, 2006 and, as such, this commitment has been excluded from the contractual obligations table above and from BlackRock's consolidated statement of financial condition at December 31, 2006.

Purchase Price Contingencies

In January 2005, the Company closed its acquisition of SSR from MetLife for adjusted consideration of approximately $265.1 million in cash and 550,000 restricted shares of BlackRock common stock and certain additional contingent payments. On the fifth anniversary of the closing of the SSR acquisition, MetLife could receive an additional payment of up to a maximum of $10.0 million based on the Company's retained AUM associated with the MetLife defined benefit and defined contribution plans. Due to its inherent uncertainty, this contingency has been excluded from the contractual obligations table above and has not been recorded on the Company's consolidated statement of financial condition at December 31, 2006.

Separate Account Liabilities

The Company's wholly-owned registered life insurance company, which was acquired in the MLIM Transaction, maintains separate account assets representing segregated funds held for purposes of funding individual and group pension contracts. The net investment income and net realized and unrealized gains and losses attributable to these separate account assets accrue directly to the contract owner and, as such, an offsetting separate account liability is recorded. At December 31, 2006, the Company had $4.3 billion of separate account liabilities on the 2006 consolidated statement of financial condition. The payment of these contractual obligations is inherently uncertain and varies by customer. As such, these liabilities have been excluded from the contractual obligations table above.

Indemnifications

In many of the Company's contracts, including the MLIM Transaction Agreement, BlackRock agrees to indemnify third parties under certain circumstances. The terms of the indemnities vary from contract to contract and the amount of indemnification liability, if any, cannot be determined and has not been included in the table above or recorded in the Company's consolidated statement of financial condition at December 31, 2006. See further discussion in Note 10 to the consolidated financial statements on page 78 of this Annual Report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates. Management considers the following accounting policies and estimates critical to an informed review of BlackRock's consolidated financial statements. For a summary of these and additional accounting policies see Note 1 to the consolidated financial statements beginning on page 59 of this Annual Report.

Investments

Consolidation, Equity Method and Cost Method

The accounting method used for the Company's investments is generally dependent upon the influence the Company has on its investee. For investments where BlackRock has control over the financial and operating policies of the investee, which is generally shown through a 50% or greater voting interest, the investee is consolidated into BlackRock's financial statements. For certain investments where the risks and rewards of ownership are not directly linked to voting interests ("variable interest entities"), an investee may be consolidated if BlackRock is considered the primary beneficiary of the investee. The Company, as general partner or managing member, is generally presumed to control investments in limited partnerships and certain limited liability companies. Such a presumption can be overcome if other limited partners or members in the investment have substantive participating or kick-out rights whereby the Company may be removed as investment manager.

For investments where BlackRock does not control the investee, and is not the primary beneficiary of a variable interest entity, but can exert significant influence over the financial and operating policies of the investee, the Company uses the equity method of accounting. Under the equity method of accounting for investments, BlackRock's share of the investee's underlying net income is recorded as non-operating income for investments in funds and as other revenue for investments in operating or advisory companies since such operating or advisory companies are considered to be integral to BlackRock's core business. Dividends received reduce the Company's investment balance.

For equity investments where BlackRock neither controls nor has significant influence over the investee and which are readily marketable, the investments are classified as either trading or available-for-sale securities based upon management's intent in making the investment. Trading securities are those investments which are bought principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded in non-operating income in the consolidated statements of income during the period of the change. Available-for-sale securities are those securities which are not classified as trading securities. Available-for-sale securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded to the accumulated other comprehensive income component of equity in the period of the change. Upon the disposition of an available-for-sale security, the Company reclassifies the gain or loss on the security from accumulated other comprehensive income to non-operating income on the Company's consolidated financial statements.

For equity investments where BlackRock neither controls nor has significant influence over the investee and which are non-marketable, the investments are accounted for using the cost method of accounting. Under the cost method, dividends received are recorded as non-operating income.

Debt securities are classified as either held-to-maturity or as available-for-sale based upon management's purpose for making the investment. If the Company has the ability and intent to hold a debt security to its maturity, the security is classified as held-to-maturity and is recorded at its amortized cost in the consolidated statements of financial condition. If the Company does not have the intent to hold the debt security to maturity or is unable to do so, the security is classified as available-for-sale.

Dividend income on the Company's investments in collateralized debt obligations ("CDOs") is recorded based upon the CDOs projected investment yield. Expected future cash flows for the CDO are reviewed periodically and changes in the yield are recorded prospectively. Dividend income for these investments is recorded in non-operating income on the consolidated statements of income.

Occasionally, the Company will acquire a controlling equity interest in a sponsored investment fund. All of the consolidated funds' investments are carried at fair value, with corresponding changes in the securities' fair values reflected in non-operating income in the Company's consolidated statements of income. In the absence of a publicly available market value, fair value for an investment is estimated in good faith by the Company's management based on such factors as the liquidity, financial condition and current and projected operating performance of the investment and, in the case of private investment fund investments, the net asset value as provided by the private investment fund's investment manager which may or may not be BlackRock. When the Company can no longer control these funds due to reduced ownership percentage or other reasons, the funds are deconsolidated and accounted for under another accounting method, as appropriate.

The evaluation of the control or significant influence that BlackRock may exert over the financial and operational policies of its investees requires significant management judgment based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include the type of investment, the legal structure of the investee, the terms and structure of the investment agreement including investor voting rights, the terms of BlackRock's advisory agreement with the investee and any influence BlackRock may have on the governing board of the investee. Further, with regard to variable interest entities, significant judgment is required in the determination of whether the Company is the primary beneficiary. If the Company is determined to be the primary beneficiary of a variable interest entity, the entity will be consolidated within BlackRock's consolidated financial statements. In order to determine whether the Company is the primary beneficiary of a variable interest entity, management must make significant estimates and assumptions of probable future cash flows and assign probabilities to different cash flow scenarios. Assumptions made in such analyses include, but are not limited to, market prices of securities, market interest rates, potential credit defaults on individual securities or default rates on a portfolio of securities, gain realization, liquidity or marketability of certain securities, discount rates and the probability of certain other outcomes.

Fair Value

BlackRock has certain investments which require fair value accounting under generally accepted accounting principles as described above. For certain investments, including investments classified as trading investments and consolidated fund investments, changes in the fair value affect net income in the period of the change. For other investments classified as available-for-sale securities, changes in fair value are recorded as a component of stockholders' equity and generally do not directly impact BlackRock's net income until such investments are sold or are considered impaired (see below). Marketable securities are priced using publicly available market data or external pricing services. Non-marketable securities, however, are generally priced using a variety of methods and resources, including internal valuation models, which utilize available market data and management assumptions.

When launching a new fund, the Company will, on occasion, provide seed capital to the fund so that it may make investments and establish an investment history before being marketed to investors. In such circumstances, the Company will usually own 100% of the fund until it is offered to external investors and, as such, these funds are consolidated in BlackRock's financial statements. Investments within such funds are carried at fair value, with changes in fair value impacting the Company's consolidated statements of income. Investments held by these seed funds may be marketable or non-marketable depending upon the type of fund being established. Fair value of non-marketable investments within these funds is generally determined by the Company, as the fund manager, using similar models, assumptions and judgment as noted above. In addition, changes in fair value of certain illiquid investments held by these funds, including direct investments in equity or debt securities of privately held companies and certain real estate products are recorded based upon the best information available at the reporting period date, considering any significant changes in the operations of the investment.

As of December 31, 2006, BlackRock had approximately $2.1 billion in investments. Of that amount, changes in fair value of approximately $1.9 billion of such investments will impact the Company's consolidated statement of income and approximately $0.2 billion will impact accumulated other comprehensive income. As of December 31, 2006, approximately $1.5 billion of such investments relate to consolidated funds whereby changes in fair value of such investments will impact BlackRock's investment income and minority interest expense on the consolidated statement of income for the year ended December 31, 2006. Due to ownership levels, BlackRock's net exposure to changes in fair value of such investments is $0.4 billion.

Impairment of Investments

The Company's management periodically assesses impairment on its investments. If circumstances indicate that impairment may exist, investments are evaluated using market values, where available, or the expected future cash flows of the investment. If the undiscounted expected future cash flows are lower than the Company's carrying value of the investment, an impairment charge is recorded to the consolidated statements of income.

When the fair values of trading or available-for-sale securities are lower than their cost or amortized cost values, the Company evaluates the securities to determine whether the impairment is considered other than temporary. In making this determination, the Company considers, among other factors, the length of time the security has been in a loss position, the extent to which the security's market value is less than its cost, the financial condition and near-term prospects of the security's issuer and the Company's ability and intent to hold the security for a length of time sufficient to allow for recovery. If the impairment is considered other than temporary, a charge is recorded to the consolidated statements of income. There were no impairments of investments, other than CDOs (see below) for the years ended December 31, 2006, 2005 and 2004.

The Company reviews its CDO investments for impairment periodically throughout the term of the investment. The Company estimates the fair value of its CDO investments using the present value of future cash flows. If the estimated future cash flows are lower than the previous estimate, an impairment is recognized based on the excess of the carrying amount of the investment over its estimated fair value if the impairment is considered other than temporary. CDO impairments were $2.3 million, $0.8 million and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Evaluations of impairments of securities involve significant assumptions and management judgments, which could differ from actual results and these differences could have a material impact on the Company's consolidated statements of income.

Goodwill and Intangible Assets

At December 31, 2006, the carrying amounts of the Company's goodwill and intangible assets were as follows:

(Dollar amounts in thousands)	**December 31, 2006**
Goodwill	**$5,257,017**
Management contracts acquired:	
Indefinite-lived	**4,711,732**
Finite-lived, net of accumulated amortization	**1,170,698**
Total goodwill and intangible assets	**$11,139,447**

The value of contracts to manage assets in proprietary mutual funds is classified as an indefinite-lived intangible asset. The assignment of indefinite lives to proprietary mutual fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage these funds due to the likelihood of continued renewal at little or no cost. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, indefinite-lived intangible assets and goodwill are not amortized. Finite-lived management contracts are amortized over their expected useful lives, which, at December 31, 2006, ranged from 2 to 20 years with an original weighted average estimated useful life of 10.1 years.

The Company assesses its indefinite-lived management contracts and goodwill for impairment at least annually, considering factors such as assets under management, product mix, projected cash flows, average base fees by product and revenue multiples to determine whether the values of each asset are impaired and whether the indefinite-life classification is still appropriate. The fair value of indefinite-lived intangible assets and goodwill is determined based on the discounted value of expected future cash flows. The fair values of finite-lived intangible assets are reviewed at least annually to determine whether circumstances exist which indicate there may be a potential impairment. If such circumstances are considered to exist, the Company will perform an impairment test, using an undiscounted cash flow analysis. If the asset is determined to be impaired, the difference between the book value of the asset and its current fair value is recognized as an expense in the period in which the impairment is determined.

Expected future cash flows are estimated using many variables which require significant management judgment, including market interest rates, equity prices, credit default ratings, discount rates, revenue multiples, inflation rates and AUM growth rates. Actual results could differ materially from these estimates, which could materially impact the impairment conclusion. In 2004, the Company recorded an impairment of $6.1 million with regard to an acquired management contract. No such impairments were recorded in 2006 or 2005. In addition, management judgment is required to estimate the period that intangible assets will contribute to the Company's cash flows and the pattern over which these assets will be consumed. A change in the remaining useful life of any of these assets could have a significant impact on the Company's amortization expense, which was $37.5 million for the year ended December 31, 2006.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, future deductibility of the asset, changes in tax law and other factors. If management determines that it is not probable that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's consolidated statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability. The Company's actual tax benefit or liability may differ from these estimates.

Current and deferred tax balances require significant assumptions and estimates by management and actual results may differ significantly from these estimates. As of December 31, 2006, the Company had gross deferred tax assets of $14.7 million and had recorded no valuation allowances against those assets. The Company also had approximately $1.7 billion in deferred tax liabilities as of December 31, 2006. The Company had income taxes receivable of approximately $42.1 million and income taxes payable of $171.3 million as of December 31, 2006.

PNC and BlackRock have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. As such, the Company may be responsible for its pro rata share of tax positions taken by PNC for unaudited tax years which may be subsequently challenged by taxing authorities. Management does not anticipate that any such amounts would be material to the Company's operations, financial position or cash flows.

Revenue Recognition

Investment advisory and administration fees are recognized as the services are performed. Such fees are primarily based on pre-determined percentages of the market value of AUM or, in the case of certain real estate separate accounts, net operating income generated by the underlying properties, and are affected by changes in AUM, including market appreciation or depreciation and net subscriptions or redemptions. Investment advisory and administration fees for mutual funds are shown net of fees waived pursuant to expense limitations. Certain real estate fees are earned upon the acquisition or disposition of properties in accordance with applicable investment management agreements and are recognized at the closing of the respective real estate transactions.

Subsequent to the MLIM Transaction, the Company contracts with third parties for various mutual fund administration and shareholder servicing to be performed on behalf of certain funds managed by the Company. Such arrangements are generally priced at a portion of the Company's management fee paid by the fund. In certain cases, the fund takes on the primary responsibility for payment for services such that BlackRock bears no credit risk to the third party ("retrocessions"). The Company accounts for retrocessions in accordance with EITF No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and has recorded its retrocession contracts net of management fees earned because management believes that the Company is not the primary obligor of the arrangement, does not perform part of the service, is not primarily responsible for fulfillment and has no credit risk. Retrocessions for the year ended December 31, 2006 amounted to $156.0 million and were included in investment advisory and administration fees on the 2006 consolidated statement of income.

The Company also receives performance fees or incentive allocations from certain alternative investment products and certain separate accounts. These performance fees are earned upon exceeding specified investment return thresholds. Such fees are recorded upon completion of the measurement period. For the years ended December 31, 2006, 2005 and 2004, performance fee revenue totaled $242.3 million, $168.0 million and $41.6 million, respectively.

BlackRock provides a variety of risk management, investment analytic and investment system services to customers. These services are provided under the brand name *BlackRock Solutions* and include a wide array of risk management services and enterprise investment system outsourcing to clients. Fees earned for *BlackRock Solutions* services are either based on pre-determined percentages of the market value of assets subject to the services, on fixed monthly or quarterly payments or on attainment of certain pre-defined milestones. The fees earned on risk management, investment analytic and investment system assignments are recorded as other revenue in the consolidated statements of income.

Certain investment advisory and administration fees calculated on the fair value of AUM are subject to the risks and uncertainties noted in *Investments* above to the extent the underlying investments are non-marketable and, as such, the Company's earnings may be subject to variability based upon such estimates. In addition, certain revenues are based upon estimates of the fair value of AUM or of net operating income available at the end of the accounting period. Further, as a general partner in certain private equity partnerships, the Company receives distributions from the partnerships according to the provisions of the partnership agreements. The Company may, from time to time, be required to return all or a portion of such distributions to the limited partners in the event the limited partners do not achieve a certain return as specified in the various partnership agreements. Management does not believe this exposure is material to the consolidated financial statements as of December 31, 2006.

Historically, adjustments to revenues arising from initial estimates have been immaterial since most of BlackRock's fee revenue is calculated on the fair value of marketable investments and since, as a policy, the Company does not record revenues until they are received ... ment can give no assurance, however, that these estimates would not result in a material adjustment in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of its business, BlackRock is primarily exposed to equity market price risk, interest rate risk and foreign exchange rate risk. The tables below represent BlackRock's total consolidated investment portfolio. Approximately $1,515.8 million of BlackRock's total investment portfolio is maintained in investment funds which are consolidated in accordance with GAAP even though BlackRock may or may not own a majority of such funds. Equity risk inherent in those funds, as displayed below, would be limited to its net exposure of $370.3 million on these investments.

As a leading investment management firm, BlackRock devotes significant resources across all of its operations to identifying, measuring, monitoring, managing and analyzing market and operating risks, including in the management and oversight of its own investment portfolio. The Board of Directors of the Company has adopted guidelines for the review of investments to be made by the Company, requiring, among other things, that all investments be reviewed by the Company's Investment Committee, which consists of senior officers of the Company, and that certain investments over prescribed thresholds receive prior approval from the Audit Committee or the Board of Directors depending on the circumstances.

Equity Market Price Risk

BlackRock's investments, including consolidated investments, may expose BlackRock to equity price risk. The following table summarizes the fair values of the investments exposed to equity price risk and provides a sensitivity analysis of the estimated fair values of those investments, assuming a 10% increase or decrease in equity prices:

(Dollar amounts in thousands) **December 31, 2006**	Book Value	Fair value assuming 10% increase	Fair value assuming 10% decrease
Equity securities	**$155,930**	**$171,523**	**$140,337**
Commingled investments	**125,115**	**137,627**	**112,604**
Total investments, trading	**281,045**	**309,150**	**252,941**
Commingled investments	**77,272**	**84,999**	**69,545**
Total available-for-sale investments	**77,272**	**84,999**	**69,545**
Other fund investments	**1,377,541**	**1,515,295**	**1,239,787**
Deferred compensation plans	**18,146**	**19,961**	**16,331**
Total other investments	**1,395,687**	**1,535,256**	**1,256,118**
Total equity price risk on investments	**$1,754,004**	**$1,929,405**	**$1,578,604**
December 31, 2005			
Commingled investments	$22,319	$24,550	$20,087
Equity securities	18,425	20,267	16,582
Total investments, trading	40,744	44,817	36,669
Commingled investments	766	842	689
Total available-for-sale investments	766	842	689
Other fund investments	84,843	93,327	76,358
Deferred compensation plans	24,495	26,944	22,045
Other	973	1,070	875
Total equity investments	110,311	121,341	99,278
Total equity price risk on investments	$151,821	$167,000	$136,636

BlackRock's deferred compensation plans comprise $31.3 million and $22.3 million of total trading investments, and $18.1 million and $24.5 million of total other investments, at December 31, 2006 and December 31, 2005, respectively, and reflect investments held by BlackRock with respect to senior employee elections under BlackRock's deferred compensation plans. Any change in the fair value of these investments is offset by a corresponding change in the related deferred compensation expense.

During 2007, the Company established a hedging program to hedge exposure to equity price risk in certain investments through the use of derivative instruments.

Interest Rate Risk

The following table summarizes the fair value of BlackRock's investments in debt securities and funds that invest primarily in debt securities that expose BlackRock to interest rate risk at December 31, 2006. The table also provides a sensitivity analysis of the estimated fair value of these financial instruments, assuming 100 basis point upward and downward parallel shifts in the yield curve:

(Dollar amounts in thousands) **December 31, 2006**	Book Value	Fair market value assuming +100 basis point shift	Fair market value assuming -100 basis point shift
Municipal debt securities	**$154,510**	**$130,224**	**$178,796**
Corporate notes and bonds	**13,656**	**13,192**	**14,120**
Commingled investments	**23,272**	**23,275**	**23,269**
Total trading investments	**191,438**	**166,691**	**216,185**
Commingled investments	**48,377**	**48,305**	**48,449**
Collateralized debt obligations	**29,362**	**29,346**	**29,378**
Other	**3,431**	**3,397**	**3,465**
Total available-for-sale investments	**81,170**	**81,048**	**81,292**
Other fund investments	**70,962**	**71,209**	**70,715**
Total investments	**$343,570**	**$318,948**	**$368,192**
December 31, 2005			
Mortgage-backed securities	$13,069	$12,827	$13,311
Corporate notes and bonds	7,946	7,575	8,262
Municipal debt securities	123	117	128
Total trading investments	21,138	20,519	21,701
Commingled investments	3,543	3,426	3,660
Collateralized debt obligations	25,717	25,222	26,212
Total available-for-sale investments	29,260	28,648	29,872
Other fund investments	96,449	94,998	97,900
Total investments	$146,847	$144,165	$149,473

Foreign Exchange Rate Risk

The Company has increased its foreign exchange rate risk as a result of the MLIM Transaction. The Company has investments totaling approximately $163.0 million that are denominated in foreign currencies, primarily the British pound sterling and the euro. A 10% increase or decrease in foreign exchange rates as of December 31, 2006 would result in an increase or a decline in value of the investment portfolio of approximately $16.3 million. In addition, the Company maintains certain foreign currency denominated cash accounts totaling approximately $783.1 million at December 31, 2006, primarily in British pounds sterling. A 10% increase or decrease in foreign exchange rates as of December 31, 2006 would result in an increase or decline in value of such cash accounts of approximately $78.3 million.

Other Market Risks

In February 2005, the Company issued $250 million aggregate principal amount of convertible debentures, which will be due in 2035 and bear interest at 2.625% per annum. Due to the debentures' conversion feature, these financial instruments are exposed to both interest rate risk and equity price risk. At December 31, 2006, the fair value of the debentures was $372.8 million. Assuming 100 basis point upward and downward parallel shifts in the yield curve, based on the fair value of the debentures on December 31, 2006, the fair value of the debentures would fluctuate to $365.7 million and $379.9 million, respectively. Assuming a 10% increase and 10% decrease in the Company's stock price, based on the fair value of the debentures on December 31, 2006, the fair value of the debentures would fluctuate to $404.9 million and $341.2 million, respectively.

In addition, BlackRock's investment management revenues are comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees expressed as a percentage of the returns realized on AUM. Declines in equity market prices or interest rates, or both, could cause revenues to decline because of lower investment management fees by:

- causing the value of AUM to decrease;
- causing the returns realized on AUM to decrease;
- causing clients to withdraw funds in favor of investments in markets that they perceive to offer greater opportunity and that the Company does not serve; and
- causing clients to rebalance assets away from investments that BlackRock manages into investments that BlackRock does not manage.

Other than system conversion activities related to the transition of support from PNC and Merrill Lynch to BlackRock, there have been no changes in internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting. The Company is continuing to evaluate its internal controls in light of the MLIM Transaction and expects to make additional modifications to its internal controls after completion of its review.

RISK FACTORS

As a leading investment management firm, risk is an inherent part of BlackRock's business. Global markets, by their nature, are prone to uncertainty and subject participants to a variety of risks. While BlackRock devotes significant resources across all of its operations to identifying, measuring, monitoring, managing and analyzing market and operating risks, BlackRock's business, financial condition or results of operations could be materially adversely affected, however, by any of the following risks.

Risks Related to BlackRock's Business and Competition

Changes in the securities markets could lead to a decline in revenues.

BlackRock's investment management revenues are comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees expressed as a percentage of the returns realized on AUM. A decline in the prices of stocks or bonds within or outside the United States could cause revenues to decline because of lower investment management fees by:

- causing the value of AUM to decrease;
- causing the returns realized on AUM to decrease;
- causing clients to withdraw funds in favor of investments in markets that they perceive offer greater opportunity and that the Company does not serve; and
- causing clients to rebalance assets away from investments that BlackRock manages into investments that it does not manage.

Poor investment performance could lead to the loss of clients and a decline in revenues.

The Company's management believes that investment performance is one of the most important factors for the growth of AUM. Poor investment performance relative to the portfolio benchmarks and to competitors could reduce revenues and growth because:

- existing clients might withdraw funds in favor of better performing products, which would result in lower investment management fees;
- the ability to attract funds from existing and new clients might diminish;
- the Company might earn minimal or no performance fees; and
- the value of certain seed investments that BlackRock makes in its funds, as well as investments in other securities, may decline.

Loss of key employees could lead to the loss of clients and a decline in revenues.

The ability to attract and retain quality personnel has contributed significantly to BlackRock's growth and success and is important to attracting and retaining clients. The market for qualified fund managers, investment analysts, financial advisers and other professionals is competitive. Key employees may depart because of issues relating to the difficulties in integrating the MLIM Business. There can be no assurance that the Company will be successful in its efforts to recruit and retain the required personnel. Loss of a significant number of key personnel could have an adverse effect on the Company.

BlackRock's investment advisory contracts may be terminated or may not be renewed by clients.

Separate account clients may terminate their investment management contracts with BlackRock or withdraw funds on short notice. The Company has, from time to time, lost separate accounts and could, in the future, lose accounts under various circumstances such as adverse market conditions or poor performance. Additionally, BlackRock manages its U.S. mutual funds pursuant to management contracts with the funds that must be renewed and approved by the funds' boards of directors annually. A majority of the directors of each mutual fund are independent from BlackRock. Consequently, there can be no assurance that the board of directors of each fund that the Company manages will approve the fund's management contract each year, or will not condition its approval on the terms of the management contract being revised in a way that is adverse to the Company.

Failure to comply with client contractual requirements and/or guidelines could result in damage awards against BlackRock and loss of revenues due to client terminations.

When clients retain BlackRock to manage assets or provide products or services on their behalf, they specify guidelines or contractual requirements that the Company is required to observe in the provision of its services. A failure to comply with these guidelines or contractual requirements could result in damage to BlackRock's reputation or to the clients seeking to recover losses, withdrawing its AUM or cancelling risk management advisory assignments, or terminating their contracts, any of which could cause the Company's earnings or stock price to decline.

Competitive fee pressures could reduce revenues and profit margins.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent that the Company is forced to compete on the basis of price, it may not be able to maintain its current fee structure. Fee reductions on existing or future new business could cause revenues and profit margins to decline.

Performance fees may increase earnings volatility, which could decrease BlackRock's stock price.

A portion of the Company's revenues are derived from performance fees on investment and risk management advisory assignments. In most cases, performance fees are based on investment returns, although in some cases they are based on achieving specific service standards. Generally, the Company is entitled to performance fees only if the returns on the related portfolios exceed agreed-upon periodic or cumulative return targets. If these targets are not exceeded, performance fees for that period will not be earned and, if targets are based on cumulative returns, the Company may not earn performance fees in future periods. Performance fees will vary from period to period in relation to volatility in investment returns, causing earnings to be more volatile than if assets were not managed on a performance fee basis. The volatility in earnings may decrease BlackRock's stock price. Performance fees represented $242.3 million, or 11.5%, of total revenue for the year ended December 31, 2006.

Additional acquisitions may decrease earnings and harm the Company's competitive position.

BlackRock employs a variety of strategies intended to enhance earnings and expand product offerings in order to improve profit margins. These strategies have included smaller-sized lift-outs of investment teams and acquisitions of investment management businesses, such as the MLIM Transaction. In general, these strategies may not be effective and failure to successfully develop and implement these strategies may decrease earnings and harm the Company's competitive position in the investment management industry. In the event BlackRock pursues additional sizeable acquisitions, it may not be able to find suitable businesses to acquire at acceptable prices and it may not be able to successfully integrate or realize the intended benefits from these acquisitions.

Risks Related to BlackRock's Operations

Failure to maintain adequate infrastructure could impede the ability to support business growth.

BlackRock has experienced significant growth in its business activities as a result of the MLIM Transaction and other efforts. The Company is in the process of building out its infrastructure to integrate the MLIM Business and to support continued growth, including technological capacity, data centers, backup facilities and sufficient space for expanding staff levels. The failure to maintain an adequate infrastructure commensurate with expansion could impede the Company's growth, which could cause the Company's earnings or stock price to decline.

Expansion into international markets increases BlackRock's operational, regulatory and other risks.

BlackRock has dramatically increased its international business activities as a result of the MLIM Transaction and other efforts. As a result of such expansion, the Company faces increased operational, regulatory, reputation and foreign exchange rate risks. The failure of the Company's systems of internal control to properly mitigate such additional risks, or of its operating infrastructure to support such international expansion, could result in operational failures and regulatory fines or sanctions, which could cause the Company's earnings or stock price to decline.

Failure to maintain a technological advantage could lead to a loss of clients and a decline in revenues.

A key element to BlackRock's continued success is the ability to maintain a technological advantage both in terms of operational efficiency and in providing the sophisticated risk analytics incorporated into BlackRock's operating systems that support investment advisory and *BlackRock Solutions* clients. Moreover, the Company's technological and software advantage is dependent on a number of third parties who provide various types of data. The failure of these third parties to provide such data or software could result in operational difficulties and adversely impact BlackRock's ability to provide services to *BlackRock Solutions* clients. There can be no assurance that the Company will be able to maintain this technological advantage or be able to effectively protect and enforce its intellectual property rights in these systems and processes.

Failure to implement effective information security policies, procedures and capabilities could disrupt operations and cause financial losses that could result in a decrease in BlackRock's earnings or stock price.

BlackRock is dependent on the effectiveness of its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that reside on or are transmitted through them. An externally caused information security incident, such as a hacker attack or a virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential information and could result in material financial loss, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could cause a decline in the Company's earnings or stock price.

The continuing integration of the MLIM business creates numerous risks and uncertainties that could adversely affect profitability.

The MLIM Business and personnel are in the process of being integrated with BlackRock's previously existing business and personnel. These transition activities are complex and the Company may encounter unexpected difficulties or incur unexpected costs including:

- the diversion of management's attention to integration matters;
- difficulties in achieving expected synergies associated with the MLIM Transaction;
- difficulties in the integration of operations and systems;
- difficulties in the assimilation of employees;
- difficulties in replacing the support functions previously provided by Merrill Lynch to MLIM, including support and assistance in respect of risk management, financial and operational functions;
- challenges in keeping existing clients and obtaining new clients, including potential conflicts of interest; and
- challenges in attracting and retaining key personnel.

As a result, the Company may not be able to realize the expected revenue growth and other benefits that it hopes to achieve from the MLIM Transaction. In addition, BlackRock may be required to spend additional time or money on integration that would otherwise be spent on the development and expansion of its business and services.

Additional Risks Related to the Recently-Closed MLIM Transaction

Merrill Lynch is a distributor of BlackRock's products, and the Company is therefore subject to risks associated with the business of Merrill Lynch.

Pursuant to a global distribution agreement entered into with Merrill Lynch in connection with the MLIM Transaction, Merrill Lynch provides portfolio administration and servicing for certain BlackRock asset management products and services through its various distribution channels. The Company may not be successful in distributing products through Merrill Lynch or in distributing its products and services through other third party distributors, and the transfer of the MLIM Business to BlackRock might have an adverse effect on Merrill Lynch's ability to distribute, and on the costs of distributing, the Company's existing products and services. If BlackRock is unable to distribute its products and services successfully or if it experiences an increase in distribution-related costs, BlackRock's business, results of operations or financial condition may be adversely affected.

Loss of market share with Merrill Lynch's Global Private Client Group could harm operating results.

A significant portion of the revenue of the MLIM business has historically come from AUM generated by Merrill Lynch's Global Private Client Group ("GPC"). BlackRock's ability to maintain a strong relationship with GPC is material to the Company's future performance. If one of the Company's competitors gains significant additional market share within the GPC retail channel at the expense of BlackRock, then BlackRock's business, results of operations or financial condition may be negatively impacted.

For so long as Merrill Lynch and PNC maintain certain levels of stock ownership, Merrill Lynch and PNC will vote as stockholders in accordance with the recommendation of BlackRock's Board of Directors, and certain actions will require special Board approval or the prior approval of Merrill Lynch and PNC.

As a result of the stockholder agreements entered into with PNC and Merrill Lynch in connection with the MLIM Transaction, together with the Company's ownership structure, stockholders may have no effective power to influence corporate actions. As of December 31, 2006, Merrill Lynch owned approximately 45% of BlackRock's issued and outstanding common stock and approximately 49.3% of total capital stock on a fully-diluted basis, and PNC owned approximately 34% of BlackRock's total capital stock.

Merrill Lynch and PNC have agreed to vote all of their shares in accordance with the recommendation of BlackRock's Board of Directors to the extent consistent with the provisions of the Merrill Lynch stockholder agreement and the PNC implementation and stockholder agreement. As a consequence, matters submitted to a stockholder vote that require a majority or a plurality of votes for approval, including elections of directors, will be approved or disapproved solely in accordance with the determinations of the BlackRock Board of Directors, so long as the shares held by Merrill Lynch and PNC constitute a majority of the outstanding shares. This arrangement will have the effect of concentrating control over BlackRock in its Board of Directors, whether or not stockholders agree with any particular determination of the Board.

Legal and Regulatory Risks

BlackRock is subject to extensive regulation in the United States and internationally.

BlackRock's business is subject to extensive regulation in the United States and around the world. See the discussion under the heading "Business—Regulation" of BlackRock's 2006 Form 10-K. Violation of applicable laws or regulations could result in fines, temporary or permanent prohibition of the engagement in certain activities, reputational harm, suspensions of personnel or revocation of their licenses, suspension or termination of investment adviser or broker-dealer registrations, or other sanctions, which could cause the Company's earnings or stock price to decline. Additionally, BlackRock's business may be adversely impacted by regulatory and legislative initiatives imposed by various U.S. and non-U.S. regulatory and exchange authorities, and industry participants that continue to review and, in many cases, adopt changes to their established rules and policies.

Failure to comply with the Investment Advisers Act and the Investment Company Act and related regulations could result in substantial harm to BlackRock's reputation and results of operations.

Certain of BlackRock's subsidiaries are registered with the SEC under the Investment Advisers Act and BlackRock's U.S. mutual funds are registered with the SEC under the Investment Company Act. The Investment Advisers Act imposes numerous obligations and fiduciary duties on registered investment advisers, including record-keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as additional detailed operational requirements, on investment advisers to registered investment companies. The failure of any of BlackRock's subsidiaries to comply with the Investment Advisers Act or the Investment Company Act could cause the SEC to institute proceedings and impose sanctions for violations of either of these acts, including censure, termination of an investment adviser's registration or prohibition to serve as adviser to SEC-registered funds, and could lead to litigation by investors in those funds or harm to the Company's reputation, any of which could cause its earnings or stock price to decline.

Failure to comply with ERISA regulations could result in penalties and cause the Company's earnings or stock price to decline.

BlackRock's asset management subsidiaries are subject to ERISA regulations and to regulations promulgated thereunder, insofar as they act as a "fiduciary" under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose duties on persons who are fiduciaries under ERISA, prohibit specified transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. The failure of any of BlackRock's subsidiaries to comply with these requirements could result in significant penalties that could reduce the Company's earnings or cause its stock price to decline.

BlackRock is subject to banking regulations that may limit its business activities.

Since PNC's ownership interest in BlackRock exceeds 25%, BlackRock is deemed to be a non-bank subsidiary of PNC, a financial holding company, which subjects BlackRock to general banking regulations that limit the activities and the types of businesses in which it may engage. Banking regulations may put BlackRock at a competitive disadvantage because most of its competitors are not subject to these limitations. As a non-bank subsidiary of PNC, BlackRock is subject to the supervision, regulation and examination of the Federal Reserve Board ("FRB"). The Company is also subject to the broad enforcement authority of the FRB, including the FRB's power to prohibit BlackRock from engaging in any activity that, in the FRB's opinion, constitutes an unsafe or unsound practice in conducting the Company's business. The FRB also may impose substantial fines and other penalties for violations of applicable banking regulations.

Legal proceedings could adversely affect operating results and financial condition for a particular period.

Many aspects of BlackRock's business involve substantial risks of legal liability. The Company, including a number of the legal entities acquired in the MLIM Transaction, has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation arising in connection with BlackRock's activities. Additionally, the investment funds that the Company manages are subject to lawsuits, any of which could harm the investment returns of the applicable fund or result in the Company being liable to the funds for any resulting damages. While Merrill Lynch has agreed to indemnify the Company for certain of the pre-closing liabilities related to legal proceedings acquired in the MLIM Transaction, entities that BlackRock now owns may be named as defendants in these matters and the Company's reputation may be negatively impacted. Liability for legal actions for which no indemnification is available could reduce earnings and cash flows and cause BlackRock's stock price to decline.

Forward-looking Statements

This report, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in BlackRock's SEC reports and those identified elsewhere in this report, including the Risk Factors section of this report, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of BlackRock's investment products, including its separately managed accounts and the former MLIM Business; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock, Merrill Lynch or PNC; (11) terrorist activities and international hostilities, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries, and BlackRock; (12) the ability to attract and retain highly talented professionals; (13) fluctuations in foreign currency exchange rates, which may adversely affect the value of advisory fees earned by BlackRock and certain investments denominated in foreign currencies; (14) the impact of changes to tax legislation and, generally, the tax position of the Company; (15) BlackRock's ability to successfully integrate the MLIM Business with its existing business; (16) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; and (17) BlackRock's success in maintaining the distribution of its products.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Quarter			
(Dollar amounts in thousands, except share data)	1st	2nd	3rd	4th[1]
2006				
Revenue	**$395,660**	**$360,733**	**$323,058**	**$1,018,525**
Operating income	**$100,027**	**$96,683**	**$29,008**	**$246,082**
Net income	**$70,862**	**$63,404**	**$18,914**	**$169,422**
Earnings per share:				
Basic	**$1.11**	**$0.99**	**$0.29**	**$1.31**
Diluted	**$1.06**	**$0.95**	**$0.28**	**$1.28**
Weighted-average shares outstanding:				
Basic	**64,074,888**	**64,136,378**	**64,761,447**	**129,040,518**
Diluted	**66,731,560**	**66,653,479**	**67,477,536**	**131,853,835**
Dividend Declared Per Share	**$0.42**	**$0.42**	**$0.42**	**$0.42**
Common stock price per share:				
High	**$161.49**	**$159.36**	**$152.34**	**$158.50**
Low	**$105.74**	**$120.69**	**$123.04**	**$140.72**
Close	**$140.00**	**$139.17**	**$149.00**	**$151.90**
2005				
Revenue	$250,083	$271,389	$300,807	$369,107
Operating income	$66,582	$81,896	$79,669	$112,394
Net income	$46,536	$53,334	$61,119	$72,919
Earnings per share:				
Basic	$0.72	$0.83	$0.95	$1.14
Diluted	$0.70	$0.79	$0.92	$1.09
Weighted-average shares outstanding:				
Basic	64,290,510	64,354,069	64,087,871	64,002,818
Diluted	66,880,713	66,796,087	66,714,797	66,914,279
Dividend Declared Per Share	$0.30	$0.30	$0.30	$0.30
Common stock price per share:				
High	$82.45	$80.52	$89.29	$113.87
Low	$73.64	$69.38	$79.87	$83.01
Close	$74.93	$80.45	$88.62	$108.48

(1) Increases in the 4th quarter 2006 reflect the impact of the MLIM Transaction.

Management's Report on Internal Control Over Financial Reporting

Management of BlackRock, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.*

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include a review of certain business process controls of the Merrill Lynch Investment Managers business (the "MLIM Business"), which are included in the Company's 2006 consolidated financial statements. Management did not assess the internal control over financial reporting of the MLIM Business because the acquisition of MLIM occurred on September 29, 2006, which is within one year prior to the date of the consolidated financial statements, as allowable under Securities and Exchange Commission guidelines. MLIM represented approximately 30.1% of total assets at December 31, 2006 and approximately 20.1% of revenues for the year ended December 31, 2006.

Based on this assessment, management concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm has issued a report on management's assessment of the Company's internal control over financial reporting which is contained herein.

March 13, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BlackRock, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that BlackRock, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of the Merrill Lynch Investment Managers business (the "MLIM Business"), which was acquired on September 29, 2006 and whose financial information constitutes approximately 30.1% of total assets and 20.1% of revenue of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting of the MLIM Business. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of a company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition as of December 31, 2006 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended of the Company and our report dated March 13, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

New York, New York
March 13, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BlackRock, Inc.:

We have audited the accompanying consolidated statements of financial condition of BlackRock, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BlackRock, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
March 13, 2007

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar amounts in thousands)	Year ended December 31, 2006	2005
Assets		
Cash and cash equivalents	**$1,160,304**	$484,223
Accounts receivable	**964,366**	310,423
Due from affiliates	**113,184**	29,155
Investments	**2,097,574**	298,668
Intangible assets, net	**5,882,430**	294,168
Goodwill	**5,257,017**	189,814
Separate account assets	**4,299,879**	—
Deferred mutual fund commissions	**177,242**	16,025
Property and equipment, net	**214,784**	129,451
Taxes and other receivables	**124,291**	46,980
Other assets	**178,421**	49,093
Total assets	**$20,469,492**	$1,848,000
Liabilities		
Accrued compensation	**$1,051,273**	$522,637
Accounts payable and accrued liabilities	**753,839**	63,886
Due to affiliates	**243,836**	11,893
Purchase price contingencies	**—**	39,463
Long-term borrowings	**253,167**	253,791
Separate account liabilities	**4,299,879**	—
Deferred taxes	**1,738,670**	—
Other liabilities	**237,856**	24,473
Total liabilities	**8,578,520**	916,143
Minority interest	**1,109,092**	9,614
Stockholders' equity		
Common stock ($0.01 par value, 500,000,000 shares authorized and 117,381,582 shares issued at December 31, 2006)	**1,174**	—
Common stock, class A ($0.01 par value, 250,000,000 shares authorized and 19,975,305 shares issued at December 31, 2005)	**—**	200
Common stock, class B ($0.01 par value, 100,000,000 shares authorized and 45,117,284 shares issued at December 31, 2005)	**—**	453
Series A participating preferred stock ($0.01 par value, 500,000,000 shares authorized and 12,604,918 shares issued at December 31, 2006)	**126**	—
Additional paid-in capital	**9,799,447**	171,090
Retained earnings	**993,821**	806,884
Accumulated other comprehensive income	**44,666**	2,673
Treasury stock, common, at cost (972,685 shares held at December 31, 2006)	**(57,354)**	—
Treasury stock, class A, at cost (285,104 shares held at December 31, 2005)	**—**	(25,248)
Treasury stock, class B, at cost (806,667 shares held at December 31, 2005)	**—**	(33,809)
Total stockholders' equity	**10,781,880**	922,243
Total liabilities, minority interest and stockholders' equity	**$20,469,492**	$1,848,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands, except share data)	2006	2005	2004
		Year ended December 31,	
Revenue			
Investment advisory and administration fees			
Unaffiliated	**$931,422**	$627,573	$385,551
Affiliated	**909,601**	390,799	248,072
Other revenue			
Unaffiliated	**212,450**	156,111	85,010
Affiliated	**44,503**	16,903	6,678
Total revenue	**2,097,976**	1,191,386	725,311
Expense			
Employee compensation and benefits	**945,587**	595,618	391,138
Portfolio administration and servicing costs			
Unaffiliated	**44,942**	40,941	24,203
Affiliated	**120,422**	17,259	18,740
General and administration			
Unaffiliated	**416,642**	171,483	109,471
Affiliated	**26,618**	18,039	8,917
Fee sharing payment	**34,450**	—	—
Amortization of intangible assets	**37,515**	7,505	947
Impairment of intangible assets	**—**	—	6,097
Total expense	**1,626,176**	850,845	559,513
Operating income	**471,800**	340,541	165,798
Non-operating income (expense)			
Investment income	**66,349**	43,138	35,475
Interest expense	**(9,916)**	(7,924)	(835)
Total non-operating income	**56,433**	35,214	34,640
Income before income taxes and minority interest	**528,233**	375,755	200,438
Income tax expense	**189,463**	138,558	52,264
Income before minority interest	**338,770**	237,197	148,174
Minority interest	**16,168**	3,289	5,033
Net income	**$322,602**	$233,908	$143,141
Earnings per share			
Basic	**$4.00**	$3.64	$2.25
Diluted	**$3.87**	$3.50	$2.17
Dividends paid per share	**$1.68**	$1.20	$1.00
Weighted-average shares outstanding			
Basic	**80,638,167**	64,182,766	63,688,955
Diluted	**83,358,394**	66,875,149	65,960,473

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)	2006	2005	2004
		Year ended December 31,	
Net income	**$322,602**	$233,908	$143,141
Other comprehensive income, net of tax:			
Net unrealized gain (loss) from available-for-sale investments	**5,081**	(1,046)	(583)
Minimum pension liability adjustment	**379**	(202)	(177)
Foreign currency translation gain (loss)	**36,533**	(4,333)	(2,987)
Comprehensive income	**$364,595**	$228,327	$145,368

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

(Dollar amounts in thousands)	Common Stock	Common Stock Class A	Common Stock Class B	Participating Preferred Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Common	Treasury Stock Class A	Treasury Stock Class B	Total Stockholders' Equity
January 1, 2004	$—	$192	$461	$—	$186,176	$570,535	$6,027	$—	($45,054)	($5,029)	$713,308
Net income	—	—	—	—	—	143,141	—	—	—	—	143,141
Dividends paid	—	—	—	—	—	(63,660)	—	—	—	—	(63,660)
Conversion of class B common stock to class A common stock	—	—	(6)		(30,966)	—	—	—	30,972	—	—
Issuance of class A common stock	—	—	—	—	(4,653)	—	—	—	25,549	—	20,896
Amortization of discount on issuance of class B common stock	—	—	—	—	5,470	—	—	—	—	—	5,470
Stock based compensation	—	—	—	—	1,157	—	—	—	—	—	1,157
Forfeiture of restricted common stock	—	—	—	—	181	—	—	—	(181)	—	—
Treasury stock purchases	—	—	—	—	—	—	—	—	(28,831)	(28,780)	(57,611)
Tax benefit from stock options exercised	—	—	—	—	3,424	—	—	—	—	—	3,424
Minimum pension liability adjustment	—	—	—	—	—	—	(177)	—	—	—	(177)
Foreign currency translation gain	—	—	—	—	—	—	2,987	—	—	—	2,987
Unrealized loss on investments, net	—	—	—	—	—	—	(583)	—	—	—	(583)
December 31, 2004	—	192	455	—	160,789	650,016	8,254	—	(17,545)	(33,809)	768,352
Net income	—	—	—	—	—	233,908	—	—	—	—	233,908
Dividends paid	—	—	—	—	—	(77,040)	—	—	—	—	(77,040)
Conversion of class B common stock to class A common stock	—	—	(2)	—	(27,393)	—	—	—	27,395	—	—
Issuance of class A common stock	—	8	—	—	24,812	—	—	—	17,618	—	42,438
Amortization of issuance of restricted common stock	—	—	—	—	12,052	—	—	—	—	—	12,052
Stock based compensation	—	—	—	—	1,597	—	—	—	—	—	1,597
Treasury stock transactions	—	—	—	—	(5,734)	—	—	—	(52,716)	—	(58,450)
Tax benefit from stock options exercised	—	—	—	—	4,967	—	—	—	—	—	4,967
Minimum pension liability adjustment	—	—	—	—	—	—	(202)	—	—	—	(202)
Foreign currency translation loss	—	—	—	—	—	—	(4,333)	—	—	—	(4,333)
Unrealized loss on investments, net	—	—	—	—	—	—	(1,046)	—	—	—	(1,046)
December 31, 2005	—	200	453	—	171,090	806,884	2,673	—	(25,248)	(33,809)	922,243
Net income	—	—	—	—	—	322,602	—	—	—	—	322,602
Dividends paid	—	—	—	—	—	(135,665)	—	—	—	—	(135,665)
Conversion of class B common stock to class A common stock	—	—	(2)	—	(14,337)	—	—	—	14,339	—	—
Issuance of common stock to Merrill Lynch	523	—	—	—	7,719,366	—	—	—	—	—	7,719,889
Issuance of series A participating preferred shares to Merrill Lynch	—	—	—	126	1,857,082	—	—	—	—	—	1,857,208
Conversion of class A and B stock to common stock in connection with MLIM Transaction	651	(200)	(451)	—	—	—	—	—	—	—	—
Conversion of treasury stock in connection with MLIM Transaction	—	—	—	—	—	—	—	(52,035)	18,226	33,809	—
Stock based compensation	—	—	—	—	61,361	—	—	—	—	—	61,361
Treasury stock transactions	—	—	—	—	33	—	—	(5,319)	(7,317)	—	(12,603)
Tax benefit from stock options exercised	—	—	—	—	4,852	—	—	—	—	—	4,852
Minimum pension liability adjustment	—	—	—	—	—	—	379	—	—	—	379
Foreign currency translation gain	—	—	—	—	—	—	36,533	—	—	—	36,533
Unrealized gain on investments, net	—	—	—	—	—	—	5,081	—	—		5,081
December 31, 2006	**$1,174**	**$—**	**$—**	**$126**	**$9,799,447**	**$993,821**	**$44,666**	**($57,354)**	**$—**	**$—**	**$10,781,880**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
(Dollar amounts in thousands)	**2006**	2005	2004
Cash flows from operating activities			
Net income	**$322,602**	$233,908	$143,141
Adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	**72,809**	30,902	20,686
Impairment of intangible assets	**—**	—	6,097
Minority interest	**16,168**	3,289	5,033
Stock-based compensation	**136,499**	69,793	96,977
Deferred income taxes	**(42,509)**	18,895	(25,149)
Tax benefit from stock-based compensation	**—**	4,967	3,424
Net unrealized gain on investments	**(7,450)**	(12,871)	(13,636)
Amortization of deferred mutual fund commissions and bond issuance costs	**28,482**	10,349	—
Other adjustments	**(5,441)**	2,839	—
Changes in operating assets and liabilities:			
Increase in accounts receivable	**(8,670)**	(138,868)	(27,040)
(Increase) decrease in due from affiliates	**(75,436)**	(6,614)	13,040
Increase in investments, trading	**(86,637)**	(6,188)	(9,692)
Increase in other assets	**(15,066)**	(52,907)	(4,160)
Increase in accrued compensation	**210,310**	51,236	53,874
Increase in accounts payable and accrued liabilities	**754**	28,010	6,497
Increase (decrease) in due to affiliates	**174,785**	8,261	(37,036)
Increase (decrease) in other liabilities	**(316)**	9,936	(698)
Cash flows from operating activities	**720,884**	254,937	231,358
Cash flows from investing activities			
Purchases of investments	**(212,629)**	(51,579)	(97,636)
Sales of investments	**25,662**	57,681	192,254
Escrow deposits	**—**	(7,700)	—
Sales of real estate held for sale	**—**	112,184	—
Deemed cash contribution upon consolidation of VIE	**—**	—	6,412
Consolidation of sponsored investment funds	**3,889**	—	(68,337)
Deconsolidation of sponsored investment funds	**(1,717)**	—	—
Acquisitions, net of cash acquired and purchase price contingencies	**272,353**	(275,218)	(74)
Purchases of property and equipment	**(83,993)**	(55,154)	(25,592)
Cash flows from investing activities	**3,565**	(219,786)	7,027
Cash flows from financing activities			
Borrowings, net of issuance costs	**—**	395,000	—
Principal repayment of short-term borrowings	**—**	(150,000)	—
Repayment of short-term borrowings	**—**	(111,840)	—
Dividends paid	**(135,665)**	(76,606)	(63,660)
Reissuance of treasury stock	**8,140**	15,141	15,369
Purchase of treasury stock	**(30,973)**	(77,466)	(57,607)
Subscriptions received from minority interest holders, net of redemptions	**68,490**	7,871	12,981
Issuance of common stock	**1,192**	706	—
Excess tax benefit from stock-based compensation	**4,852**	—	—
Other	**(937)**	(7,074)	(6,723)
Cash flows from financing activities	**(84,901)**	(4,268)	(99,640)
Effect of exchange rate changes on cash and cash equivalents	**36,533**	(4,333)	2,987
Net increase in cash and cash equivalents	**676,081**	26,550	141,732
Cash and cash equivalents, beginning of year	**484,223**	457,673	315,941
Cash and cash equivalents, end of year	**$1,160,304**	$484,223	$457,673

See accompanying notes to consolidated financial statements.

(Dollar amounts in thousands, except share data or as otherwise noted)

Business

BlackRock, Inc. (together with its subsidiaries and predecessors, unless the context otherwise indicates, "BlackRock" or the "Company") provides diversified investment management services to institutional clients and to individual investors through various investment vehicles. Investment management services primarily consist of the active management of fixed income, cash management and equity client accounts, the management of a number of open-end and closed-end mutual fund families and other non-U.S. equivalent retail products serving the institutional and retail markets, and the management of alternative funds developed to serve various customer needs. BlackRock also offers risk management, investment system outsourcing and financial advisory services to institutional investors under the *BlackRock Solutions*® brand name.

On September 29, 2006, pursuant to the Transaction Agreement and Plan of Merger (the "Transaction Agreement"), dated as of February 15, 2006, by and among BlackRock (formerly known as New Boise, Inc.), BlackRock Merger Sub., Inc. (formerly known as Boise Merger Sub., Inc., "Merger Sub"), BlackRock Holdco 2, Inc. (formerly known as BlackRock, Inc., "Old BlackRock") and Merrill Lynch & Co., Inc. ("Merrill Lynch"), Merger Sub merged with and into Old BlackRock with Old BlackRock surviving as a wholly-owned subsidiary of BlackRock and Merrill Lynch contributed the entities and assets that constituted its investment management business (the "MLIM Business") to BlackRock via a capital contribution. In exchange for this contribution, BlackRock issued to Merrill Lynch 52,395,082 shares of common stock and 12,604,918 shares of series A non-voting participating preferred shares, representing a 45% voting interest and approximately 49.3% of the fully-diluted capital stock at such date (such transactions, collectively, referred to as the "MLIM Transaction"). Prior to the MLIM Transaction, the Company was owned approximately 69% by The PNC Financial Services Group, Inc. ("PNC"). PNC's ownership was reduced to approximately 34% of the total capital stock as a result of the MLIM Transaction.

In connection with the MLIM Transaction, BlackRock entered into a global distribution agreement with Merrill Lynch. The global distribution agreement provides a framework under which Merrill Lynch will provide portfolio administration and servicing of client investments in certain BlackRock products. Pursuant to the global distribution agreement, among other things: 1) Merrill Lynch has agreed to cause each of its distributors to continue distributing BlackRock products that it distributed as of the date of the Transaction Agreement, on the same economic terms as were in effect as of the date of the Transaction Agreement or as the parties otherwise agree; 2) products introduced by BlackRock to Merrill Lynch for distribution that do not fall within an existing category, type or platform of products distributed by Merrill Lynch will be entitled to the most favorable economic terms offered by BlackRock to other distributors of the same product; and 3) with respect to any Merrill Lynch distributor that does not at the time in question distribute a particular BlackRock product, Merrill Lynch has agreed to, upon BlackRock's request, use all commercially reasonable efforts to obtain distribution of any products by such Merrill Lynch distributor as BlackRock requests on the same terms as provided to such products by Merrill Lynch distributors already distributing the product. See Note 2 for additional information regarding the MLIM Transaction.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with GAAP and include the accounts of the Company, its controlled subsidiaries and other entities consolidated as required by GAAP. All significant accounts and transactions between consolidated entities have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in money market mutual funds, in which the Company is exposed to market and credit risk. Cash and cash equivalent balances which are legally restricted from use by the Company are recorded in other assets on the consolidated statements of financial condition. Cash balances maintained by consolidated investments are not considered legally restricted and are included in cash and cash equivalents on the consolidated statements of financial condition.

Investments

Consolidation

The accounting method used for the Company's equity investments is generally dependent upon the influence the Company has on its investee. For investments where BlackRock can exert control over the financial and operating policies of the investee, which is generally shown through a 50% or greater voting interest, the investee is consolidated into BlackRock's financial statements. For certain investments where the risks and rewards of ownership are not directly linked to voting interests ("variable interest entities"), an investee may be consolidated if BlackRock is considered the primary beneficiary of the investee. The primary beneficiary determination will consider not only BlackRock's equity interest, but the benefits and risks associated with non-equity components of the Company's relationship with the investee, including debt, investment advisory and other similar arrangements, in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(R), *Consolidation of Variable Interest Entities*. The Company, as general partner or managing member, is generally presumed to control investments in partnerships, limited partnerships and certain limited liability companies. Such a presumption can be overcome if other partners or members in the investment have substantive participation or kick-out rights pursuant to Emerging Issues Task Force ("EITF") No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*.

Equity Method

For equity investments where BlackRock does not control the investee, and is not the primary beneficiary of a variable interest entity, but can exert significant influence over the financial and operating policies of the investee, the Company uses the equity method of accounting. Under the equity method of accounting, BlackRock's share of the investee's underlying net income is recorded as non-operating income for investments in funds and as other revenue for operating or advisory company investments since such operating or advisory companies are considered to be integral to BlackRock's core business. Distributions received reduce the Company's investment balance.

Equity Securities Classified as Trading or Available-For-Sale

For equity investments where BlackRock neither controls nor has significant influence over the investee and which are readily marketable, the investments are classified as either trading or available-for-sale securities based upon management's intent in making the investment. Trading securities are those investments which are purchased principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded in non-operating income in the consolidated statements of income during the period of the change. Available-for-sale securities are those securities which are not classified as trading securities. Available-for-sale securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded in the accumulated other comprehensive income component of equity in the period of the change. Upon the disposition of an available-for-sale security, the Company reclassifies the gain or loss on the security from accumulated other comprehensive income to non-operating income on the Company's consolidated financial statements.

Cost Method

For equity investments where BlackRock neither controls nor has significant influence over the investee and which are non-marketable, the investments are accounted for using the cost method of accounting. Under the cost method, dividends received are recorded in non-operating income.

Debt Securities

Debt securities are classified as either held-to-maturity or as available-for-sale based upon management's purpose for making the investment. If the Company has the ability and intent to hold a debt security to its maturity, the security is classified as held-to-maturity and is recorded at its amortized cost in the consolidated statements of financial condition. If the Company does not have the intent to hold the debt security to maturity or is unable to do so, the security is classified as available-for-sale.

Collateralized Debt Obligations

The Company's investments in CDOs are recorded at fair value and the dividend income from these CDOs is accounted for in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Under EITF No. 99-20, dividend income on the Company's CDOs is recorded based upon projected investment yield. Expected future cash flows for the CDO are reviewed periodically and changes in the yield are recorded prospectively. Dividend income for these investments is recorded in non-operating income on the consolidated statements of income.

Consolidated Fund Investments

Occasionally, the Company will acquire a controlling equity interest in a sponsored investment fund. All of the consolidated funds' investments are carried at fair value, with corresponding changes in the securities' fair values reflected in non-operating income in the Company's consolidated statements of income. In the absence of a publicly available market value, fair value for an investment is estimated in good faith by the Company's management based on such factors as the liquidity, financial condition and current and projected operating performance of the investment and, in the case of private investment fund investments, the net asset value as provided by the private investment fund's investment manager which may or may not be BlackRock. When the Company can no longer control these funds due to reduced ownership percentage or other reasons, the funds are deconsolidated and accounted for under another accounting method, as appropriate. In addition, changes in fair value of certain illiquid investments held by these funds, including direct investments in equity or debt securities of privately held companies and certain real estate products are recorded based upon the best information available at the time, considering any significant changes in the operations of the investment. At December 31, 2006, investments in consolidated funds represented $1,515,754 of the Company's total investments of $2,097,574.

Gains and Losses

Realized gains and losses on trading, available-for-sale and other investments are calculated on a specific identification basis and, along with interest and dividend income, are included in non-operating income in the consolidated statements of income.

Impairments

The Company's management periodically assesses impairment on its investments. If circumstances indicate that impairment may exist, investments are evaluated using market values, where available, or the expected future cash flows of the investment. If the undiscounted expected future cash flows are lower than the Company's carrying value of the investment, an impairment charge is recorded to the consolidated statements of income.

When the fair values of trading or available-for-sale securities are lower than their cost or amortized cost values, the Company evaluates the securities to determine whether the impairment is considered other than temporary. In making this determination, the Company considers, among other factors, the length of time the security has been in a loss position, the extent to which the security's market value is less than its cost, the financial condition and near-term prospects of the security's issuer and the Company's ability and intent to hold the security for a length of time sufficient to allow for recovery. If the impairment is considered other than temporary, a charge is recorded to the consolidated statements of income.

The Company reviews its CDO investments for impairment periodically throughout the term of the investment. The Company estimates the fair value of its CDO investments using the present value of future cash flows. If the estimated future cash flows are lower than the previous estimate, an impairment is recognized based on the excess of the carrying amount of the investment over its estimated fair value if the impairment is considered other than temporary.

During the years ended December 31, 2006, 2005 and 2004, the Company recorded impairments of $2,256, $811 and $1,100 to its CDO investments, respectively. There were no impairments of other investments for the years ended December 31, 2006, 2005 and 2004.

Goodwill includes goodwill and assembled workforce. Intangible assets are comprised of indefinite-lived intangible assets and finite-lived intangible assets. The value of contracts to manage assets in proprietary mutual funds is classified as an indefinite-lived intangible asset. The assignment of indefinite lives to proprietary mutual fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage these funds due to the likelihood of continued renewal at little or no cost. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Assembled workforce represents the intangible benefit of a workforce acquired in a business combination and is a component of goodwill on the consolidated statements of financial condition. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, indefinite-lived intangible assets and goodwill are not amortized. Finite-lived management contracts are amortized over their expected useful lives, which, at December 31, 2006, ranged from 2 to 20 years, with a weighted average estimated useful life of 10.1 years.

The Company assesses its indefinite-lived management contracts and goodwill for impairment at least annually, considering factors such as assets under management, product mix, projected cash flows, average fees by product and revenue multiples to determine whether the values of each asset are impaired and whether the indefinite-life classification is still appropriate. The fair value of indefinite-lived intangible assets and goodwill is determined based on the discounted value of expected future cash flows. The fair values of finite-lived intangible assets are reviewed at least annually to determine whether circumstances exist which indicate there may be a potential impairment. If such circumstances are considered to exist, the Company will perform an impairment test, using an undiscounted cash flow analysis. If the asset is determined to be impaired, the difference between the book value of the asset and its current fair value is recognized as an expense in the period in which the impairment is determined.

Deferred Mutual Fund Commissions

In connection with the MLIM Transaction and the SSR acquisition, the Company acquired the rights to receive certain cash flows from sponsored mutual funds without a front-end sales charge ("back-end load shares"). The fair value of these deferred mutual fund commissions were capitalized as part of the respective acquisitions and are being amortized over periods between three and seven years. The Company receives distribution and service fees from certain acquired funds and contingent deferred sales commissions ("CDSCs") upon shareholder redemption of mutual fund shares. Upon receipt of CDSCs, the Company records revenue and the corresponding unamortized deferred commission is expensed.

The Company periodically reviews the carrying value of deferred mutual fund commission assets to determine whether a significant decline in the equity or bond markets or other events or circumstances indicate that an impairment in value may have occurred. If indicators of a potential impairment exists, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such assessments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the assets are adjusted to their estimated fair value. No such impairments were recorded for the years ended December 31, 2006 or 2005.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation generally is recorded using the straight-line method over the estimated useful lives of the various classes of property and equipment. Accelerated methods are used for income tax purposes. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life or the remaining lease term.

Software Costs

BlackRock provides a variety of risk management, investment analytic and investment system services to its customers utilizing proprietary software which is hosted and maintained by BlackRock. The Company follows AICPA Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs of approximately $11,519 and $9,443 have been capitalized for the years ended December 31, 2006 and 2005, respectively, and are being amortized over an estimated useful life of three years.

Separate Account Assets and Liabilities

A wholly-owned subsidiary of the Company is a registered insurance company that maintains certain separate accounts representing segregated funds held for purposes of funding individual and group pension contracts. The separate account assets are not subject to general claims of the creditors of BlackRock. These accounts and the related liabilities are recorded as separate account assets and separate account liabilities on the consolidated statement of financial condition in accordance with the AICPA Audit and Accounting Guide: Life and Health Insurance Entities (the "AICPA Guide").

The net investment income and net realized and unrealized gains and losses attributable to separate account assets supporting individual and group pension contracts accrue directly to the contract owner and are not reported as revenue in the consolidated statements of income. Policy administration and management fees associated with separate account products are included in investment advisory and administration fees in the consolidated statements of income in accordance with the AICPA Guide.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not probable that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. The allowance will result in a charge to the Company's consolidated statements of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

Foreign Exchange

Financial assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the date of the consolidated statements of financial condition. Non-financial assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in accumulated other comprehensive income, a separate component of stockholders' equity on the consolidated statements of financial condition. Gains or losses resulting from foreign currency transactions are included in general and administration expense in the consolidated statements of income.

Stock-based Compensation

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company's stock-based compensation plans generally vest over periods ranging from one to five years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2005 and 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,	
	2005	2004
Net income, as reported	$233,908	$143,141
Add: Stock-based employee compensation expense included in net income, as reported, net of tax	8,458	4,218
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(16,384)	(13,970)
Pro forma net income	$225,982	$133,389
Earnings per share:		
Basic — as reported	$3.64	$2.25
Basic — pro forma	$3.52	$2.09
Diluted — as reported	$3.50	$2.17
Diluted — pro forma	$3.38	$2.02

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment*. This statement is a revision of SFAS No. 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*. The statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the award. The grant-date fair value of employee share options and similar instruments is measured using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Company adopted SFAS No. 123R on January 1, 2006, using the modified-prospective transition approach, with no cumulative effect on net income. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the award. The grant-date fair value of restricted share units is calculated using the Company's share price on the date of grant. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Expense is reduced by the number of awards expected to be forfeited prior to vesting. Forfeiture estimates are generally derived using historical forfeiture information, where available, and are reviewed for reasonableness at least annually.

Awards under the Company's stock-based compensation plans vest over periods ranging from one to five years. The adoption of SFAS No. 123R reduced 2006 pre-tax net income and net income by approximately $12,556 and $7,911, respectively, and affected earnings per share by approximately $0.10 per basic share and $0.09 per diluted share. The impact of the adoption of SFAS No. 123R was immaterial to the Company's consolidated statement of cash flows.

Leases

The Company accounts for its operating leases in accordance with SFAS No. 13, *Accounting for Leases*. The Company generally expenses the lease payments associated with operating leases through the lease term (including rent-free periods), beginning on the date the Company takes possession of the leased space.

Treasury Stock

The Company records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Revenue Recognition

Investment advisory and administration fees are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM") or, in the case of certain real estate clients, net operating income generated by the underlying properties, and are affected by changes in AUM, including market appreciation or depreciation and net subscriptions or redemptions. Investment advisory and administration fees for mutual funds are shown net of fees waived pursuant to expense limitations. Certain real estate fees are earned upon the acquisition or disposition of properties in accordance with applicable investment management agreements and are generally recognized at the closing of the respective real estate transactions.

The Company contracts with third parties for various mutual fund administration and shareholder servicing to be performed on behalf of certain funds managed by BlackRock. Such arrangements are generally priced at a portion of the Company's management fee paid by the fund. In certain cases, the fund takes on the primary responsibility for payment for services such that BlackRock bears no credit risk to the third party ("retrocessions"). The Company accounts for retrocessions in accordance with EITF No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and has recorded its retrocession contracts net of management fees earned because management believes that the Company is not the primary obligor of the arrangement, does not perform part of the service, is not primarily responsible for fulfillment and has no credit risk. Retrocessions for the year ended December 31, 2006 amounted to $156,014 and were included in investment advisory and administration fees on the 2006 consolidated statement of income. The Company did not enter into any retrocession arrangements in 2005 or 2004.

The Company also receives performance fees or an incentive allocation from alternative investment products and certain separate accounts. These performance fees are generally earned upon exceeding specified investment return thresholds. Such fees are recorded upon completion of the measurement period. For the years ended December 31, 2006, 2005 and 2004, performance fee revenue totaled $242,282, $167,994 and $41,606, respectively.

BlackRock provides a variety of risk management, investment analytic and investment system services to insurance companies, finance companies, pension funds, asset managers, foundations, consultants, mutual fund sponsors, real estate investment trusts ("REITs"), commercial and mortgage banks, savings institutions and government agencies. These services are provided under the brand name *BlackRock Solutions®* and include a wide array of risk management services and enterprise investment system outsourcing to clients. Fees earned for *BlackRock Solutions* services are based on pre-determined percentages of the market value of assets subject to the services, on fixed monthly or quarterly payments or upon attainment of certain pre-defined milestones. Certain client accounts also may be subject to performance fees at the client's discretion. The fees earned for risk management, investment analytic and investment system services are recorded as earned in other revenue on the consolidated statements of income.

Portfolio Administration and Servicing Costs

Portfolio administration and servicing costs include payments to third parties, including Merrill Lynch and PNC, primarily associated with the administration and servicing of client investments in certain BlackRock products. Portfolio administration and servicing costs are expensed when incurred.

Earnings per Share

Basic earnings per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing net income by the total weighted average number of shares of common stock and common stock equivalents outstanding during the period. Diluted earnings per common share are computed using the treasury stock method.

Due to the similarities in terms between BlackRock series A non-voting participating preferred stock issued to Merrill Lynch in the MLIM Transaction and the Company's common stock, the Company considers the series A non-voting participating preferred stock to be common stock for purposes of earnings per share calculations.

Business Segments

The Company's management directs BlackRock's operations as one business, the asset management business. As such, the Company believes it operates in one business segment as defined in SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*.

Disclosure of Fair Value

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of estimated fair values of certain financial instruments, both on and off the balance sheet. The methods and assumptions are set forth below:

- Cash and cash equivalents, receivables, other assets, accounts payable and accrued liabilities are carried at cost which approximates fair value due to their short maturities.
- The fair value of readily marketable investments is based on quoted market prices. If securities are not readily marketable, fair values are determined by the Company's management. At December 31, 2006, the carrying value of investments approximates their fair value.
- At December 31, 2006, the estimated fair value of the Company's $250,000 aggregate principal amount of debentures is $372,813.

Derivative Instruments and Hedging Activities

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial condition and to measure those investments at fair value.

The Company uses derivative financial instruments primarily for purposes of hedging (a) exposures to fluctuations in foreign currency exchange rates of its assets and liabilities and (b) market exposures for certain investments. Derivative financial instruments are not entered into for trading or speculative purposes. Certain consolidated funds may invest in derivatives as a part of their investment strategy. Changes in the fair value of the Company's derivative financial instruments are recognized in current earnings, and, where applicable, offset by the corresponding gain or loss on the related foreign denominated assets or liabilities, in the consolidated statements of income.

Reclassifications

Certain items previously reported have been reclassified to conform to the current year presentation.

Recent Accounting Developments

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"). EITF 04-5 presumes that a general partner controls a limited partnership (including certain limited liability companies), and should therefore consolidate a limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance in EITF 04-5 was effective immediately for all newly formed partnerships and any modified limited partnership agreements. The guidance was effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005. The adoption of EITF 04-5 on January 1, 2006 had no impact on the Company's consolidated financial statements. Subsequent to the MLIM Transaction, certain investments were consolidated under the provisions of EITF 04-5.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1/124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, which provides guidance for determining when impairment charges should be taken on certain debt and equity securities. FSP FAS 115-1/124-1 requires that debt and equity securities subject to the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and equity securities subject to the provisions of APB No. 18, *The Equity Method of Accounting for Investments in Common Stock*, but which are not accounted for under the equity method (i.e., securities accounted for under the cost method) shall be reviewed for impairment when circumstances warrant. For securities subject to SFAS No. 115, a review for other-than-temporary impairments shall occur in each accounting period where the fair value of the security is less than its cost. For securities subject to APB No. 18, a review for other-than-temporary impairments shall occur in each accounting period where a) circumstances indicate that impairment may exist and b) the fair value of the security is less than its carrying value. The provisions of the FSP were required to be applied to reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1/124-1 on January 1, 2006 had no material impact on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133 and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The Statement provides, among other things, that:

- For embedded derivatives which would otherwise be required to be bifurcated from their host contracts and accounted for at fair value in accordance with SFAS No. 133, an irrevocable election may be made on an instrument-by-instrument basis, to be measured as a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings.
- Concentrations of credit risk in the form of subordination are not considered embedded derivatives.

SFAS No. 155 is effective for all financial instruments acquired, issued or subject to remeasurement after the beginning of an entity's first fiscal year that begins after September 15, 2006. Upon adoption, differences between the total carrying amount of the individual components of an existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative effect adjustment to beginning retained earnings. Prior periods should not be restated. The Company adopted SFAS No. 155 on January 1, 2007 and the impact of adoption is not expected to be material to its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes and Related Implementation Issues*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective as of the beginning of fiscal years that begin after December 15, 2006. The Company is reviewing the impact of adopting FIN No. 48 but does not anticipate that the impact will be material to its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category (which are unobservable and require significant management judgment), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company is currently evaluating the impact adoption will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. The statement also requires actuarial valuations to be performed as of the balance sheet date. The balance sheet recognition provisions of SFAS No. 158 were effective for fiscal years ending after December 15, 2006. The valuation date provisions are effective for fiscal years ending after December 15, 2007. The Company adopted SFAS No. 158 on December 31, 2006 and the impact of adoption was not material to its consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for the first annual period ending after November 15, 2006 with early application encouraged. The Company adopted the provisions of SAB 108 on December 31, 2006 and the impact of adoption was not material to its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure eligible financial instruments at fair value. The unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings. The decision to elect the fair value options is determined on an instrument by instrument basis, it should be applied to an entire instrument, and it is irrevocable. Assets and liabilities measured at fair value pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using another measurement attribute. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently analyzing the potential impact of adoption of SFAS No. 159 to its consolidated financial statements.

2. MERGERS AND ACQUISITIONS

Merrill Lynch Investment Managers

On September 29, 2006, the Company completed the MLIM Transaction and issued 52,395,082 shares of BlackRock common stock and 12,604,918 of series A non-voting participating preferred stock to Merrill Lynch in consideration for the MLIM Business. Total consideration issued to Merrill Lynch was $9,083,928, net of cash acquired, including capitalized transaction costs. The acquisition of the MLIM Business added to BlackRock's existing investment management capabilities for retail and institutional investors through proprietary and third-party distribution channels globally. The investment management capabilities of the acquired MLIM Business include equity, fixed income, cash management, index, enhanced index, balanced and alternative investments, which are offered through vehicles such as mutual funds, non-registered investment management vehicles, privately managed accounts and retail and institutional separate accounts with approximately $589.2 billion in AUM at September 29, 2006. The combined company is one of the world's largest asset management firms with approximately $1.125 trillion in AUM at December 31, 2006, providing a full range of equity, fixed income, cash management and alternative investment products, with strong representation in both retail and institutional channels, in the U.S. and non-U.S. markets. In completing this transaction, the Company expects, among other things, increased opportunities for growth as the result of broad investment and risk management capabilities and global scale; increased retail presence in the United States and a stronger reputation in Europe and Asia; and new opportunities for distributing BlackRock investment management products through access to Merrill Lynch's distribution network. The Company's consolidated financial statements include the accounts of the MLIM Business subsequent to September 29, 2006.

In connection with the MLIM Transaction, Merrill Lynch and PNC have each entered into stockholder agreements with BlackRock. As of September 30 and December 31, 2006, Merrill Lynch's ownership represented approximately 45% of the voting interest in BlackRock and approximately 49.3%

of total capital stock outstanding on a fully diluted basis. Pursuant to the terms of the stockholder agreement, Merrill Lynch is restricted from owning more than 49.8% of the fully diluted capital stock of BlackRock. PNC, which owned approximately 69% of BlackRock's total capital stock prior to the MLIM Transaction, owned approximately 34% of the total outstanding capital stock as of September 30, 2006 and December 31, 2006. Pursuant to the terms of the stockholder agreement, PNC is generally restricted from owning more than the greater of 35% of the capital stock of BlackRock or the percentage ownership it held immediately following closing of the MLIM Transaction, except in the case where an increase in PNC's percentage ownership is due to a BlackRock share buyback, in which case PNC is permitted to own no more than 40% of the Company's outstanding capital stock.

In addition to the ownership restrictions described above, the stockholder agreements include the following additional provisions, among others:

- Both Merrill Lynch and PNC are generally restricted from purchasing additional shares of BlackRock common stock if it would result in either exceeding their respective ownership cap;
- Merrill Lynch is restricted from transferring any common stock or the series A non-voting participating preferred stock for a period of three years without the prior consent of BlackRock;
- PNC, and Merrill Lynch after the third anniversary of the closing of the MLIM Transaction, are subject to additional transfer restrictions designed to ensure that no party acquires a significant holding of voting stock;
- Merrill Lynch and PNC are required to vote their shares in accordance with the BlackRock Board of Directors' recommendations to the extent consistent with the provisions of the stockholder agreements; and
- Certain fundamental transactions may not be entered into without prior approval of all of the independent directors then in office, or at least two-thirds of the directors then in office. Additionally, BlackRock may not enter into certain key transactions without prior approval of Merrill Lynch and PNC.

The series A non-voting participating preferred stock:

- Except as otherwise provided by applicable law, is non-voting;
- Participates in dividends on common stock on an equal basis as the common stock;
- Grants the holder the right to receive dividends in common stock (subject to applicable ownership restrictions) or in cash;
- Benefits from a liquidation preference of $0.01 per share; and
- Is mandatorily convertible to BlackRock common stock upon transfer to an unrelated party.

In connection with the approval of the Transaction Agreement, the Company adopted a dividend policy establishing a targeted payout ratio of 40% of historical net income, with all subsequent quarterly dividend declarations under such policy remaining subject to the Board of Directors' discretion. The PNC stockholder agreement refers to the board's resolution adopting the policy, including its resolution to not revise the dividend payout ratio downward except in furtherance of its board's fiduciary duties or other prudent financial considerations.

In addition, Merrill Lynch has agreed that it will provide reimbursement to BlackRock for employee incentive awards issued to former MLIM employees who became BlackRock employees subsequent to the MLIM Transaction. Reimbursements will amount to 50% of the total amount of awards to former MLIM employees between $100,000 and $200,000. The Company is entitled to invoice Merrill Lynch following its determination of the portion of awards entitled to reimbursement for a given calendar year. By January 2007, the Company had issued total eligible incentive compensation to qualified employees in excess of $200,000 per year and intends to seek reimbursement from Merrill Lynch for an appropriate portion of these awards. Contributions made by Merrill Lynch will be recorded as capital contributions when received.

The MLIM Transaction was accounted for under the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations*. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the transaction. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as goodwill. The value of the consideration paid for the net assets acquired was determined using the average closing price of BlackRock's common stock two days before, the day of and two days after the MLIM Transaction announcement date of February 15, 2006 in accordance with EITF No. 99-12, *Determination of the Market Price of Acquirer Securities Issued in a Purchase Business Combination*. Both the common stock and the series A non-voting participating preferred stock were valued at a price of $147.34 per share since both classes of stock participate equally in dividends and have transfer restrictions.

A summary of the recorded fair values of the assets acquired and liabilities assumed in this acquisition and subsequent adjustments is as follows:

	Original estimate of fair value	Purchase price adjustments	Adjusted estimate of fair value
Accounts receivable	$645,273	$—	$645,273
Investments	1,256,476	6,103	1,262,579
Property and equipment	40,138	(3,507)	36,631
Deferred mutual fund commissions	188,464	27	188,491
Other assets	144,977	(2,589)	142,388
Separate account assets	4,212,311	—	4,212,311
Finite-life intangible management contracts	1,082,720	52,380	1,135,100
Indefinite-life intangible management contracts	4,498,200	(20,800)	4,477,400
Goodwill	3,266,702	1,755,256	5,021,958
Liabilities assumed	(6,093,923)	50,947	(6,042,976)
Deferred tax liabilities	(15,755)	(1,808,439)	(1,824,194)
Payable to Merrill Lynch	(141,922)	(29,111)	(171,033)
Total purchase price, including acquisition costs	$9,083,661	$267	$9,083,928
Summary of consideration, net of cash acquired:			
Capital stock, at fair value	$9,577,100	$—	$9,577,100
Cash acquired	(519,761)	—	(519,761)
Other capitalized transaction costs	26,322	267	26,589
Total consideration	$9,083,661	$267	$9,083,928

The fair values of the assets acquired and liabilities assumed in the MLIM Transaction were estimated by management considering, among other things, the assistance of an independent third party valuation firm. The Company utilized an income approach to valuing the acquired intangible management contracts of MLIM, including mutual funds and separate accounts, which requires a projection of revenues, based in part upon estimates of AUM growth and client attrition, and expenses both specifically attributable to the intangible assets. The discounted cash flow method was then applied to the potential income streams. The value of the intangible asset was taken as the present value of the after-tax cash flows attributable to the asset.

Generally, acquired management contracts of mutual funds are considered indefinite-lived intangible assets, while acquired management contracts of separate accounts and funds with fixed terms are considered finite-lived. Remaining economic useful life of finite-lived intangible management contracts were based upon historical and projected client turnover.

Approximately $26,589 of direct costs were capitalized in conjunction with the MLIM Transaction, primarily representing $20,000 of financial advisory fees and approximately $6,589 in legal and other professional fees. Certain capitalized costs have been estimated as of December 31, 2006 and are subject to adjustment. Finite-lived intangible management contracts have an original weighted average estimated useful life of 10.1 years.

Approximately $107,000 of the goodwill generated from the MLIM Transaction is deductible for tax purposes.

The allocation of the purchase price is preliminary and subject to adjustment. The following purchase price adjustments were recorded in the fourth quarter of 2006:

- Certain investments were revalued during the fourth quarter using September 30, 2006 information, which was not available at the date of acquisition.
- Finite-lived and indefinite-lived intangible assets were initially valued using June 30, 2006 AUM and other assumptions. These intangible assets were revalued during the fourth quarter using September 30, 2006 AUM.
- As of September 30, 2006, the Company had not decided upon its tax structure and did not have sufficient information to determine the amount of deferred taxes (if any).

Deferred taxes, property and equipment, other assets, accounts payable and accrued liabilities have been stated at preliminary estimates of fair value. These fair values are subject to adjustment based upon management's subsequent receipt of additional information but are not expected to be material.

The Company expects to be completed with its fair value estimates as of September 30, 2006 in the above areas by September 30, 2007.

The following unaudited pro forma combined financial information does not purport to be indicative of actual financial position or results of BlackRock's operations had the MLIM Transaction actually been consummated at the beginning of each period presented. Certain one-time charges have been eliminated. The pro forma combined provision for income taxes may not represent the amount that would have resulted had BlackRock and MLIM filed consolidated income tax returns during the year presented. Management expects to realize net operating synergies from this transaction. The pro forma combined financial information does not reflect the potential impact of these synergies.

(in millions, except per share data)	**2006**	2005
Total revenue	**$3,772**	$2,869
Operating income	**$1,193**	$711
Net income	**$782**	$530
Earnings per share:		
Basic	**$6.06**	$4.10
Diluted	**$5.93**	$3.99

BlackRock results included $141,932 of MLIM integration costs during the year ended December 31, 2006. For purposes of the pro forma financial information above, these costs have been removed.

Nomura BlackRock Asset Management

On September 29, 2006, BlackRock acquired the 50% interest in Nomura BlackRock Asset Management Co., Ltd. ("NBAM") that was held by its joint venture partner, Nomura Asset Managers ("Nomura"), for a purchase price of five billion Japanese yen (approximately $42,408), subject to certain adjustment provisions. Prior to the NBAM transaction, NBAM was consolidated in the Company's financial statements under FIN No. 46R, *Variable Interest Entities*, as a result of the preferential payments received by a BlackRock subsidiary which resulted in BlackRock being considered the primary beneficiary of NBAM.

The Company accounted for its acquisition of NBAM using step acquisition accounting in accordance with SFAS No. 141, resulting in a partial step-up in the book basis of the assets of NBAM to fair value. As a result of the acquisition, the Company recorded finite-lived intangible assets of $13,100 with an amortizable life of nine years and goodwill of approximately $27,725. Goodwill has not been allocated to reporting units since management believes that the Company operates in one reporting unit, with the exception of its registered broker-dealer subsidiary.

SSRM Holdings, Inc.

On January 31, 2005, the Company closed the acquisition of SSR, the holding company of State Street Research & Management Company ("SSRMC") and SSR Realty Advisors, Inc. (renamed BlackRock Realty Advisors, Inc., "Realty"), from MetLife, Inc. ("MetLife") for an adjusted purchase price of $265,089 in cash and 550,000 shares of BlackRock restricted common stock. SSR, through its subsidiaries, actively managed approximately $49.7 billion in stock, bond, balanced and real estate portfolios for both institutional and individual investors at January 31, 2005. SSR's results have been included in the Company's results since February 1, 2005. MetLife is precluded from selling the BlackRock shares received in the SSR acquisitions until the third anniversary of the closing, except in limited circumstances.

Pursuant to the terms of the stock purchase agreement for the SSR transaction an additional payment was made to MetLife in the amount of $50,000 based on the Company achieving specified retention levels of AUM and run-rate revenue for the year ended January 31, 2006. This amount was paid in the second quarter of 2006.

In addition, the stock purchase agreement provides for two other contingent payments. MetLife is to receive 32.5% of performance fees earned, as of March 31, 2006, from a certain large institutional real estate client. In the first quarter of 2006, the Company incurred a fee sharing expense of $34,450 related to this arrangement. Such amount, net of other settlements of $9,477 related to the SSR acquisition, was subject to review by MetLife and had not been paid as of December 31, 2006. In addition, on the fifth anniversary of the closing of the SSR acquisition, MetLife could receive an additional payment up to a maximum of $10,000 based on the Company's retained AUM associated with the MetLife defined benefit and defined contribution plans.

The Company's consolidated financial statements include the accounts of SSR subsequent to January 31, 2005.

As of December 31, 2006 and December 31, 2005, BlackRock had total investments of $2,097,574 and $298,668, respectively. Of the total investments at December 31, 2006, $158,442 were classified as available-for-sale investments, $472,483 were classified as trading investments and $1,466,649 were classified as other investments, which included equity and cost method investments and certain consolidated private equity funds.

A summary of the cost and carrying value of investments classified as available-for-sale, is as follows:

		Gross unrealized		Carrying
December 31, 2006	Cost	Gains	Losses	value
Total available-for-sale investments:				
Commingled investments	**$118,147**	**$8,085**	**($583)**	**$125,649**
Collateralized debt obligations	**27,496**	**1,866**	**—**	**29,362**
Other	**3,312**	**119**	**—**	**3,431**
Total available-for-sale investments	**$148,955**	**$10,070**	**($583)**	**$158,442**
December 31, 2005				
Total available-for-sale investments:				
Collateralized debt obligations	$24,944	$773	$—	$25,717
Commingled investments	4,442	20	(153)	4,309
Total available-for-sale investments	$29,386	$793	($153)	$30,026

The Company has reviewed the gross unrealized losses of $583 as of December 31, 2006, of which $496 had been in a loss position for less than 12 months, and determined that these losses were not other than temporary, primarily because the Company has the ability and intent to hold the securities for a period of time sufficient to recover such losses.

During the years ended December 31, 2006, 2005 and 2004, the Company recorded impairments of $2,256, $811 and $1,100 to its CDO investments, respectively.

A summary of the cost and carrying value of trading and other investments is as follows:

December 31, 2006	Cost	Carrying value
Trading investments:		
Equity securities	**$139,874**	**$155,930**
Municipal debt securities	**154,015**	**154,510**
Commingled investments	**137,505**	**148,387**
Corporate notes and bonds	**13,779**	**13,656**
Total trading investments	**445,173**	**472,483**
Other investments:		
Other fund investments	**1,428,617**	**1,448,503**
Deferred compensation plans	**14,074**	**18,146**
Total other investments	**1,442,691**	**1,466,649**
Total trading and other investments	**$1,887,864**	**$1,939,132**
December 31, 2005		
Trading investments:		
Commingled investments	$19,699	$22,319
Equity securities	15,964	18,425
Mortgage-backed securities	13,345	13,069
Corporate notes and bonds	8,146	7,946
Municipal debt securities	119	123
Total trading investments	57,273	61,882
Other investments:		
Other fund investments	167,593	181,292
Deferred compensation plans	20,976	24,495
Other	193	973
Total other investments	188,762	206,760
Total trading and other investments	$246,035	$268,642

Included in other investments is $27,127 of investments accounted for using the cost method. FSP FAS 115-1/124-1 requires that a company review cost method investments for other-than-temporary impairment whenever management estimates a fair value for such investments or when events or changes in circumstances have occurred that may have a significant adverse effect on the fair value of the investment. At December 31, 2006, management reviewed $24,247 in carrying value of cost basis investments, with an estimated aggregate fair value of $26,647, and found no impairments to exist.

In addition, $2,880 in cost basis investments were not reviewed for other-than-temporary impairment because management concluded that no events had occurred that indicated a potentially significant adverse impact on the fair value of the investment.

The carrying value of investments in trading debt securities by contractual maturity at December 31, 2006, is as follows:

Maturity date	Carrying value
<1 year	**$776**
1–5 years	**7,989**
5–10 years	**2,772**
After 10 years	**156,629**
Total	**$168,166**

In connection with the MLIM Transaction, the Company acquired a fund investing primarily in municipal debt securities, which is consolidated in the Company's financial statements at December 31, 2006. The fair value of these debt securities at December 31, 2006 was $154,390 and all of the fund's securities mature in greater than 10 years. In addition, the fund had approximately $17,800 in unsettled sales, approximately $148,565 of purchase obligations and unsettled purchases, which were recorded in other assets and other liabilities, respectively, on the consolidated statement of financial condition at December 31, 2006.

A summary of sale activity in the Company's available-for-sale securities during the years ended December 31, 2006, 2005 and 2004 is shown below. Cost basis for sales of securities is determined on a specific identification basis.

	Year ended December 31,		
	2006	2005	2004
Sales proceeds	**$6,682**	$15,126	$177,022
Net realized gain:			
Gross realized gains	**$1,428**	$629	$1,737
Gross realized losses	**—**	(13)	(1,139)
Net realized gain	**$1,428**	$616	$598

The Company consolidates certain entities acquired in connection with the MLIM Transaction. At December 31, 2006, the following balances, related to these entities, were included in the 2006 consolidated statement of financial condition:

	December 31, 2006
Cash and cash equivalents	**$90,919**
Investments	**1,515,754**
Other liabilities, net	**(127,266)**
Minority interest	**(1,109,092)**
Total consolidated net assets	**$370,315**

Total consolidated net assets of $370,315 represent the fair value of the Company's ownership interest in these funds. Valuation changes associated with these investments are reflected in non-operating income and minority interest and may result in volatility in the Company's net income.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated useful life — in years	December 31, 2006	December 31, 2005
Property and equipment, net:			
Land	N/A	**$4,356**	$3,564
Building	39	**16,972**	16,972
Building improvements	15	**12,030**	10,861
Leasehold improvements	1-13	**112,926**	71,654
Equipment and computer software	3-5	**184,706**	122,759
Furniture and fixtures	7	**39,072**	27,071
Construction in progress	N/A	**4,555**	294
Gross property and equipment		**374,617**	253,175
Less: accumulated depreciation		**159,833**	123,724
Property and equipment, net		**$214,784**	$129,451

N/A — Not applicable

Depreciation expense was $35,291, $23,397 and $19,739 for the years ended December 31, 2006, 2005 and 2004, respectively.

5. OTHER REVENUE

Other revenue consists of the following:

	Year ended December 31,		
	2006	2005	2004
Other revenue:			
BlackRock Solutions	**$126,350**	$111,526	$80,541
12b-1 fees	**35,903**	11,333	—
Real estate property management fees	**32,056**	32,294	—
Fund accounting services	**12,579**	—	—
Investment accounting	**12,036**	7,969	6,002
Other	**38,029**	9,892	5,145
Total other revenue	**$256,953**	$173,014	$91,688

Real estate property management fees for the years ended December 31, 2006 and 2005 include reimbursements of the cost of compensation and benefits related to certain Realty employees. The related compensation and benefits of these employees are included in the Company's employee compensation and benefits expense in the consolidated statements of income.

6. DERIVATIVE INSTRUMENTS

The Company may, at times, consolidate certain funds which utilize derivative instruments as a part of the fund's investment strategy. Such derivatives are not material to the Company's consolidated financial statements.

By using derivative financial instruments, the Company exposes itself to market risk. Market risk from forward foreign currency exchange contracts is the effect on the value of a financial instrument that results from a change in currency exchange rates. The Company manages exposure to market risk associated with foreign currency exchange contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

7. GOODWILL

In connection with the MLIM Transaction on September 29, 2006 (see Note 2), the Company estimated the fair value of the assets acquired and the liabilities assumed in accordance with SFAS No. 141, *Business Combinations*. The excess of purchase price over the fair value of the net assets acquired in the MLIM Transaction, amounting to $5,021,958, was recorded as goodwill.

In connection with the NBAM transaction on September 29, 2006 (see further discussion in Note 2), the Company estimated the fair value of the assets acquired and the liabilities assumed in accordance with SFAS No. 141. The excess of purchase price over the fair value of the net assets acquired in the transaction, amounting to $27,725, was recorded as goodwill.

As a part of the SSR transaction in January 2005, the Company acquired BlackRock Realty Advisors, Inc. (formerly SSR Realty, Inc., or "Realty"), which had a management agreement with MetLife whereby Realty acted as sub-advisor of the Tower Fund ("Tower"), an open-ended commingled insurance company real estate separate account sponsored and managed by MetLife. On September 30, 2006, the Company completed a transfer of substantially all the assets, liabilities and investors of Tower to a REIT structured, sponsored and managed by Realty whereby BlackRock can manage the fund directly. In order to effectuate the transfer, Realty incurred $10,225 in transfer taxes, legal costs and other costs, which were capitalized as part of the purchase price upon completing the conversion.

Intangible assets at December 31, 2006 and 2005 consist of the following:

	Weighted-average estimated useful life	December 31, 2006		
		Gross carrying amount	Accumulated amortization	Net carrying amount
Indefinite-lived intangible assets:				
Acquired management contracts:				
Mutual funds	N/A	**$4,461,290**	**$—**	**$4, 461,290**
Alternative investment products	N/A	**250,442**	**—**	**250,442**
Total indefinite-lived intangible assets		**4,711,732**	**—**	**4,711,732**
Finite-lived intangible assets:				
Acquired management contracts:				
Institutional	9.7	**832,500**	**32,118**	**800,382**
Retail	11.0	**348,200**	**8,000**	**340,200**
Other	11.1	**38,740**	**8,624**	**30,116**
Total finite-lived intangible assets	10.1	**1,219,440**	**48,742**	**1,170,698**
Total intangible assets		**$5,931,172**	**$48,742**	**$5,882,430**

	Weighted-average estimated useful life	December 31, 2005		
		Gross carrying amount	Accumulated amortization	Net carrying amount
Indefinite-lived intangible assets:				
Acquired management contracts:				
Mutual funds	N/A	$189,910	$—	$189,910
Alternative investment products	N/A	44,242	—	44,242
Total indefinite-lived intangible assets		234,152	—	234,152
Finite-lived intangible assets:				
Acquired management contracts:				
Institutional	9.1	48,300	5,538	42,762
Other	13.4	22,940	5,686	17,254
Total finite-lived intangible assets	10.5	71,240	11,224	60,016
Total intangible assets		$305,392	$11,224	$294,168

N/A — Not applicable

Finite-Lived Acquired Management Contracts

On May 15, 2000, BlackRock entered into a contract in connection with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc. ("Anthracite"), a BlackRock managed REIT. This agreement assigns the managerial rights and duties of CORE Cap, Inc.'s former manager to BlackRock for consideration in the amount of $12,500 to be paid by BlackRock over a ten-year period. The present value of the acquired contract using an imputed interest rate of 10%, the prevailing interest rate on the date of acquisition, was $8,040 on May 15, 2000. This amount was recorded as an intangible asset and is being amortized on a straight-line basis over ten years. At December 31, 2006, the unamortized balance on this management contract was $2,713. The Company's remaining liability of $3,170 is included in long-term debt on the consolidated statements of financial condition. The Company's remaining cash obligation at December 31, 2006 is approximately $1,000 per year for the next four years. If Anthracite's management contract is terminated, not renewed or not extended for any reason other than cause, Anthracite would remit to the Company all future payments due under this obligation.

In January 2005, the Company acquired $63,200 in finite-life management contracts from MetLife, consisting of $48,300 in contracts with institutional separate accounts, $8,700 in contracts with real estate equity funds and $6,200 in contracts with CDOs. The useful lives of finite-life acquired management contracts range from 5 to 20 years.

On September 29, 2006, in conjunction with the MLIM Transaction, the Company acquired finite-life management contracts valued at $1,135,100, consisting primarily of $771,100 of contracts with institutional separate accounts, $348,200 of contracts with retail separate accounts, $11,200 of private equity accounts and $4,600 in trade name intangibles. The weighted-average estimated useful life of these finite-life management contracts is approximately 10.1 years.

On September 29, 2006, in conjunction with the MLIM transaction, the Company acquired $13,100 of finite-life management contracts, consisting primarily of institutional fixed income accounts. The weighted-average useful life of these finite-life management contracts is approximately nine years.

Future expected amortization expense for intangible assets for each of the five succeeding years is as follows:

2007	$124,267
2008	$123,727
2009	$122,008
2010	$120,937
2011	$117,620

Indefinite-Lived Acquired Management Contracts

On September 29, 2006, in conjunction with the MLIM Transaction, the Company acquired indefinite-life management contracts valued at $4,477,400, consisting of accounts for 100% of $4,271,200 of retail mutual funds and $206,200 of alternative investment products.

In January 2005, the Company acquired $229,200 in indefinite-life management contracts from MetLife, consisting of $187,800 in contracts with mutual funds and $41,400 in contracts with alternative investment funds.

9. BORROWINGS

In February 2005, the Company issued $250,000 aggregate principal amount of convertible debentures (the "Debentures"), due in 2035 and bearing interest at a rate of 2.625% per annum. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, and commenced August 15, 2005. The Company used a portion of the net proceeds from this issuance to retire a $150,000 bridge promissory note, the proceeds of which were used to fund a portion of the purchase price for the SSR acquisition.

Prior to February 15, 2009, the Debentures may be convertible at the option of the holder at a December 31, 2006 conversion rate of 9.762 shares of common stock per $1 principal amount of Debentures under certain circumstances. The Debentures will be convertible into cash and, in some situations as described below, additional shares of the Company's common stock, if during the five business day period after any five consecutive trading day period in which the trading price per Debenture for each day of such period is less than 103% of the product of the last reported sales price of BlackRock's common stock and the conversion rate of the Debentures on each such day or upon the occurrence of certain other corporate events, such as a distribution to the holders of BlackRock common stock of certain rights, assets or debt securities, if the Company becomes party to a merger, consolidation or transfer of all or substantially all of its assets or a change of control of the Company. On and after February 15, 2009, the Debentures will be convertible into cash at any time prior to maturity at the option of the holder and, in some situations as described below, additional shares of the Company's common stock at the above initial conversion rate, subject to adjustments.

At the time the Debentures are tendered for conversion, for each $1 principal amount of Debentures converted, a holder shall be entitled to receive cash and shares of BlackRock common stock, if any, the aggregate value of which (the "conversion value") will be determined by multiplying the applicable conversion rate by the average of the daily volume weighted average price of BlackRock common stock for each of the ten consecutive trading days beginning on the second trading day immediately following the day the Debentures are tendered for conversion (the "ten day weighted average price"). The Company will deliver the conversion value to holders as follows: (1) an amount in cash (the "principal return") equal to the lesser of (a) the aggregate conversion value of the Debentures to be converted and (b) the aggregate principal amount of the Debentures to be converted, and (2) if the aggregate conversion value of the Debentures to be converted is greater than the principal return, an amount in shares (the "net shares"), determined as set forth below, equal to such aggregate conversion value less the principal return (the "net share amount"). The number of net shares to be paid will be determined by dividing the net share amount by the ten-day weighted average price. In lieu of delivering fractional shares, the Company will deliver cash based on the ten-day weighted average price.

The conversion rate for the Debentures is subject to adjustments upon the occurrence of certain corporate events, such as a change of control of the Company, each payment of quarterly dividends greater than $0.30 per share, the issuance of certain rights or warrants to holders of, or subdivisions on, BlackRock's common stock, a distribution of assets or indebtedness to holders of BlackRock common stock or a tender offer on the common stock. The conversion rate adjustments vary depending upon the specific corporate event necessitating the adjustment and serve to ensure that any economic gains realized by the Company's stockholders are shared with the holders of the Debentures. The initial conversion rate of 9.7282 was determined by the underwriters based on market conditions and has been subsequently revised in 2006 to 9.754 as a result of dividends paid by the Company that were in excess of $0.30 per share.

If the effective date or anticipated effective date of certain transactions that constitute a change of control occurs on or prior to February 15, 2010, under certain circumstances, the Company will provide for a make-whole amount by increasing, for a certain time period, the conversion rate by a number of additional shares of common stock for any conversion of Debentures in connection with such transactions. The amount of additional shares will be determined based on the price paid per share of BlackRock common stock in the transaction constituting a change of control and the effective date of such transaction. However, if such transaction constitutes a public acquirer change of control, the Company may elect to issue shares of the acquiring company rather than BlackRock shares.

Beginning February 20, 2010, the Company may redeem any of the Debentures at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest and accrued and unpaid liquidated damages, if any. Holders of the Debentures have the right to require the Company to repurchase the Debentures for cash on February 15, 2010, 2015, 2020, 2025 and 2030. In addition, holders of the Debentures may require the Company to repurchase the Debentures for cash at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, including contingent interest and accrued and unpaid liquidated damages, if any, (i) upon a change of control of the Company or (ii) if BlackRock's common stock is neither listed for trading on the New York Stock Exchange nor approved for trading on the NASDAQ.

The Company is obligated to pay contingent interest, which is the amount of interest payable to holders of the Debentures for any six-month period from February 15 to August 15 or from August 15 to February 15, with the initial six-month period commencing February 15, 2010, if the trading price of the Debentures for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Debentures. During any period when contingent interest is payable, the contingent interest payable per Debenture will equal 0.25% of the average trading price of the Debentures during the ten trading days immediately preceding the first day of the applicable six-month interest period.

The Company will pay liquidated damages to holders of the Debentures if the Company suspends the use of the SEC registration statement, and thereby prevents such holders from reselling their Debentures for a period that exceeds (i) 45 days in any three month period or (ii) an aggregate of 120 days in any 12-month period. Notwithstanding the foregoing, the Company is permitted to suspend use of the SEC registration statement for up to 165 days in any 12-month period under certain circumstances relating to acquisitions, financing and similar transactions. During any period when liquidated damages are payable, the liquidated damages payable per Debenture will equal 0.25% of the outstanding principal amount of the Debentures for the first 90 days after the occurrence of the offending event and 0.50% of the outstanding principal amount of the Debentures after the first 90 days. The Company has not suspended the use of the registration statement.

The Company does not currently anticipate that any of the put and call rights, conversion rights, adjustments to the conversion rate, contingent interest and liquidated damages features will affect the Company's liquidity and capital resources.

In December 2006, the Company entered into a revolving credit agreement with a syndicate of banking institutions with an initial borrowing capacity of $600.0 million (the "Credit Agreement"). The term of the facility is five years and interest currently accrues at the applicable London Interbank Offer Rate ("LIBOR") plus 0.20%. The Company pays a commitment fee of 0.04% per annum on the undrawn balance. Additionally, for each day that the total amount outstanding is greater than 50% of the total commitments by all lenders, the Company pays a utilization fee of 0.05% per annum on the total amount outstanding. Financial covenants in the Credit Agreement require BlackRock to maintain a maximum debt/EBITDA ratio of 3.0 and a minimum EBITDA/interest expense ratio of 4.0. The facility is intended to fund various investment opportunities as well as BlackRock's near-term operating cash requirements. As of December 31, 2006, the Company had no borrowings outstanding under this facility.

In February 2007, the Company exercised its ability to increase the capacity of the facility to a maximum borrowing capacity of $800.0 million. The credit agreement allows BlackRock to request an additional $200 million of borrowing capacity, subject to lender credit approval, up to a maximum of $1 billion. During January and February 2007, the Company borrowed $540.0 million against this facility for general corporate purposes. The term for the outstanding debt is one month and as of February 29, 2007 accrues interest at a rate of 5.52%. Outstanding borrowings at February 28, 2007 are due March 13, 2007 and the Company has provided notice that it will continue $450 million of such borrowings.

Lease Commitments

The Company leases its primary office space and certain office equipment under agreements which expire through 2018. Future minimum commitments under these operating leases are as follows:

2007	$70,590
2008	74,065
2009	70,933
2010	68,851
2011	63,317
Thereafter	190,497
	$538,253

The above lease commitments include one facility which is sub-leased from Merrill Lynch, an affiliate. Future lease commitments on such lease were $13,392 in 2007, $18,284 in 2008, $19,154 in 2009, $19,154 in 2010 and $14,365 in 2011.

Occupancy expense, including rent, depreciation on building and leasehold improvements, utilities and other related expenses, amounted to $64,086, $36,190 and $23,407 for the years ended December 31, 2006, 2005 and 2004, respectively.

Acquired Management Contract Obligation

See Note 8 for discussion of the Company's acquired management contract obligation.

Other

The Company acts as the collateral manager in a synthetic CDO transaction and has a maximum potential exposure of $16,667 under the credit default swap contained in this agreement. See Note 6 for further discussion of this CDO and the related commitment.

On April 30, 2003, the Company purchased an investment manager of a hedge fund of funds for approximately $4,100 in cash. Additionally, the Company has committed to purchase the remaining equity of the investment manager on March 31, 2008, subject to certain acceleration provisions. The purchase price of this remaining interest is performance-based and is not subject to a maximum, minimum or the continued employment of former employees of the investment manager with the Company. BlackRock has not recorded any liability in the consolidated statement of financial condition as of December 31, 2006 in connection with this commitment as the ultimate amount of the liability, if any, could not be accurately determined at this time.

Investment Commitments

The Company has certain investment commitments relating primarily to real estate products and private equity funds. Dates shown below represent the expiration dates of the commitments. Amounts to be funded generally are callable at any point prior to the expiration of the commitment. The Company has the following unfunded investment commitments as of December 31, 2006:

2007	$31,122
2008	10,795
2009	—
2010	39,397
2011	2,350
Thereafter	245,319
Total	$328,983

BlackRock is also obligated to maintain a specified ownership level in certain investment products, which may result in additional required contributions of capital. These amounts are inherently uncertain. In addition, as a general partner in certain private equity partnerships, the Company receives distributions from the partnerships according to the provisions of the partnership agreements. The Company may, from time to time, be required to return all or a portion of such distributions to the limited partners in the event the limited partners do not achieve a certain return as specified in the various partnership agreements.

In October 2006, the Company, along with other investors, committed capital to fund the purchase of a large apartment complex in New York City from MetLife. The Company invested a total of $112,500 in the fourth quarter of 2006 in connection with the purchase.

Legal Proceedings

BlackRock has received subpoenas from various U.S. federal and state governmental and regulatory authorities and various information requests from the SEC in connection with industry-wide investigations of U.S. mutual fund matters. BlackRock is continuing to cooperate fully in these matters. From time to time, BlackRock is subject to other regulatory inquiries and proceedings.

The Company, including a number of the legal entities acquired in the MLIM Transaction, has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation and regulatory proceedings arising in connection with BlackRock's activities. Additionally, the investment funds that the Company manages are subject to lawsuits, any of which could harm the investment returns of the applicable fund or result in managers being liable to the funds for any resulting damages. While Merrill Lynch has agreed to indemnify the Company for certain of the pre-closing liabilities related to legal and regulatory proceedings acquired in the MLIM Transaction, entities that BlackRock now owns may be named as defendants in these matters and the Company's reputation may be negatively impacted.

Management, after consultation with legal counsel, does not currently anticipate that the aggregate liability, if any, arising out of such regulatory matters or lawsuits will have a material adverse effect on BlackRock's financial position, although at the present time, management is not in a position to determine whether any such pending or threatened matters will have a material adverse effect on BlackRock's results of operations and cash flows in any future reporting period.

Indemnifications

In the ordinary course of business, BlackRock enters into contracts with third parties pursuant to which the third parties provide services on behalf of BlackRock. In many of the contracts, BlackRock agrees to indemnify the third party service provider under certain circumstances. The terms of the indemnity vary from contract to contract and the amount of indemnification liability, if any, cannot be determined.

Under the Transaction Agreement in the MLIM Transaction, the Company has agreed to indemnify Merrill Lynch for losses it may incur arising from (1) inaccuracy in or breach of representations or warranties related to the Company's SEC reports, absence of undisclosed liabilities, litigation and compliance with laws and government regulations, without giving effect to any materiality or material adverse effect qualifiers, (2) any alleged or actual breach, failure to comply, violation or other deficiency with respect to any regulatory or fiduciary requirements relating to the operation of BlackRock's business, (3) any fees or expenses incurred or owed by BlackRock to any brokers, financial advisors or comparable other person retained or employed by BlackRock in connection with the transactions, and (4) certain specified tax covenants.

Merrill Lynch is not entitled to indemnification for any losses arising from the circumstances and events described in (1) above until the aggregate losses (other than individual losses less than $100) of Merrill Lynch exceed $100,000. In the event that such losses exceed $100,000, Merrill Lynch is entitled to be indemnified only for such losses (other than individual losses less than $100) in excess of $100,000. Merrill Lynch is not entitled to indemnification payments pursuant to (1) above in excess of $1,600,000 or for claims made more than 18 months from the closing of the MLIM Transaction. These limitations do not apply to losses arising from the circumstances and events described in (2), (3) and (4) above, which survive indefinitely.

Management believes that the likelihood of any liability arising under these indemnification provisions to be remote and, as such, no liability has been recorded on the consolidated statements of financial condition. Management cannot estimate any potential maximum exposure due both to the remoteness of any potential claims and the fact that items that would be included within any such calculated claim would be beyond the control of BlackRock.

11. VARIABLE INTEREST ENTITIES

The Company is involved with various entities in the normal course of business that are considered to be variable interest entities ("VIEs") and holds interests therein, including investment advisory agreements and equity securities, which are considered variable interests. The Company engages in these transactions principally to address client needs through the launch of CDOs and private investment funds. At December 31, 2006 and 2005, the aggregate assets, debt and BlackRock's maximum risk of loss in significant VIEs in which BlackRock is not the primary beneficiary were as follows:

	Assets	Debt	BlackRock's maximum risk of loss
December 31, 2006			
Collateralized debt obligations	**$10,614,100**	**$10,459,063**	**$46,030**
Private investment funds	**6,822,253**	**604,495**	**7,994**
Total	**$17,436,353**	**$11,063,558**	**$54,024**
December 31, 2005			
Collateralized debt obligations	$6,289,500	$5,491,200	$42,383
Private investment funds	5,180,700	1,049,800	5,991
Total	$11,470,200	$6,541,000	$48,374

As of December 31, 2006, the Company was not the primary beneficiary of any VIEs.

Involuntary Deferred Compensation Plan

Effective January 2002, the Company adopted an Involuntary Deferred Compensation Plan ("IDCP") for the purpose of providing deferred compensation and retention incentives to key officers and employees. The IDCP provided for a mandatory deferral of up to 15% of annual incentive compensation. For annual incentive awards for fiscal years prior to 2005, the mandatory deferral was matched by BlackRock in an amount equal to 20% of the deferral for employees with total compensation above certain levels. The matching contribution and investment income related to the mandatory deferral vests on the third anniversary of the deferral date. The Company funds the obligation through the establishment of a rabbi trust on behalf of the participants in the plan. No mandatory deferrals under the IDCP have been made since the annual incentive awards for fiscal year 2004.

Voluntary Deferred Compensation Plan

Effective January 2002, the Company adopted a Voluntary Deferred Compensation Plan ("VDCP") which allows participants to elect to defer between 1% and 100% of that portion of the employee's annual incentive compensation not mandatorily deferred under the IDCP. The participants must specify a deferral period of one, three, five or ten years. The Company funds the obligation through the establishment of a rabbi trust on behalf of the participants in the plan.

Rabbi Trust

The rabbi trust established for the IDCP and VDCP, with assets totaling $49,401 and $46,814 as of December 31, 2006 and 2005, respectively, is reflected in investments on the Company's consolidated statements of financial condition and such investments are classified as trading and other investments. The corresponding liability balance of $48,647 and $46,352 as of December 31, 2006 and 2005, respectively, is reflected in the Company's consolidated statements of financial condition as accrued compensation. Earnings in the rabbi trust, including unrealized appreciation or depreciation, are reflected as non-operating income or loss and changes in the corresponding liability are reflected as employee compensation and benefits expense in the accompanying consolidated statements of income.

Defined Benefit Plans

Certain employees of the Company participate in PNC's non-contributory defined benefit pension plan. Effective July 1, 2004, PNC froze all accrued benefits related to BlackRock participants under this plan and closed this plan to new BlackRock participants. Effective September 29, 2006, the Company paid PNC $1,945 to assume all future liabilities under the Plan. The Company had contributed approximately $1,600 to the plan and had a prepaid balance of approximately $1,026 in pension benefit obligation as of December 31, 2005. These amounts were recorded in other assets on the consolidated statements of financial condition. BlackRock recorded a pension expense of $626, $0 and $10 for the years ended December 31, 2006, 2005 and 2004, respectively.

Through the MLIM Transaction, the Company assumed several defined benefit pension plans in Japan, Germany, Luxembourg, Isle of Man and Jersey. All accrued benefits under these defined benefit plans are currently frozen and the plans are closed to new participants. Participant benefits under the plans will not change with salary increases or additional years of service. The liabilities assumed under these plans were recorded as part of the purchase price allocation for the MLIM Transaction (see Note 2) and are immaterial to the Company's 2006 consolidated statement of financial condition.

Pension benefit costs for the State Street Research & Management Company Retirement Plan are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants and changes in plan asset levels.

The measurement date used to determine the pension benefit obligation measures for the defined pension benefit plan is December 31, 2006. The beginning of year amounts for fiscal 2005 are all as of January 31, 2005, the acquisition date of SSR.

Accrued pension costs are included in accrued compensation in the consolidated statements of financial condition. The following table presents the funded status of the plan:

	December 31,	
	2006	2005
Change in accumulated benefit obligation:		
Accumulated benefit obligation, beginning of the year	**$3,685**	$3,732
Interest cost	**201**	178
Actuarial loss	**(213)**	(110)
Disbursements	**(109)**	(115)
Accumulated benefit obligation, end of year	**$3,564**	$3,685

	December 31,	
	2006	2005
Change in plan assets:		
Fair value of plan assets, beginning of the year	**$2,727**	$2,339
Actual return on plan assets	**289**	107
Employer contributions	**323**	396
Disbursements	**(109)**	(115)
Fair value of plan assets, end of year	**$3,230**	$2,727

	December 31,	
	2006	2005
Funded status:		
Funded status, beginning of the year	**($334)**	($958)
Unrecognized net gain	**—**	(41)
Accrued benefit cost, end of year	**($334)**	($999)

The net benefit cost consists of the following:

	December 31,	
	2006	2005
Net periodic benefit cost:		
Interest cost	**$201**	$178
Expected return on plan assets	**(194)**	(177)
Net periodic benefit cost	**$7**	$1

Weighted-average assumptions used to determine benefit obligations are as follows:

	December 31,	
	2006	2005
Discount rate	**5.50%**	5.50%
Expected long-term return on plan assets	**7.00%**	8.00%
Rate of compensation increase	**N/A**	N/A

The weighted-average allocation of pension plan assets is as follows:

	December 31, 2006
Asset Category	
Equity	**47.0%**
Debt	**33.0**
Other	**20.0**
Total	**100.0%**

Plan assets consist primarily of listed domestic equity securities and U.S. government, agency and corporate debt securities held in two BlackRock funds. Plan assets do not include any common stock or debt of BlackRock.

The Company made a contribution of $323 into the pension plan during 2006 and the Company expects to make a contribution into the pension plan during 2007, as necessary. The following benefit payments are expected to be paid:

Periods	
January 1, 2007 – December 31, 2007	$119
January 1, 2008 – December 31, 2008	$136
January 1, 2009 – December 31, 2009	$146
January 1, 2010 – December 31, 2010	$155
January 1, 2011 – December 31, 2011	$169
January 1, 2012 – December 31, 2016	$928

Defined Contribution Plans

Until September 30, 2006, the Company's employees participated in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, employee contributions of up to 6% of eligible compensation, as defined by the plan, were matched by the Company, subject to Internal Revenue Code limitations. Effective in October 2006, the Company established The BlackRock Retirement Savings Plan ("BRSP"). Employee accounts in the ISP were transferred directly to the BRSP in October 2006. Under BRSP, employee contributions of up to 6% of eligible compensation subject to Internal Revenue Code limitations are matched by the Company at 50%. As part of the BRSP, the Company will also make a retirement contribution on behalf of each eligible participant equal to 3% of eligible compensation, as well as up to an additional 2% of eligible compensation may be made at the Company's discretion. ISP expense for the Company was $10,608, $7,221, and $5,452 for the years ended December 31, 2006, 2005 and 2004, respectively. Contributions to the ISP were matched primarily by shares of BlackRock's common stock in 2006 and 2005. 500,000 shares of BlackRock's common stock have been reserved for the ISP, of which approximately 493,000 shares have been issued as of December 31, 2006. Contributions to the BRSP are matched in cash. Investments in BlackRock stock were transferred from the ISP to the BRSP; however, no new investments in BlackRock stock or matching contributions of stock are available in the BRSP.

BlackRock International Limited ("BIL") and BlackRock Investment Management (UK) Limited ("BIM"), wholly-owned subsidiaries of the Company, contribute to the BlackRock Group Personal Pension Plan (the "Pension Plan"), a defined contribution plan, for all employees employed with BIL and BIM. BIL and BIM contribute between 6% and 15% of each employee's eligible compensation, which totaled $1,119, $833 and $772 during the years ended December 31, 2006, 2005 and 2004, respectively.

The Company assumed two 401(k) covering employees of SSR and Realty (the "Research Plan" and "Realty Plan," respectively) as a result of the SSR acquisition. Effective with the closing of the SSR acquisition, contributions ceased for all participants in the Research Plan and selected participants in the Realty Plan and the Research Plan was closed to new participants. All participants for which contribution ceased in either the Research Plan or Realty Plan, participated in the ISP through September 30, 2006 and became participants of the BRSP thereafter. For all employees who remain active participants in the Realty Plan, employee contributions of up to 3% of eligible compensation, as well as an additional 50% of the next 2% of eligible compensation, subject to Internal Revenue Code limitations, are matched by the Company.

Deferred Compensation Plans

SSR and Realty have deferred compensation plans (collectively, the "SSR New Plan") which allow participants to elect to defer a portion of their annual incentive compensation for either a fixed term or until retirement and invest the funds in specified investments. SSR has funded a portion of the obligation through the purchase of company-owned life insurance ("COLI") policies to the benefit of SSR. The COLI assets are carried at fair value on the consolidated statement of financial condition, and at December 31, 2006, the value of the COLI assets was $15,257 and was recorded in other assets. Changes in the cash surrender value of the COLI policies are recorded to non-operating income in the consolidated statements of income. In addition, the Company has recorded a related obligation to repay the deferred incentive compensation, plus applicable earnings, to employees, which totaled $18,161 and was recorded in accrued compensation on the consolidated statement of financial condition as of December 31, 2006. Changes in the Company's obligation under the SSR New Plan, as a result of appreciation of the underlying investments in an employee's account, are recorded as compensation and benefits expense in the consolidated statements of income.

Prior to 2003, SSR sponsored a deferred compensation plan (the "SSR Old Plan") under which eligible participants could defer annual incentive compensation and commissions for either a fixed term or until retirement. Obligations under this plan were funded through split-dollar life insurance policies acquired by SSR to the benefit of the respective participant. SSR is entitled to the return of any premium paid by the Company and, as such, premiums paid are recorded by SSR as a receivable from the participant. At the end of a participant's deferral period, all amounts advanced by SSR under the SSR Old Plan will be applied first against the obligation to repay premiums advanced by SSR, with any remaining value accruing to the benefit of the employee. All obligations under the SSR Old Plan are convertible to obligations under the SSR New Plan at the election of the participant at the respective insurance policy's cash surrender value. At December 31, 2006, the receivables from employees and obligations under the SSR Old Plan were $1,669.

Post-retirement Benefits

Until December 31, 2006, PNC provided certain post-retirement health care and life insurance benefits for certain eligible employees. As of December 31, 2006, the Company transferred all future liability under this plan to PNC for $1,828. Expenses for post-retirement benefits allocated to the Company by PNC were $794, $68 and $111 for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2005, accrued post-retirement benefits included in the consolidated statements of financial condition totaled $663. No separate financial obligation data for the Company is available with respect to such plan.

In addition, the Company assumed a requirement to deliver post-retirement medical benefits to a closed population based in the United Kingdom.

Stock Award and Incentive Plan

Pursuant to the BlackRock, Inc. 1999 Stock Award and Incentive Plan (the "Award Plan"), options to purchase shares of the Company's common stock may be granted to employees at an exercise price not less than the market value of BlackRock's common stock on the date of grant in the form of stock options, restricted stock grants or restricted stock units ("RSUs"). A maximum of 17,000,000 shares of common stock are authorized for issuance under the Award Plan. Of this amount, 9,397,321 shares remain available for future awards at December 31, 2006. Upon exercise of employee stock options, the issuance of restricted stock or the vesting of RSUs, the Company generally issues shares out of treasury.

Stock Options

Stock option grants were made to certain employees pursuant to the Award Plan in 1999 through 2003. Options granted have a ten-year life, vest ratably over periods ranging from three to four years and become exercisable upon vesting. Prior to the January 2007 grants described below, the Company had not issued any additional stock option grants since 2003. Stock option activity for the years ended December 31, 2006, 2005 and 2004 is summarized below:

Outstanding at	Shares under option	Weighted average exercise price
December 31, 2003	5,448,007	$36.65
Exercised	375,021	$33.42
Forfeited	137,250	$38.31
December 31, 2004	4,935,736	$36.84
Exercised	320,093	$37.18
Forfeited	38,002	$37.36
December 31, 2005	4,577,641	$36.81
Exercised	113,572	$33.23
Forfeited	6,400	$37.36
December 31, 2006	**4,457,669**	**$36.90**

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $13,477, $22,824 and $16,442, respectively.

Stock options outstanding and exercisable at December 31, 2006 are as follows:

Range of exercise prices	Options outstanding	Weighted average remaining life	Weighted average exercise price of options outstanding	Options exercisable	Weighted average exercise price of exercisable options	Aggregate intrinsic value of exercisable shares
(per share)	(years)	(per share)		(per share)		
$14.00	263,569	2.75	$14.00	263,569	$14.00	$36,346
$37.36	3,498,100	5.79	$37.36	3,498,100	$37.36	400,672
$41.39 – $43.31	696,000	4.00	$43.27	696,000	$43.27	75,606
	4,457,669	5.33	$36.90	4,457,669	$36.90	$512,624

Stock options issued were valued at their original grant date using the Black-Scholes valuation model. Upon adoption of SFAS No. 123 on January 1, 2003, the Company began to expense stock options over their remaining vesting term. The adoption of SFAS No. 123R on January 1, 2006 resulted in additional expense during 2006 related to previously granted stock options. Stock option expense for the years ended December 31, 2006, 2005 and 2004 amounted to $12,537, $340 and $340, respectively. See Note 1 for further discussion of the impact of the adoption of SFAS No. 123R.

On January 31, 2007, the Company awarded options to purchase approximately 1,545,000 shares of BlackRock common stock to certain executives as long-term incentive compensation. The options vest on September 29, 2011, provided that the Company has actual GAAP earnings per share of at least $5.20 in 2009, $5.52 in 2010 or $5.85 in 2011, and have a strike price of $167.76, which was based upon the closing price of the shares on the grant date. Fair value, as calculated with the Black-Scholes method was approximately $45.88 per option, which will be amortized over the vesting period, net of expected forfeitures.

Restricted Stock

Pursuant to the Award Plan restricted stock grants and RSUs may be granted to certain employees. Restricted stock was issued for stock awards prior to 2006. RSUs were issued for all grants in 2006. These restricted shares and RSUs vest over periods ranging from one to five years and are expensed on the straight-line method over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Dividends on RSUs are vested and paid to employees on the dividend payment date. The Company incurred compensation expense of $30,454, $11,828 and $5,478 during the years ended December 31, 2006, 2005 and 2004, respectively, related to the amortization of restricted stock and RSUs, exclusive of the October 2006 RSU grants noted below.

Restricted stock and RSU activity for the years ended December 31, 2006, 2005 and 2004 is summarized below:

Outstanding at	Unvested restricted stock and units	Weighted average grant date fair value
December 31, 2003	191,331	$51.77
Vested	(46,922)	$51.77
Forfeited	(3,595)	$51.77
December 31, 2004	140,814	$51.77
Granted	251,095	$80.33
Vested	(100,261)	$65.59
December 31, 2005	291,648	$71.60
Granted	1,341,975	$141.35
Vested	(113,456)	$68.15
Forfeited	(4,104)	$128.18
December 31, 2006	**1,516,063**	**$133.44**

The Company values restricted stock and RSUs at their grant-date fair value as measured by BlackRock's stock price. In January 2006, the Company issued approximately 299,000 RSUs to certain employees at a total fair value of approximately $38,320. The awards vest evenly over three years. In October 2006, the Company's management development and compensation committee ("MDCC") approved approximately $147,370 in incentive awards to former MLIM employees remaining with BlackRock after the closing of the MLIM Transaction. Pursuant to the terms of the award, the cash award was converted to RSUs in November 2006 at the then-market price of BlackRock's common stock. The conversion to shares resulted in the award of approximately 1,014,000 RSUs which vest after five years. The Company recorded compensation expense of $16,656 in 2006 related to the awards.

As of December 31, 2006, there was $141,445 of total unrecognized compensation cost related to unvested restricted stock and RSUs. That cost is expected to be recognized over a weighted average period of 4.5 years.

In January 2007, the Company issued approximately $153,000 of RSUs to employees as part of annual incentive compensation under the Award Plan that vest evenly over three years.

BlackRock, Inc. Long-Term Retention and Incentive Plan

The BlackRock, Inc. 2002 Long-Term Retention and Incentive Plan ("LTIP") permitted the grant of up to $240,000 in deferred compensation awards (the "LTIP Awards"), of which the Company granted approximately $230,300. Under the terms of the LTIP, grants of initial awards would vest if BlackRock's average closing stock price was at or above $62.00 for a three-month period beginning on or after January 1, 2005 and ending on or prior to March 30, 2007. In addition to the stock price threshold, the vesting of awards was contingent on the participants' continued employment with the Company for periods ranging from two to five years through the payment date in early 2007. Prior to 2004, the Company did not expense the LTIP awards as they were subject to the share price threshold. However, during the third quarter of 2004, management determined that the vesting of the LTIP Awards was probable and recorded an initial charge of $90,606 under the LTIP Plan. In the first quarter of 2005, the Company's average closing stock price was above the $62.00 threshold and the stock price contingency was satisfied. Annual expense attributable to LTIP awards was $61,230, $59,375 and $103,999 during the years ended December 31, 2006, 2005 and 2004, respectively.

Up to $200,000 of the LTIP Awards resulted in no economic cost to the Company as this amount was funded with shares of BlackRock common stock surrendered by PNC and distributed to LTIP participants in 2007, less income tax withholding. PNC has committed to provide up to 4,000,000 shares of BlackRock common stock for compensation purposes pursuant to a surrender agreement. Committed shares not provided in connection with LTIP payments will be available to support future long-term retention and incentive programs but are not subject to

surrender by PNC until the programs are approved by the MDCC and are made in accordance with the share surrender agreement.

Approximately $210,000 of the LTIP awards were paid in January 2007. The awards were payable approximately 16.7% in cash and the remainder in BlackRock stock contributed by PNC and distributed to LTIP participants. Under the terms of the plan, employees elected to put approximately 95% of the stock portion of the awards back to the Company at a total fair market value of approximately $165,700. On the payment date, the Company recorded a capital contribution from PNC for the amount of shares funded by PNC. For the shares not put back to the Company, no additional dilution resulted from the issuance of stock since the PNC shares were issued and outstanding as of December 31, 2006. Put elections made by employees were accounted for as treasury stock repurchases and are accretive to the Company's earnings per share. The shares repurchased have been retained as treasury stock.

In addition to the option grants discussed above, the Company issued approximately $260,000 of RSUs to employees as long-term incentive compensation in January 2007. The RSU awards vest on September 29, 2011 provided that BlackRock has actual GAAP earnings per share of at least $5.20 in 2009, $5.52 in 2010 or $5.85 in 2011. An alternative performance hurdle provides for vesting of the awards based on specific targets for the Company's earnings growth performance to peers over the term of the awards.

Through August 2006, the terms of the BlackRock Employee Stock Purchase Plan ("ESPP") allowed eligible employees to purchase shares of the Company's common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees could not purchase more than 500 shares of common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423(b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of common stock based on its fair market value. The Company used the fair value method of measuring compensation cost pursuant to SFAS No. 123 and incurred ESPP-related compensation expense of approximately $988, $1,258, and $824 during the years ended December 31, 2006, 2005 and 2004, respectively. The ESPP was suspended in August 2006 and amended effective January 2007.

Effective January 2007, the terms of the amended ESPP allow eligible employees to purchase the Company's common stock at 95% of the fair market value on the last day of each three-month offering period. In accordance with SFAS No. 123R, effective in January 2007, the Company will no longer record compensation expense related to the amended ESPP.

Through August 2006, the fair value of ESPP shares was estimated using the Black-Scholes option-pricing model with the following assumptions for the years ended December 31, 2006, 2005 and 2004, respectively:

	2006	2005	2004
Expected dividend yield	**1.3%**	1.42% to 1.5%	1.60% to 1.72%
Expected volatility	**28.03%**	19.46% to 24.24%	21.97% to 22.45%
Risk-free interest	**4.59%**	2.77% to 3.69%	1.00% to 1.74%
Expected term	**6 months**	6 months	6 months

These assumptions were developed by management based upon reviews of third party market data as of the end of the latest offer period.

The weighted average fair value of the discount, including the fair value of the embedded look-back option, on ESPP shares acquired by employees in 2006, 2005 and 2004 was $30.13, $17.46, and $12.65 per share, respectively.

Tax Consequences of Stock-Based Compensation

When the Company records stock-based compensation expense, it records an offsetting deferred tax benefit. The Company receives current tax benefits for the fair market value of stock options upon exercise of the option, which may or may not exceed the book deferred tax. The Company also receives tax benefits on restricted stock and RSUs for the fair value of stock issued upon the vesting date. Such tax benefit may or may not exceed the book expense. Excess tax benefits occur when the tax benefit exceeds the recorded tax benefit. Such excess tax benefits are recorded directly to additional paid-in capital upon exercise of options or vesting of restricted stock or RSUs. For the years ended December 31, 2006, 2005 and 2004, the Company recorded excess tax benefits related to stock compensation of $4,852, $4,967 and $3,424, respectively. If the tax benefit is less than the recorded tax benefit, the Company records a reduction to additional paid-in capital to the extent that it has additional paid-in capital credits (cumulative tax benefits recorded to additional paid-in capital). If the Company does not have additional paid-in capital credits (cumulative tax benefits recorded to additional paid-in capital), the Company will record an expense for any deficit between recorded tax benefit and tax return benefit. BlackRock has excess additional paid-in capital credits to absorb approximately $11,000 of deficits between recorded tax benefits and tax return benefits as of December 31, 2006.

Determination of Related Parties

As a result of the MLIM Transaction (see Note 2 for further discussion), Merrill Lynch, along with its affiliates, acquired approximately 49.3% of the total capital stock of BlackRock on a fully diluted basis. The Company has considered Merrill Lynch, along with its affiliates, a related party in accordance with SFAS No. 57, *Related Party Disclosures*, since the closing of the MLIM Transaction based on its level of ownership.

For the years ended December 31, 2006, 2005 and 2004, the Company considered PNC, along with its affiliates, to be related parties based on their collective ownership of BlackRock capital stock of approximately 69% for those years through September 29, 2006. Following the closing of the MLIM Transaction on September 29, 2006, PNC, along with its affiliates, owned approximately 34% of BlackRock's total capital stock and was still considered a related party as of December 31, 2006 based on its level of ownership.

In connection with the closing of the SSR acquisition in January 2005, MetLife was issued 550,000 shares of restricted BlackRock common stock (see Note 2 for further discussion). The Company has considered MetLife a related party since January 2005 because of this level of ownership and because of the significance of the revenue earned by BlackRock from MetLife. Subsequent to the MLIM Transaction, however, MetLife's ownership interest in the Company has decreased to less than 1% of the Company's total capital stock and the revenue earned by BlackRock from MetLife has decreased as a percentage of the Company's total revenue with the significant increase in the Company's revenue base. Consequently, the Company did not consider MetLife to be a related party as of December 31, 2006. Transactions with MetLife have been included herein since the Company did consider MetLife to be a related party for a majority of the years ended December 31, 2006 and 2005.

For the years ended December 31, 2005 and 2004, the Company considered Nomura to be a related party because the Company and Nomura were joint venture partners, each holding a 50% interest, in NBAM, and as a result of the significance of revenues earned by the Company from Nomura. On September 29, 2006, the Company purchased Nomura's 50% interest in NBAM (see Note 2 for additional information) and the Company's revenue base increased significantly as a result of the MLIM Transaction. Consequently, the Company did not consider Nomura to be a related party as of December 31, 2006. Transactions with Nomura have been included in this discussion since the Company did consider Nomura to be a related party for a majority of the year ended December 31, 2006 and for all of the years ended December 31, 2005 and 2004.

For the years ended December 31, 2006, 2005 and 2004, the Company considers its mutual funds to be related parties as a result of the significant influence the Company has over such funds.

Investment Advisory and Administration Fees from Related Parties

The Company provides investment advisory and administration services to its open and closed-end funds and other commingled or pooled funds and separate accounts in which related parties invest. In addition, the Company provides investment advisory and administration services to certain Merrill Lynch subsidiaries, PNC subsidiaries, MetLife sponsored variable annuities and separate accounts, and Nomura and its affiliates, for a fee based on AUM. Further, the Company provides risk management services to PNC.

Revenues for services provided by the Company to these mutual funds and separate accounts are as follows:

	Year ended December 31,		
	2006	2005	2004
Investment advisory and administration fees from related parties:			
Merrill Lynch and affiliates	**$203,334**	$—	$—
PNC and affiliates	**67,911**	58,509	59,991
MetLife and affiliates	**61,613**	51,805	—
Nomura and affiliates	**6,474**	8,781	9,594
Other mutual funds	**570,269**	271,704	178,487
Total investment advisory and administration fees from related parties	**$909,601**	$390,799	$248,072

Certain Agreements and Arrangements with Merrill Lynch

On September 29, 2006, BlackRock entered into a global distribution agreement with Merrill Lynch. The distribution agreement provides a framework under which Merrill Lynch provides portfolio administration and servicing of client investments in certain BlackRock investment advisory products (including those of the former MLIM Business). Pursuant to the global distribution agreement, Merrill Lynch has agreed to cause each of its distributors to continue distributing BlackRock covered products and covered products of the former MLIM Business that it distributed as of February 15, 2006 on the same economic terms as were in effect on February 15, 2006 or as the parties otherwise agree. For new covered products introduced by BlackRock to Merrill Lynch for distribution that do not fall within an existing category, type or platform of covered products distributed by Merrill Lynch, the Merrill Lynch distributors must be offered the most favorable economic terms offered by BlackRock to other distributors of the same product. If a covered product that does not fall within an existing category, type or platform of covered products distributed by Merrill Lynch becomes part of a group or program of similar products distributed by the Merrill Lynch distributors, some of which are sponsored by managers other than BlackRock, the economic terms offered by Merrill Lynch distributors to BlackRock for the distribution of such covered products must be at least as favorable as the most favorable economic terms to which any such product is entitled. The economic terms of all covered products distributed by Merrill Lynch will remain in effect until January 1, 2009.

The total amount expensed by BlackRock during 2006 relating to Merrill Lynch portfolio administration and servicing of products covered by the distribution agreement, including mutual funds, separate accounts, liquidity funds, alternative investments and insurance products, was approximately $96,362.

On September 29, 2006, BlackRock entered into a transition services agreement with Merrill Lynch and its controlled affiliates to allow BlackRock to transition from relying on Merrill Lynch for various functions for the former MLIM business and to allow Merrill Lynch to transition from relying on the former MLIM business for various functions. The services provided in the 12 months prior to September 29, 2006 continue to be provided at the same general level of service. The pricing for such services is required to be consistent with historical practices. The total amount expensed by BlackRock for the year ended December 31, 2006 relating to the transition services agreement with Merrill Lynch was approximately $5,837.

Effective September 29, 2006, the Company subleases certain office buildings from Merrill Lynch. The sublease agreements expire in 2011. Rent expense of $4,328 was recorded related to office buildings subleased from Merrill Lynch.

Merrill Lynch and certain of its affiliates have been engaged by the Company to provide recordkeeping, administration and trustee services to the BRSP. All compensation to Merrill Lynch and its affiliates for these services is paid by the Company.

Certain Agreements and Arrangements with PNC

PNC provided certain general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. Additionally, an indirect wholly-owned subsidiary of PNC also acts as a financial intermediary associated with the sale of back-end loaded shares of certain BlackRock funds. This entity finances broker sales commissions and receives all associated sales charges directly from the fund which are recorded in general and administration expense.

Certain Agreements and Arrangements with MetLife

During 2006, the Company incurred a one-time fee sharing payment of $34,450 payable to MetLife based upon certain contractual arrangements entered into in conjunction with the SSR acquisition. See Note 2 for further information.

During 2006, BlackRock and Tishman-Speyer formed a joint venture to acquire Peter Cooper Village and Stuyvesant Town, the largest apartment complex in New York City, from MetLife for $5.4 billion.

MetLife provided general and administration services to the Company during the transition period in support of SSR and its consolidated subsidiaries. These services ceased during the second quarter of 2005 and totaled $1,576 in 2005. In addition, BlackRock leases a portion of its office space under a formal sublease agreement with a subsidiary of MetLife. The lease expires in 2013. For the year ended December 31, 2006, the Company recorded $2,909 of rent expense associated with this agreement.

Through January 31, 2006, Realty maintained a $200,000 line of credit with a subsidiary of MetLife. Realty used the line of credit to finance the acquisition of real estate prior to the closing of sponsored investment funds. During the first quarter of 2005, the Company repaid all outstanding advances under the line of credit, which totaled $92,500, following the sale of related real estate to a newly formed investment fund. The line of credit expired on January 31, 2006.

Certain Agreements and Arrangements with Nomura

The Company has entered into sub-advisory and consulting agreements with Nomura.

Aggregate Expenses for Transactions with Related Parties

Aggregate expenses included in the consolidated statements of income for transactions with related parties are as follows:

	Year ended December 31,		
	2006	2005	2004
Expenses with affiliates:			
Portfolio administration and servicing costs			
Merrill Lynch	**$96,362**	$—	$—
PNC	**24,060**	17,259	18,740
General and administration			
Merrill Lynch	**12,941**	—	—
PNC	**2,255**	12,239	8,917
MetLife	**3,932**	—	—
Other	**7,490**	5,800	—
Fee sharing payment — MetLife	**34,450**	—	—
Total expenses with affiliates	**$181,490**	$35,298	$27,657

Accounts Receivable and Payable with Related Parties

Due from affiliates was $113,184 and $29,155 at December 31, 2006 and 2005, respectively, and primarily represented receivables for investment advisory and administration services provided by BlackRock. Due from affiliates as of December 31, 2006 included $40,622 in receivables from PNC and affiliates and $35,372 receivables from Merrill Lynch and affiliates. Due from affiliates as of December 31, 2005 primarily represented $11,699 in receivables from PNC and $11,299 in receivables from MetLife.

Included in other assets are advances to employees under the deferred compensation plan sponsored by SSR prior to 2003 ("SSR Old Plan") and Company-owned life insurance policies, underwritten by MetLife, which are used to fund obligations under the SSR deferred compensation plan ("SSR New Plan") totaling $1,669 and $3,032 as of December 31, 2006 and 2005 , respectively. See Note 13 for further discussion of the Company's benefit plans.

Due to affiliates was $243,836 and $11,893 at December 31, 2006 and 2005, respectively, including $209,112 payable to Merrill Lynch and $24,973 payable to MetLife at December 31, 2006. The payable to Merrill Lynch includes acquired payables and accrued liabilities under the global distribution agreement and the transition services agreement. The payable to MetLife includes payment for the one-time fee sharing payment, net of other settlements related to the SSR acquisition.

15. NET CAPITAL REQUIREMENTS

The Company is required to maintain net capital in certain international jurisdictions, which is met in part by retaining cash and cash equivalent investments in those jurisdictions. As a result, the Company may be restricted in its ability to transfer cash between different jurisdictions. At December 31, 2006, the Company was required to maintain approximately $344,300 in net capital at these subsidiaries and was in compliance with all regulatory minimum net capital requirements.

As a registered broker-dealer, a wholly-owned subsidiary of BlackRock is subject to the Uniform Net Capital requirements under the Securities Exchange Act of 1934, which requires maintenance of certain minimum net capital levels. At December 31, 2006, BII's net capital was $12,840 in excess of regulatory requirements.

16. CAPITAL STOCK

At December 31, 2005, BlackRock's authorized class A common stock, $0.01 par value, was 250,000,000 shares and BlackRock's authorized class B common stock, $0.01 par value, was 100,000,000 shares. Holders of class A common stock had one vote per share and holders of class B common stock had five votes per share on all stockholder matters affecting both classes.

On September 29, 2006, the Company completed the MLIM Transaction and issued 52,395,082 shares of BlackRock common stock and 12,604,918 of series A non-voting participating preferred shares to Merrill Lynch in consideration for the MLIM business. In conjunction with the MLIM Transaction, all existing class A and class B common stockholders exchanged their shares for the newly issued common stock of the Company. All such shares contain the same voting rights.

BlackRock's authorized common stock, $0.01 par value, was 500,000,000 shares at December 31, 2006. BlackRock's authorized Series A non-voting participating preferred stock, $0.01 par value, was 500,000,000 shares at December 31, 2006.

The series A non-voting participating preferred stock:

- Except as otherwise provided by applicable law, is non-voting;
- Participates in dividends on common stock on an equal basis as the common stock;
- Grants the holder the option to receive dividends in common stock (subject to applicable ownership restrictions) or in cash;

- Benefits from a liquidation preference of $0.01 per share; and
- Is mandatorily convertible to BlackRock common stock upon transfer to an unrelated party.

In connection with the approval of the Transaction Agreement, the Company adopted a dividend policy establishing a targeted payout ratio of 40% of historical net income, with all subsequent quarterly dividend declarations under such policy remaining subject to the Board of Directors' discretion.

The Company's common shares issued and outstanding and related activity consist of the following:

	Shares Issued							Shares Outstanding			
	Common Shares Class			Treasury Shares Class			Preferred Shares	Common Shares Class			
	A	B	Common Shares	A	B	Treasury Shares	Series A	A	B	Common Shares	Preferred Shares
January 1, 2004	19,243,878	46,120,737	—	(954,067)	(313,626)	—	—	18,289,811	45,807,111	—	—
Conversion of class B stock to class A stock	—	(621,227)	—	621,197	—	—	—	621,197	(621,227)	—	—
Issuance of class A common stock	—	—	—	525,508	—	—	—	525,508	—	—	—
Treasury stock transactions	—	—	—	(463,636)	(493,041)	—	—	(463,636)	(493,041)	—	—
December 31, 2004	19,243,878	45,499,510	—	(270,998)	(806,667)	—	—	18,972,880	44,692,843	—	—
Conversion of class B stock to class A stock	30,647	(382,226)	—	351,579	—	—	—	382,226	(382,226)	—	—
Issuance of class A common stock	700,780	—	—	587,580	—	—	—	1,288,360	—	—	—
Treasury stock transactions	—	—	—	(953,265)	—	—	—	(953,265)	—	—	—
December 31, 2005	19,975,305	45,117,284	—	(285,104)	(806,667)	—	—	19,690,201	44,310,617	—	—
Conversion of class B stock to class A stock	48,957	(203,138)	—	154,181	—	—	—	203,138	(203,138)	—	—
Issuance of class A common stock	48,094	—	—	179,604	—	—	—	227,698	—	—	—
Treasury stock transactions	—	—	—	(190,081)	—	—	—	(190,081)	—	—	—
Conversion of class A common stock to common stock	(20,072,356)	—	20,072,356	—	—	—	—	(20,072,356)	—	20,072,356	—
Conversion of class B common stock to common stock	—	(44,914,146)	44,914,146	—	—	—	—	—	(44,914,146)	44,914,146	—
Issuance of preferred series A stock	—	—	—	—	—	—	12,604,918	—	—	—	12,604,918
Issuance of common stock	—	—	52,395,080	—	—	(24,618)	—	—	—	52,370,462	—
Conversion of class A treasury stock to treasury shares	—	—	—	141,400	—	(141,400)	—	141,400	—	(141,400)	—
Conversion of class B treasury stock to treasury shares	—	—	—	—	806,667	(806,667)	—	—	806,667	(806,667)	—
December 31, 2006	**—**	**—**	**117,381,582**	**—**	**—**	**(972,685)**	**12,604,918**	**—**	**—**	**116,408,897**	**12,604,918**

During the years ended December 31, 2006 and 2005, the Company paid dividends of $1.68 per share, or $135,665, and $1.20 per share, or $77,040, respectively.

PNC and BlackRock have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. As such, the Company may be responsible for its pro rata share of tax positions taken by PNC for unaudited tax years which may be subsequently challenged by taxing authorities. Management does not anticipate that any such amounts would be material to the Company's operations, financial position or cash flows.

For the years ended December 31, 2005 and 2004, BlackRock has filed, and will file for the year ended December 31, 2006, its own consolidated federal income tax return. BlackRock has filed selected state and municipal income tax returns with one or more PNC subsidiaries on a combined or unitary basis for the years ended December 31, 2005 and 2004, and will also file selected state and municipal income tax returns with one or more PNC subsidiaries on a combined or unitary basis for the period from January 1, 2006 though September 29, 2006. Other state and municipal income tax returns for the years ended December 31, 2005 and 2004, have been filed separately. BlackRock does not expect to file state or municipal income tax returns with PNC subsidiaries on a combined or unitary basis for periods beginning after September 29, 2006.

When BlackRock was included in a group's combined or unitary state or municipal income tax filing with PNC subsidiaries, BlackRock's share of the liability generally was based upon an allocation to BlackRock of a percentage of the total tax liability based upon BlackRock's level of activity in such state or municipality.

Under the provisions of APB No. 23, *Accounting for Income Taxes*, the Company has not recorded a provision for the residual U.S. income taxes and foreign withholding taxes that would occur upon repatriation of previously undistributed foreign earnings. A determination of unrecognized deferred tax liability associated with unrepatriated foreign earnings is not practicable.

Net current and deferred income tax expense is comprised of the following:

	December 31,		
	2006	2005	2004
Current income tax expense:			
Federal	**$183,835**	$137,461	$80,631
State and local	**22,199**	16,986	11,011
Foreign	**25,938**	3,006	3,870
Release of reserves related to New York State and New York City tax audits	**—**	—	(18,099)
Total net current income tax expense	**231,972**	157,453	77,413
Deferred income tax expense:			
Federal	**(25,528)**	(17,715)	(18,380)
State and local	**(10,592)**	(1,180)	(6,769)
Foreign	**(6,389)**	—	—
Total net deferred income tax expense	**(42,509)**	(18,895)	(25,149)
Net current and deferred income tax expense	**$189,463**	$138,558	$52,264

As of December 31, 2006, the Company had gross deferred income tax assets and liabilities of $14,687 and $1,738,670, respectively. The Company also had current income taxes receivable and payable of $42,068 and $171,378, respectively, as of December 31, 2006.

The components of the deferred tax assets and liabilities, shown below. Certain deferred taxes shown below are recorded net in the consolidated statements of financial condition when related to the same tax jurisdiction.

	December 31,	
	2006	2005
Deferred tax assets:		
Compensation and benefits	**$166,239**	$105,821
Deferred revenue	**4,367**	1,887
Other	**8,356**	5,492
Gross deferred tax asset	**178,962**	113,200
Deferred tax liabilities:		
Goodwill and acquired intangibles	**1,871,078**	45,211
Depreciation	**12,626**	10,589
Other	**19,241**	11,680
Gross deferred tax liability	**1,902,945**	67,480
Net deferred tax (liabilities) asset	**$(1,723,983)**	$45,720

Income taxes have been based on the following components of income before taxes:

	December 31,		
	2006	2005	2004
Domestic	**$448,252**	$362,882	$191,607
Foreign	**63,813**	9,584	3,798
Total	**$512,065**	$372,466	$195,405

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31,					
	2006	**%**	2005	%	2004	%
Statutory income tax expense	**$179,223**	**35%**	$130,363	35.0%	$68,392	35.0%
Increase (decrease) in income taxes resulting from:						
Tax-exempt interest income	**(2,742)**	**(0.5)**	(1,861)	(0.5)	(1,479)	(0.8)
Effect of foreign tax rates	**4,770**	**0.9**	(1,191)	(0.3)	1,186	0.6
Current state and local taxes	**16,204**	**3.2**	10,275	2.7	3,665	1.9
Change in deferred state and local taxes	**(10,592)**	**(2.1)**	—	—	—	—
Release of reserves related to New York State and New York City tax audits	**—**	**—**	—	—	(18,099)	(9.3)
Other	**2,601**	**.5**	972	0.3	(1,401)	(0.7)
Income tax expense	**$189,463**	**37.0%**	$138,558	36.9%	$52,264	26.7%

18. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2006	2005	2004
Net income	**$322,602**	$233,908	$143,141
Basic weighted-average shares outstanding	**80,638,167**	64,182,766	63,688,955
Dilutive potential shares from stock options and restricted stock units	**2,207,139**	2,692,383	2,271,518
Dilutive potential shares from convertible debt	**513,088**	—	—
Dilutive weighted-average shares outstanding	**83,358,394**	66,875,149	65,960,473
Basic earnings per share	**$4.00**	$3.64	$2.25
Diluted earnings per share	**$3.87**	$3.50	$2.17

Due to the similarities in terms between BlackRock series A non-voting participating preferred stock and the Company's common stock, the Company considers the series A non-voting participating preferred stock to be common stock for purposes of earnings per share calculations. As such, the Company has included the outstanding series A non-voting participating preferred stock in the calculation of average basic and diluted shares outstanding for the year ended December 31, 2006.

19. SUPPLEMENTAL STATEMENTS OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information:

	Year ended December 31,		
	2006	2005	2004
Cash paid for interest	**$7,618**	$3,940	$574
Cash paid for income taxes	**$154,497**	$134,764	$97,343

Supplemental schedule of non-cash transactions:

	Year ended December 31,		
	2006	2005	2004
Stock issued in MLIM Transaction	**$9,577,100**	$—	$—
Reissuance of treasury stock	**$15,373**	$29,712	$35,687
Convertible debt issuance costs	**$—**	$5,000	$—
Increase in investments due to consolidation of sponsored investment funds	**$307,020**	$—	$—
Decrease in investments due to deconsolidation of sponsored investment funds	**$31,947**	$13,758	$—
Increase in minority interest due to consolidation of sponsored investment funds	**$196,085**	$—	$—
Decrease in minority interest due to deconsolidation of sponsored investment funds	**$33,040**	$18,170	$—
Stock issued in SSR acquisition	**$—**	$37,212	$—
Short term borrowings assumed in SSR acquisition	**$—**	$111,840	$—
Mark-to-market on available-for-sale securities	**$5,081**	$286	$1,331
Dividend reinvestment	**$513**	$—	$—

Refer also to Note 2 for discussion of fair value estimates of MLIM assets and liabilities.

The Company's management directs BlackRock's operations as one business, the asset management business. As such, the Company believes it operates in one business segment in accordance with SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*.

The following table illustrates investment advisory and administration base fee revenue by asset class for the years ended December 31, 2006, 2005 and 2004, respectively.

(Dollar amounts in thousands)	Year ended December 31,		
	2006	2005	2004
Investment advisory and administration fees:			
Fixed income	**$564,435**	$431,766	$372,973
Cash management	**202,642**	106,385	99,080
Equity and balanced	**618,876**	176,489	59,322
Alternative	**212,788**	135,738	60,642
Total investment advisory and administration base fees	**$1,598,741**	$850,378	$592,017

On a legal entity basis, approximately 82% of the Company's investment advisory and administration base fee revenues for the year ended December 31, 2006 were generated from its U.S. subsidiaries. As of December 31, 2006, approximately 31% of the Company's long-lived assets, including investments, separate account assets, property and equipment and other assets were in U.S. based legal entities. Included in non-U.S. assets are $4,299,879 of separate account assets held by the Company's registered life insurance subsidiary which are held by the Company on behalf of clients and are entirely offset by a corresponding separate account liability.

For the years ended December 31, 2005 and 2004, less than 5.0% of the Company's revenues were generated by its foreign subsidiaries and less than 3.0% of its long-lived assets, including investments, separate account assets, property and equipment and other assets were located outside the United States.

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on BlackRock's common stock from December 31, 2001 through December 31, 2006, with the cumulative total return of the Russell 2000 Index ("Russell 2000") and the SNL Asset Manager Index.* The graph assumes the investment of $100 in BlackRock's common stock and in each of the two indices on December 31, 2001 and the reinvestment of all dividends, if any. The following information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. The performance graph is not necessarily indicative of future investment performance.

TOTAL RETURN PERFORMANCE



BlackRock, Inc.
SNL Asset Manager
Russell 2000
Index Value
400
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	**12/31/06**
BlackRock, Inc.	100.00	94.48	128.41	189.57	269.92	**382.61**
SNL Asset Manager	100.00	75.84	105.75	137.97	175.47	**203.49**
Russell 2000	100.00	79.52	117.09	138.55	144.86	**171.47**

** The SNL Asset Manager Index currently comprises the following companies: Affiliated Managers Group Inc.; AllianceBernstein Holding L.P.; BKF Capital Group Inc.; BlackRock, Inc.; Calamos Asset Management Inc.; Cohen & Steers Inc.; Eaton Vance Corp.; Epoch Holding Corp.; Federated Investors Inc.; Fortress Investment Group LLC; Franklin Resources Inc.; GAMCO Investors, Inc.; Hennessy Advisors Inc.; Integrity Mutual Funds Inc.; Janus Capital Group Inc.; Legg Mason Inc.; Nuveen Investments; SEI Investments Co.; T. Rowe Price Group Inc.; U.S. Global Investors Inc.; Value Line Inc.; W.P. Stewart & Co. Ltd.; Waddell & Reed Financial Inc.; and Westwood Holdings Group Inc.*

Corporate Headquarters
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022
(212) 810-5300

Stock Listing
BlackRock, Inc.'s common stock is traded on the New York Stock Exchange under the symbol BLK. At the close of business on January 31, 2007, there were 694 common stockholders of record.

Internet Information
Information on BlackRock's financial results and its products and services is available on the Internet at *www.blackrock.com*.

Financial Information
BlackRock makes available, free of charge, through its website at *www.blackrock.com*, under the heading "Investor Relations," its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Company has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2006 with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

Inquiries
BlackRock will provide, free of charge to each stockholder upon written request, a copy of BlackRock's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports. Requests for copies should be addressed to Investor Relations, BlackRock, Inc., 40 East 52nd Street, New York, NY 10022. Requests may also be directed to (212) 810-5300 or via e-mail to *invrel@blackrock.com*. Copies may also be accessed electronically by means of the SEC's home page on the Internet at *www.sec.gov*. Stockholders and analysts should contact Investor Relations at (212) 810-5300 or via e-mail at *invrel@blackrock.com*. News media representatives and others seeking general information should contact Corporate Communications at (212) 810-5300 or via e-mail at *invrel@blackrock.com*.

Annual Stockholders Meeting
All stockholders are invited to attend the BlackRock annual meeting on Wednesday, May 23, 2007, beginning at 9:00 a.m., local time. The meeting will be held at BlackRock, Inc., 55 East 52nd Street, New York, New York 10055.

Dividend Policy
The declaration of and payment of dividends by BlackRock are subject to the discretion of our Board of Directors. BlackRock is a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. The Board of Directors has adopted a dividend policy establishing a targeted payout ratio of 40% of historical net income and reviews the dividend policy at least annually, subject in all cases to the Board of Directors' exercise of its fiduciary duty to the Company. On February 27, 2007, the Board of Directors approved an increase of BlackRock's quarterly dividend to $0.67, which was paid on March 23, 2007 to stockholders of record on March 7, 2007.

Registrar and Transfer Agent
Mellon Investor Services LLC
P.O. Box 3312
South Hackensack, NJ 07606
(800) 851-9677

Common Stock Prices
The table below sets forth by quarter the range of high and low sale and quarter-end closing prices for BlackRock's common stock.

2006	High	Low	Close	Dividends Declared
First Quarter	$161.49	$105.74	$140.00	$0.42
Second Quarter	$159.36	$120.69	$139.17	$0.42
Third Quarter	$152.34	$123.04	$149.00	$0.42
Fourth Quarter	$158.50	$140.72	$151.90	$0.42
2005				
First Quarter	$ 82.45	$ 73.64	$ 74.93	$0.30
Second Quarter	$ 80.52	$ 69.38	$ 80.45	$0.30
Third Quarter	$ 89.29	$ 79.87	$ 88.62	$0.30
Fourth Quarter	$113.87	$ 83.01	$108.48	$0.30



Front row left to right: **Thomas H. O'Brien**[4], Former Chairman and Chief Executive Officer, The PNC Financial Services Group, Inc., Chairman, Nominating & Governance Committee; **Dennis D. Dammerman**[1,3], Former Vice Chairman of the Board and Executive Officer, General Electric Company and Chairman, General Electric Capital Services, Inc.; **David H. Komansky**[3], Former Chairman and Chief Executive Officer, Merrill Lynch & Co., Inc., Chairman, Management Development & Compensation Committee.

Middle row left to right: **Laurence D. Fink**[2], Chairman and Chief Executive Officer, BlackRock, Inc., Chairman, Executive Committee; **E. Stanley O'Neal**, Chairman, Chief Executive Officer and President, Merrill Lynch & Co., Inc.; **Robert C. Doll**, Vice Chairman and Global Chief Investment Officer — Equities, BlackRock, Inc.; **Linda Gosden Robinson**[2,4], Chairman, Robinson Lerer & Montgomery, LLC; **William O. Albertini**[1], Former Executive Vice President and Chief Financial Officer, Bell Atlantic Global Wireless, Inc., Chairman, Audit Committee; **James Grosfeld**[3,4], Former Chairman and Chief Executive Officer, Pulte Corporation; **William S. Demchak**, Vice Chairman and head of Corporate & Institutional Banking, The PNC Financial Services Group, Inc.

Back row left to right: **James E. Rohr**[2], Chairman and Chief Executive Officer, The PNC Financial Services Group, Inc.; **Ralph L. Schlosstein**, President, BlackRock, Inc.; **Robert S. Kapito**, Vice Chairman and head of Portfolio Management, BlackRock, Inc.; **Kenneth B. Dunn**[1], **Ph.D.**, Dean and Professor of Financial Economics at the David A. Tepper School of Business at Carnegie Mellon University; **Sir Deryck Maughan**[3], Director of Kohlberg Kravis Roberts and Chairman of KKR Asia; **Gregory J. Fleming**[2], President, Global Markets & Investment Banking, Merrill Lynch & Co., Inc.; **Murry S. Gerber**[1,2], Chairman, President and Chief Executive Officer, Equitable Resources, Inc.

Committees

1. Audit
2. Executive
3. Management Development & Compensation
4. Nominating & Governance

Corporate Headquarters
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022
(212) 810-5300

Americas

Atlanta, GA
Bloomfield Hills, MI
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Dallas, TX
Florham Park, NJ
Hopewell, NJ
Houston, TX
Jacksonville, FL
La Jolla, CA
Laguna Hills, CA
Los Angeles, CA
Miami, FL
Minneapolis, MN
New York, NY
Newport Beach, CA
Palm Beach, FL
Pasadena, CA
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Princeton, NJ
San Francisco, CA
Seattle, WA
Stamford, CT
St. Louis, MO
St. Petersburg, FL
Washington, DC
Wilmington, DE

Montevideo, Uruguay

Europe

Amsterdam
Edinburgh
Eindhoven
Frankfurt
Geneva
Isle of Man
Jersey
London
Luxembourg
Madrid
Milan
Munich
Paris
Stockholm
Zurich

Asia Pacific

Hong Kong
Seoul
Singapore
Taipei
Tokyo

Australia

Brisbane
Melbourne
Perth
Sydney

Designed and Produced by Taylor & Ives, Inc., NYC

PRODUCT PERFORMANCE NOTES

[illegible] Past performance is no guarantee of future results. Mutual fund performance data is net of fees and expenses and assumes the reinvestment of dividends and capital gains distributions. BlackRock waives certain fees without which performance would be lower. Investments in mutual funds are neither insured nor guaranteed by the U.S. government. Relative peer group performance is based on quartiles from Lipper Inc. for U.S. funds and Standard & Poor's for non-U.S. funds. Rankings are based on total returns with dividends and distributions reinvested and do not reflect sales charges. Funds with returns among the top 25% of a peer group of funds with comparable objectives are in the first quartile and funds with returns in the next 25% of a peer group are in the second quartile. Some funds have less than five years of performance.

[illegible] Composites Performance: Investment performance does not reflect the deduction of advisory fees and other expenses, which will reduce performance results and the return to investors. All performance results assume reinvestment of dividends, interest and/or capital gains. Some BlackRock composites have less than five years of performance.

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